Deutsche Bank Group

EXHIBIT 10.2



11 July 2017

GFN Asia Pacific Holdings Pty Ltd
c/o Gilbert + Tobin
Level 35, Tower Two
International Towers Sydney
200 Bangaroo Avenue
Bangaroo, NSW 2000
Attention: Peter Cook
(BidCo)

General Finance Corporation
39 East Union Street
Pasadena, California 91103
Attention: Charles E. Barrantes
(Sponsor)

Deutsche Bank AG Australia
ABN 13 064 165 162
Deutsche Bank Place
Level 16
126 Phillip Street
Sydney NSW 2000 Australia

GPO Box 7033 Sydney NSW 2001

Tel +61 2 8258 1234

Dear Sirs

PROJECT COMING HOME - COMMITMENT LETTER

1. **Facilities**

   Deutsche Bank AG, Sydney Branch (**Deutsche Bank**) is pleased to confirm its commitment, subject to the terms of this letter (**Commitment Letter**) and the Facility Agreement attached (**Facility Agreement**), to arrange, underwrite and syndicate the senior secured facilities described in the Facility Agreement (**Facilities**), with a total aggregate commitment of A$125,000,000.

   The Facilities are to be made available to the subsidiaries of Royal Wolf Holdings Limited (**Target**) referred to as the borrowers (**Borrowers**) in the Facility Agreement to refinance existing financial indebtedness of the Target and its subsidiaries following BidCo's acquisition of 90% of the issued share capital of the Target.

2. **Approvals**

   Deutsche Bank confirms that it has received all credit and other internal approvals that it requires to enter into this Commitment Letter.

3. **Execution of Finance Documents**

   a. Deutsche Bank undertakes that, if BidCo requests, it will promptly execute the Facility Agreement (in the form attached) and deliver it to BidCo (on behalf of the Borrowers) and Bidco and the Sponsor undertake to procure the Borrowers to execute and exchange that agreement promptly following receipt.

   b. Each of the parties undertakes to negotiate the other Finance Documents (as defined in the Facility Agreement) in good faith and use commercially reasonable endeavours to agree those Finance Documents by no later than 1 August 2017 and, once agreed, and if requested by Bidco, promptly execute and exchange (or, in the case of BidCo and the Sponsor, procure the Borrowers and (where applicable) the other Obligors to execute and exchange) those Finance Documents.

Chairman of the Supervisory Board: Paul Achleitner.
Management Board: John Cryan (Chairman), Marcus Schenck, Christian Sewing, Kimberly Hammonds, Stuart Lewis, Sylvie Matherat, Nicolas Moreau, Garth Ritchie, Karl von Rohr, Werner Steinmüller.

Deutsche Bank Aktiengesellschaft domiciled in Frankfurt am Main;
Local Court of Frankfurt am Main, HRB No 30 000; VAT ID No DE114103379;
www.db.com

4. Conditions

Deutsche Bank's commitment and other obligations under this Commitment Letter are subject to the form of the Finance Documents (other than the Facility Agreement) being satisfactory to it (but without limiting its obligations under paragraph 3(b) above).

Deutsche Bank's obligations to make Utilisations available under the Facility Agreement (upon it being signed) will be subject to the satisfaction of the conditions precedent set out in it, including evidence that GFN has acquired no less than 90% of the ordinary shares in the Target and has initiated the compulsory acquisition procedure under Part 6A.1 of the Australian Corporations Act in respect of the remaining shares in the Target.

5. Expiry

Subject to paragraph 6 below, the offer made in this Commitment Letter is open for acceptance until (and will not be revoked before) 5:00 p.m. (Sydney time) on Friday 14 July 2017 (or such later time as Deutsche Bank may agree in writing). This offer may be accepted by you delivering to us (including by pdf attachment to an email) a counterpart of this Commitment Letter signed by BidCo and the Sponsor prior to that time.

6. Termination

Deutsche Bank's commitment and other obligations under this Commitment Letter, if accepted in accordance with paragraph 5 above, will in any event terminate on the earliest to occur of:

a. the expiry of the Availability Period (as defined in the form of the Facility Agreement attached to this letter) (such date being no later than 6 months after the date of this Commitment Letter);

b. the date on which BidCo's offer for all of the issued share capital of the Target contained in its bidder's statement lapses or expires without 90% of the shares in the Target having been acquired by BidCo;

c. receipt of written notice from BidCo or the Sponsor (or any of their affiliates) that BidCo does not intend to proceed with the acquisition of the Target;

d. the Target is acquired by a party other than BidCo; or

e. notice from Deutsche Bank following any representation or warranty made in paragraph 9 being found to be incorrect or misleading in any material respect.

Paragraphs 7, 8, 9 and 10 shall survive any termination of this Commitment Letter.

7. Syndication

During the period from the date of this Commitment Letter:

a. until the date of execution of the Facility Agreement, Deutsche Bank may agree to assign all or part of its commitment to any person who is permitted to become a "New Lender" under the Finance Documents as described in clause 24.1 of the Facility Agreement. If Deutsche Bank agrees to make any such assignment:

    i. it will remain bound by paragraph 3;

    ii. the form of the Facility Agreement to be executed under that paragraph will be updated to include each assignee as an Original Lender;

    iii. Schedule 1 Part 2 of the Facility Agreement will be updated accordingly; and

    iv. Deutsche Bank must procure each such assignee to execute the Facility Agreement and any relevant Finance Documents promptly following any request made by BidCo to Deutsche Bank under paragraph 3; and

b. until the date 120 days after Financial Close, on request by Deutsche Bank, BidCo and the Sponsor each agree to assist Deutsche Bank by:

i.   providing all assistance, information and materials required by Deutsche Bank (acting reasonably) in the preparation of any necessary information package and/or information memorandum containing all relevant information and, if Deutsche Bank requests BidCo, the Borrowers and/or the Sponsor to approve the issuance of any such information package and/or information memorandum (or any information contained within either of them), Deutsche Bank will not distribute that information package and/or information memorandum until it receives that approval;

ii.   providing any information reasonably requested by Deutsche Bank;

iii.   making available senior management and representatives of BidCo, the Sponsors, the Borrowers and other members of the Group for the purposes of giving presentations to, and participating in meetings with, potential lenders at such times and places as Deutsche Bank may reasonably request.

For the avoidance of doubt, this paragraph 7 shall survive Financial Close

8. Confidentiality

This Commitment Letter (including the attached Facility Agreement) is confidential to Deutsche Bank and is being provided solely in connection with establishment of the Facilities. Neither BidCo nor the Sponsor may disclose this Commitment Letter to any other person without Deutsche Bank's prior written consent, unless such disclosure is:

a.   to your affiliates and your and their advisors;

b.   to the board of directors of the Target (and its advisors);

c.   to the extent reasonably necessary, in any disclosure document or bidders statement relating to the Target (other than disclosure of any fees, margins or other pricing provided for in connection with Facilities) which has been reviewed and approved by Deutsche Bank; or

d.   required (and only to the extent required) by law or the rules of any stock exchange (provided that you shall, where reasonably practicable, give written notice to Deutsche Bank prior to such disclosure and where it is not reasonably practicable to give written notice to Deutsche Bank prior to such disclosure, as soon thereafter as is practicable).

Any disclosure made under paragraphs (a) to (b) above must be on the basis that the information is treated confidentially by the recipients in accordance with this paragraph 8.

9. Information

BidCo and the Sponsor each represent and warrant to the best of its information, knowledge and belief after having made due inquiry that:

a.   all factual information (other than any projections) that has been or will be made available to Deutsche Bank by it or any of its representatives in connection with the Target and the Facilities (the **Information**) is true and accurate in all material respects and not incorrect or misleading in any material respect at the date it was provided or as at the date (if any) at which it was stated and it is not aware of any reason to doubt that the Information is true and accurate in all material respects and not incorrect or misleading in any material respect as at the date given to Deutsche Bank; and

b.   nothing has occurred or been omitted and no information has been given or withheld that results in the Information being untrue or misleading in any material respect; and

c.   the projections that have been or will be made available to Deutsche Bank by it or any of its representatives in connection with the Facilities have been or will be prepared in good faith and with due care and skill on the basis of reasonable assumptions at the time made.



BidCo and the Sponsor shall immediately notify Deutsche Bank in writing if any representation and warranty set out in above is or becomes incorrect or misleading and agrees to supplement the Information promptly from time to time to ensure that each such representation and warranty is correct when made.

The representations and warranties set out in this paragraph 9 are deemed to be made by BidCo and the Sponsor on the date of this Commitment Letter and on the date that the Finance Documents are entered into, by reference to the facts and circumstances then existing.

10. General

Clauses 2 (*Expenses*) to 10 (*Governing Law*) (other than clauses 3 (*Break Fee*) and 9 (*Termination*)) of the "Project Coming Home – Financing Mandate" letter between the Sponsor and Deutsche Bank dated 2 June 2017 ("**Mandate Letter**") apply to this Commitment Letter as if those clauses where set out in this Commitment Letter in full with all references to "GFN" being to "BidCo and the Sponsor" and all references to "this letter" being to "this Commitment Letter".

The Mandate Letter, this Commitment Letter and the Facility Agreement set out the entire agreement between the parties with respect to the Facilities and supersede all prior communications, written or oral, with respect to such matters, and may only be modified in writing signed by all parties.

This Commitment Letter may not be assigned by BidCo or the Sponsor without the prior written consent of Deutsche Bank.

This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, taken together with the Facility Agreement, shall constitute one agreement.

Yours sincerely,

Deutsche Bank AG, Sydney Branch

By: [signature]	By: [signature]
Name: Kevin Kosovich	Name: Martin Thomas
Title: Attorney	Title: Attorney

AGREED AND ACCEPTED

GFN Asia Pacific Holdings Pty Ltd.



By:

Name: _Charles E. Barrantes_

Title: _Director_

Date: _11 July 2017_

General Finance Corporation, Inc



By:

Name:

Title:

Charles E. Barrantes
Executive Vice President and
Chief Financial Officer

Date: _11 July 2017_

FACILITY AGREEMENT

Agreed form for attaching to Commitment Letter

A$125,000,000

SYNDICATED FACILITY AGREEMENT

dated [##] 2017

for

ROYAL WOLF HOLDINGS LIMITED

arranged by

DEUTSCHE BANK AG, SYDNEY BRANCH

with

PERPETUAL CORPORATE TRUST LIMITED

acting as Agent

P.T. LIMITED

acting as Security Trustee

KING & WOOD MALLESONS

Level 61
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.kwm.com
Ref: 602-0024704:ANM

CONTENTS

THIS AGREEMENT is dated [####] 2017 and made between:

(1)   **ROYAL WOLF HOLDINGS LIMITED** (ACN 121 226 793) (the "**Company**");

(2)   **ROYAL WOLF TRADING AUSTRALIA PTY LIMITED** (ACN 069 244 417) (the "**AU Borrower**") and **ROYALWOLF TRADING NEW ZEALAND LIMITED** (Company number 1062072) (the "**NZ Borrower**");

(3)   The entities listed in Part I of Schedule 1 as original guarantors (the "**Original Guarantors**");

(4)   The entities listed in Part II Schedule 1 as original lenders (the "**Original Lenders**");

(5)   **DEUTSCHE BANK AG, SYDNEY BRANCH** (ABN 13 064 165 162) as mandated lead arranger, underwriter and bookrunner (the "**MLAUB**" or the "**Arranger**")

(6)   **PERPETUAL CORPORATE TRUST LIMITED** (ABN 99 000 341 533) (the "**Agent**"); and

(7)   **P.T. LIMITED** (ABN 67 004 454 666) (the "**Security Trustee**").

IT IS AGREED as follows:


SECTION 1
INTERPRETATION


1.   **DEFINITIONS AND INTERPRETATION**

1.1   **Definitions**
       In this Agreement:

       "**Accession Letter**" means a document substantially in the form set out in Schedule 5 (*Form of Accession Letter*).

       "**Account Bank**" means the party described as the 'Account Bank' in the Account Bank Deed.

       "**Account Bank Deed**" means the document dated on or about the date of this Agreement entitled 'Account Control Deed' between the Obligors, the Account Bank and the Security Trustee.

       "**Accounting Standards**" means:

       (a)   in respect of a company incorporated under the Australian Corporations Act and the financial statements of that company, accounting standards, principles and practice applying by law or otherwise which are generally accepted and consistently applied in Australia;

       (b)   in respect of a company incorporated under the NZ Companies Act and the financial statements or consolidated financial statements of that company, generally accepted accounting practice as defined in section 8 of the NZ Financial Reporting Act, consistently applied in New Zealand;

(c) in respect of a company incorporated in any other jurisdiction and the financial statements of that company, accounting principles and practices applying by law or otherwise generally accepted in that jurisdiction, consistently applied; and

(d) in respect of the Group, the accounting standards, principles and practices applying by law or otherwise which are generally accepted and consistently applied in Australia.

"**Additional Borrower**" means a company which becomes an Additional Borrower in accordance with Clause 25 (*Changes to the Obligors*).

"**Additional Guarantor**" means a company which becomes an Additional Guarantor in accordance with Clause 25 (*Changes to the Obligors*).

"**Additional Obligor**" means an Additional Borrower or an Additional Guarantor.

"**Affiliate**" means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

"**Agent's Spot Rate of Exchange**" means the spot rate of exchange for the purchase of the relevant currency with the Base Currency in the Sydney foreign exchange market at or about 11:00 a.m. on a particular day, as determined by the Agent from a quote supplied by a Reference Bank.

"**AIFRS**" means the Australian equivalent to the International Financial Reporting Standards.

"**Assignment Agreement**" means an agreement in the form agreed between the Agent and the relevant assignor and assignee.

"**Associate**" has the meaning given to it in Section 128F(9) of the Australian Tax Act.

"**ASX Benchmarks**" means ASX Benchmarks Pty Limited (ACN 616 075 417).

"**Australian Corporations Act**" means the *Corporations Act 2001* of Australia.

"**Australian General Security Deed**" means the document dated on or about the date of this Agreement entitled 'Australian General Security Deed' between each Australian Obligor and the Security Trustee under which each Australian Obligor grants a Security Interest over all the present and after acquired property of that Australian Obligor.

"**Australian GST**" has the meaning given to 'GST' in the Australian GST Act.

"**Australian GST Act**" means *A New Tax System (Goods and Services Tax) Act 1999* of Australia.

"**Australian GST Group**" has the meaning given to 'GST Group' in the Australian GST Act.

"**Australian ITSA**" means an agreement between the members of an Australian GST Group which takes effect as an indirect tax sharing agreement under section 444-90 of Schedule 1 of the Australian TAA and complies with the Australian TAA and the Australian GST Act as

well as any applicable law, official directive, request, guideline or policy (whether or not having the force of law) issued in connection with the Australian TAA.

"Australian Obligor" means any Obligor which is incorporated in Australia, being at the date of this Agreement, each of Royal Wolf Holdings Limited, Royal Wolf Trading Australia Pty Limited and Kookaburra Containers Pty Limited.

"Australian PPS Law" means:

(a)   the Australian PPSA and any regulation made at any time under the Australian PPSA, including the Australian PPS Regulations (each as amended from time to time);

(b)   any amendment made at any time to any other legislation as a consequence of a law or regulation referred to in paragraph (a).

"Australian PPS Register" means the register established under section 147 of the Australian PPSA.

"Australian PPS Regulations" means the *Personal Property Securities Regulations 2010* of Australia.

"Australian PPSA" means the *Personal Property Securities Act 2009* of Australia.

"Australian TAA" means the *Taxation Administration Act 1953* of Australia.

"Australian Tax Act" means the *Income Tax Assessment Act 1936* of Australia or the *Income Tax Assessment Act 1997* of Australia (as applicable).

"Australian Tax Consolidated Group" means a 'consolidated group' or 'MEC group' (as defined in the Australian Tax Act) of which an Australian Obligor is or becomes a member.

"Australian TFA" means a tax funding agreement between the members of an Australian Tax Consolidated Group which includes:

(a)   reasonably appropriate arrangements for the funding of tax payments by the head company (as defined in the Australian Tax Act) having regard to the position of each member of the Australian Tax Consolidated Group;

(b)   an undertaking from each member of the Australian Tax Consolidated Group to compensate each other member adequately for loss of tax attributes (including tax losses and tax offsets) as a result of being a member of the Australian Tax Consolidated Group; and

(c)   an undertaking from the head company to pay all group liabilities (as described in section 721-10 of the Australian Tax Act) of the Australian Tax Consolidated Group before the members of the Australian Tax Consolidated Group make any payments to the head company under the agreement.

"Australian TSA" means an agreement between the members of an Australian Tax Consolidated Group which takes effect as a tax sharing agreement under section 721-25 of the Australian Tax Act and complies with the Australian Tax Act and any applicable law, official

directive, request, guideline or policy (whether or not having the force of law) issued in connection with the Australian Tax Act.

"Australian Withholding Tax" means any Tax required to be withheld or deducted from any interest or other payment under Division 11A of Part III of the Australian Tax Act or Subdivision 12-F of Schedule 1 to the Taxation Administration Act 1953 of Australia.

"Authorisation" means:

(a)   an authorisation, consent, approval, resolution, licence, exemption, filing or registration; or

(b)   in relation to anything which will be fully or partly prohibited or restricted by law if a Governmental Agency intervenes or acts in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action.

"Availability Period" means:

(a)   in relation to Facility A and Facility B, the period from and including the date of this Agreement to and including the earlier of:

　　　　(i)   the date falling 6 months after the date of the Commitment Letter (as may be extended in writing by the Agent (acting on the instructions of all Lenders));

　　　　(ii)   the date on which the Bid lapses or expires without 90% of the shares in the Company having been acquired by the bidder (being the relevant GFN Subsidiary);

　　　　(iii)   receipt by a Finance Party of written notice from GFN (or any of its Affiliates) that the bidder (being the relevant GFN Subsidiary) does not intend to proceed with the Bid; or

　　　　(iv)   the Company is acquired by a party other than the bidder (being the relevant GFN Subsidiary) under the Bid; and

(b)   in relation to Facility C, the period from and including the date of this Agreement to and including the earlier of:

　　　　(i)   the date that the Facility C Commitment is cancelled in full; and

　　　　(ii)   the date falling one month prior to the Maturity Date.

"Available Commitment" means, in relation to a Facility, a Lender's Commitment under that Facility minus:

(a)   the Base Currency Amount of its participation in any outstanding Loans under that Facility; and

(b)   in relation to any proposed Utilisation, the Base Currency Amount of its participation in any Loans that are due to be made under that Facility on or before the proposed Utilisation Date,

other than, in relation to any proposed Utilisation under Facility C only, that Lender's participation in any Facility C Loans that are due to be repaid or prepaid on or before the proposed Utilisation Date.

"**Available Facility**" means, in relation to a Facility, the aggregate for the time being of each Lender's Available Commitment in respect of that Facility.

"**Base Currency**" means Australian dollars.

"**Base Currency Amount**" means, in relation to a Loan, the amount specified in the Utilisation Request delivered by a Borrower for that Loan or, if the amount requested is not denominated in the Base Currency, that amount converted into the Base Currency at the Agent's Spot Rate of Exchange:

(a)   for a proposed Loan, on the date which is three Business Days before the Utilisation Date (or if later, on the date the Agents receives the Utilisation Request) of that proposed Loan; and

(b)   in relation to an outstanding Loan, on the date the Agent receives a Utilisation Request in respect of any proposed new Loan,

adjusted to reflect any repayment, prepayment, consolidation or division of a Loan.

"**BBSY Bid**" means in relation to any Loan in Australian dollars:

(a)   the applicable Screen Rate as of 10.30a.m. (Sydney time) on the Quotation Day for Australian dollars and for a period equal in length to the Interest Period of that Loan; or

(b)   as otherwise determined pursuant to Clause 11.1 (*Unavailability of Screen Rate*),

and if, in either case, that rate is less than zero, BBSY Bid shall be deemed to be zero.

"**Bid**" means the off-market takeover bid (or other takeover bid authorized by the Australian Corporations Act) by a GFN Subsidiary to acquire all of the issued share capital of the Company not currently owed by GFN and its Subsidiaries and any ensuing compulsory acquisition undertaken pursuant to the Australian Corporations Act.

"**Bill**" has the meaning it has in the:

(a)   *Bills of Exchange Act 1909* of Australia; and

(b)   *Bills of Exchange Act 1908* of New Zealand,

and a reference to the drawing, acceptance or endorsement of, or other dealing with, a Bill is to be interpreted in accordance with those Acts.

"Bison Capital" means Bison Capital Inc.

"Bison Capital Financing Documents" means the documents under which Bison Capital (or any of its Affiliates) is providing financing (whether as debt or equity) to a Subsidiary of GFN to part fund the Bid.

"BKBM" means in relation to any Loan in New Zealand dollars:

(a)   the applicable Screen Rate as of 11.00a.m. (Auckland time) on the Quotation Day for New Zealand dollars and for a period equal in length to the Interest Period of the Loan; or

(b)   as otherwise determined pursuant to Clause 11.1 (*Unavailability of Screen Rate*),

and if, in either case, that rate is less than zero, BKBM shall be deemed to be zero.

"Borrower" means the AU Borrower, the NZ Borrower or an Additional Borrower unless it has ceased to be a Borrower in accordance with Clause 25 (*Changes to the Obligors*).

"Borrower Affiliate" means any Borrower, any Affiliates of a Borrower, any trust of which it or any of its Affiliates is a trustee, any partnership of which it or any of its Affiliates is a partner and any trust, fund or other entity which is managed by, or is under the control of, it or any of its Affiliates, and includes GFN and Bison Capital and their Affiliates.

"Break Costs" means the amount (if any) by which:

(a)   the interest which a Lender should have received for the period from the date of receipt of all or any part of its participation in a Loan to the last day of the current Interest Period in respect of that Loan, had the principal amount received been paid on the last day of that Interest Period;

exceeds:

(b)   the amount which that Lender would be able to obtain by placing an amount equal to the principal amount received by it on deposit with a leading bank in the Relevant Market or acquiring a bill of exchange accepted by a leading bank for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

It is an amount payable in lieu of interest which would otherwise have been paid.

"**Building**" means any building, structure, earthworks or improvement of any kind or any part of same.

"**Business Day**" means a day (other than a Saturday or Sunday) on which banks are open for general business in Sydney, Melbourne and (in relation to any date for payment or purchase of New Zealand dollars) Auckland.

"**Calculation Date**" means each 31 March, 30 June, 30 September and 31 December, commencing 30 September 2017.

"**Calculation Period**" means, in relation to a Calculation Date, the period of 12 months ending on that Calculation Date.

"**Capital Expenditure**" means payment for expenditure on the acquisition, maintenance, refurbishment or upgrading (including the purchase of new assets to replace obsolete assets) of equipment, machinery, fixed assets, real property improvements, software and information systems or any other capital asset (including any costs incurred in connection with that expenditure) that under the Accounting Standards is regarded as capital expenditure.

"**Cash**" means all cash on hand, short term deposits and other cash equivalents.

"**CFADS**" (being Cashflow Available for Debt Service) means, for any Calculation Period, EBITDA for that Calculation Period:

(a)   plus (or minus) any decrease (or increase) in Working Capital for that Calculation Period;

(b)   less corporate Taxes paid by the Group in cash (net of cash Tax amounts received, including refunds of Tax received by the Group in cash) during that Calculation Period;

(c)   less Net Capital Expenditure paid by the Group in that Calculation Period; and

(d)   less Permitted Acquisitions under Clause 22.22(b)(iii) (*Acquisitions*) paid for by the Group in cash during that Calculation Period,

all as determined in accordance with Clause 21.2 (*Calculation of Financial Covenants*).

"**Change of Control**" means, other than with the prior written consent the Agent (acting upon the instructions of the Majority Lenders):

(a)   GFN ceases to Control, and legally and beneficiary (directly or indirectly) to hold all of the shares in, the Company (which will be deemed to have occurred if a Controller is appointed to all (or substantially all) of the assets of any Holding Company of the Company or any shares in the Company held (directly or indirectly) by any such Holding Company); or

(b)   the Company ceases to Control, and legally and beneficially (directly or indirectly) to hold all of the shares in, any other Obligor.

"**Code**" means the US Internal Revenue Code of 1986.

"Commitment" means the Facility A Commitment, the Facility B Commitment or the Facility C Commitment.

"Commitment Letter" means the letter dated on or about 30 June 2017 between GFN Asia Pacific Holdings Pty Ltd and the Arranger.

"Compliance Certificate" means a certificate substantially in the form set out in Schedule 7 (*Form of Compliance Certificate*).

"Confidential Information" means all information relating to the Company, any direct or indirect shareholder of the Company, any Obligor, the Group, the Finance Documents or a Facility of which a Finance Party becomes aware in its capacity as, or for the purpose of becoming, a Finance Party or which is received by a Finance Party in relation to, or for the purpose of becoming a Finance Party under, the Finance Documents or a Facility from either:

(a)   any Group Member or any of its advisers; or

(b)   another Finance Party, if the information was obtained by that Finance Party directly or indirectly from any Group Member or any of its advisers,

in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes:

     (i)   information that:

          (A)   is or becomes public information other than as a direct or indirect result of any breach by that Finance Party of Clause 38 (*Confidentiality*); or

          (B)   is identified in writing at the time of delivery as non-confidential by any Group Member or any of its advisers; or

          (C)   is known by that Finance Party before the date the information is disclosed to it in accordance with paragraphs (a) or (b) above or is lawfully obtained by that Finance Party after that date, from a source which is, as far as that Finance Party is aware, unconnected with the Group and which, in either case, as far as that Finance Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality; and

     (ii)   any Funding Rate or Reference Bank Quotation.

"Confidentiality Undertaking" means a confidentiality undertaking substantially in the form of the "APLMA (Australian Branch) Form of Confidentiality Agreement on Sell Down" as published by the Asia Pacific Loan Market Association or in any other form agreed between the Company and the Agent.

"Control":

(a)   has the meaning given in section 50AA of the Australian Corporations Act; and

(b)   in respect of an 'entity' (as defined in the Australian Corporations Act) also includes the direct or indirect power to directly or indirectly direct the management or policies of the entity or control the membership or voting of the board of directors or other governing body of the entity (whether or not the power has statutory, legal or equitable force or arises by means of statutory, legal or equitable rights or trusts, agreements, arrangements, understandings, practices, the ownership of any interest in Marketable Securities, bonds or instruments of the entity or otherwise),

and, when used in relation to a NZ Obligor, as if that Obligor was subject to the Australian Corporations Act.

"Contested Taxes" means a Tax assessed as payable by a person where the person:

(a)   is diligently contesting the assessment in good faith and in accordance with proper procedures and laws;

(b)   is not required by applicable law to pay the Tax before the contest is determined; and

(c)   has satisfied the Agent that it has set aside sufficient reserves of liquid assets to pay the Tax and any fine, penalty, interest or other cost payable if the contest is unsuccessful.

"Controller" has the meaning it has in the Australian Corporations Act and, when used in relation to a NZ Obligor, as if that Obligor was subject to the Australian Corporations Act.

"Core Business" means the hire, sale and modification of portable container solutions in three key product segments: portable storage, portable buildings and freight based on shipping container design.

"Debt Purchase Transaction" means, in relation to a person, a transaction where such person:

(a)   acquires by way of assignment, novation or transfer;

(b)   enters into any sub-participation in respect of; or

(c)   enters into any other agreement or arrangement having an economic effect substantially similar to a sub-participation in respect of, or allowing it to control the exercise of rights relating to,

any Commitment or amount outstanding under this Agreement.

"Debt Service Cover Ratio" means, for a Calculation Period, the ratio of:

(a)   CFADS; to

(b)   the aggregate of:

(i)   Net Interest Expense;

(ii)   scheduled repayments under Facility A; and

(iii)   the capital element of all payments made under finance or capital leases of the Group,

in each case, for that Calculation Period. Net Interest Expense for a Calculation Period will be determined in accordance with Clause 21.2 (*Calculation of Financial Covenants*).

"Default" means an Event of Default or any event or circumstance specified in Clause 23 (*Events of Default*) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default.

"Defaulting Finance Party" means any Finance Party (other than a Lender which is a Borrower Affiliate):

(a)   which (in any capacity) has failed to make a payment when due under this Agreement or has notified a Party that it will not make such a payment, except where:

    (i)   its failure to pay is caused by:

        (A)   administrative or technical error; or

        (B)   a Disruption Event; and

        payment is made within 5 Business Days of its due date; or

    (ii)   the Finance Party is disputing in good faith whether it is contractually obliged to make the payment in question;

(b)   which (in any capacity) has otherwise rescinded or repudiated a Finance Document; or

(c)   which:

    (i)   is or is adjudicated to be insolvent;

    (ii)   applies or resolves to be wound up, given protection against creditors or placed in bankruptcy or any analogous process; or

    (iii)   is subject to the appointment of a liquidator, administrator, manager, trustee in bankruptcy or any analogous process.

"Disposal" means any sale, assignment, transfer, lease or other disposal, or grant of any interest whether:

(a)   in a single transaction or in a series of transactions (whether related or not); or

(b)   voluntarily or involuntarily.

"Disruption Event" means either or both of:

(a)   a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facilities (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

(b)   the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that, or any other Party:

    (i)   from performing its payment obligations under the Finance Documents; or

    (ii)   from communicating with other Parties in accordance with the terms of the Finance Documents,

and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted.

"Distribution" means any distribution in cash or in kind or payments including by way of:

(a)   dividends;

(b)   share buy-backs;

(c)   capital returns or reductions;

(d)   payment of fees (including any management fees);

(e)   payments of principal, interest and other amounts; and

(f)   deposits and redemptions of any redeemable preference shares,

to shareholders, unitholders, related entities or providers of debt which is (or is intended to be) subordinated to the Facility.

"EBITDA" means, for a Calculation Period, the consolidated operating profit (or loss) of the Group from ordinary operations for that Calculation Period after adjustment to exclude (to the extent not already excluded and without double counting):

(a)   any deduction or contribution in respect of Taxes for that Calculation Period;

(b)   Net Interest Expense incurred (including capitalised, suspended interest and/or interest paid in kind) during that Calculation Period;

(c)   any depreciation or amortisation of fixed assets (including any leasehold property) during that Calculation Period;

(d)   any amortisation or impairment of goodwill or intangible assets and acquisition costs (including amortisation of debt fees) during that Calculation Period;

(e)   any individually significant (and non-recurring) or extraordinary or unusual losses and any individually significant (and non-recurring) or extraordinary or unusual gains during that Calculation Period (but cash items will not be excluded from EBITDA under this paragraph (e) to the extent that the relevant event has an ongoing impact on EBITDA in more than 2 subsequent quarters);

(f)   any non-cash expensing of any stock option incentive plan or any other similar non-cash share based employee compensation or management equity plan;

(g)   any loss or gain against book value arising from the disposal of any asset (not being disposals made in the ordinary course of trading) during that Calculation Period and any increment or decrement relating to the revaluation of any asset during that Calculation Period which goes through the profit and loss account;

(h)   any unrealised exchange gains and losses and any unrealised gains or losses on derivative financial instruments and any other non-cash accounting adjustments or charges;

(i)   EBITDA for that period of any entity or business sold, transferred or otherwise disposed of by any Group Member during such Calculation Period;

(j)   after adjustment to remove net profits or losses of any entity which have been consolidated within consolidated operating profit (or loss) of the Group in respect of the Calculation Period but which are attributable to outside equity interests (not being a Group Member); and

(k)   excluding any non-cash AIFRS related adjustments and charges,

and including (without double counting) pro-forma EBITDA adjustments for entities acquired by the Group during the previous 12 months on a full year run rate basis provided that any such pro-forma EBITDA adjustments exceeding A$1,000,000 in aggregate in a Financial Year must be certified as accurate by the Chief Financial Officer and a director of the Company, based upon and subject to assumptions and qualifications acceptable to the Agent (acting on the instructions of the Majority Lenders) (acting reasonably). EBITDA for a Calculation Period will be determined in accordance with Clause 21.2 (*Calculation of Financial Covenants*).

"**Environment**" means all aspects of the surroundings of human beings including:

(a)   the physical factors of those surroundings, such as land, the waters and the atmosphere;

(b)   the biological factors of those surroundings, such as animals, plants and other forms of life; and

(c)   the aesthetic factors of those surroundings such as appearance, sounds, smells, tastes and textures.

"**Environmental Approval**" means any and all Authorisations of any kind relating to the Environment required by any Governmental Agency or any Environmental Law.

"**Environmental Law**" means any law relating to the Environment and pollution including a law relating to water, water catchments, pollution of air, soil, groundwater or water, noise, soil chemicals, pesticides, hazardous substances, the ozone layer, waste, dangerous goods, public health, occupational health and safety, environmental hazards, any aspect of protection of the Environment, or the enforcement or administration of any such law (whether that law arises under law or pursuant to an Authorisation, notice, decree, order or directive of any Governmental Agency or otherwise).

"**Environmental Liability**" means any of the following liabilities which arise, directly or indirectly, from or in relation to any property occupied by an Obligor:

(a)   all losses, costs and expenses associated with complying with the requirements of any Governmental Agency under an Environmental Law or in connection with an Environmental Approval;

(b)   any compensation or other money that a Governmental Agency requires to be paid to a Governmental Agency or any other person under an Environmental Law or an Environmental Approval;

(c)   any fines or penalties incurred under an Environmental Law or Environmental Approval;

(d)   all losses, costs and expenses incurred in complying with or avoiding a contravention of an Environmental Law or Environmental Approval;

(e)   all losses, costs and expenses (including all legal and consultancy costs) which are incurred as a result of any contravention or alleged contravention of an Environmental Law or Environmental Approval; and

(f)   all other claims, demands, suits, proceedings, causes of action, losses (including consequential losses) damages, costs and expenses arising under an Environmental Law or Environmental Approval and legal and consulting fees and interest.

"**Event of Default**" means any event or circumstance specified as such in Clause 23 (*Events of Default*).

"**Event of Insolvency**" in relation to a person, means if one or more of the following events occur in relation to it:

(a)   it is (or states that it is) an insolvent under administration (as defined in the Australian Corporations Act) or insolvent (as defined in section 95A of the Australian Corporations Act); or

(b)   it is taken or admits to be unable to pay its debts under section 287 of the NZ Companies Act; or

(c)   if it is a corporation, a liquidator or provisional liquidator is appointed in respect of it; or

(d) it is under administration or wound up (or otherwise the subject of a dissolution) or has had a Controller, Managing Controller, liquidator, provisional liquidator, receiver, administrative receiver, administrator, compulsory manager, trustee or other similar officer appointed to in respect of it or any of its property; or

(e) it is subject to any arrangement, assignment, moratorium or composition (formal or informal) with or for the benefit of creditors or any class or group of them, reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise), a personal insolvency agreement, protected from creditors under any statute or any similar proceeding or arrangement by which its assets are subjected conditionally or unconditionally to the control of its creditors or a trustee, unless this takes place as part of a solvent reconstruction, amalgamation, merger or consolidation that has been approved by the Agent (acting on the instructions of the Majority Lenders); or

(f) if it is a corporation, it is deregistered or dissolved (in each case, other than to carry out a reorganisation, amalgamation, merger or consolidation while solvent on terms approved by the Agent (acting on the instructions of the Majority Lenders)) or a step is taken under section 601AA, 601AB or 601AC of the Corporations Act to cancel its registration and such steps are not withdrawn or stopped within 15 Business Days; or

(g) a court grants a petition, or an order is made, for the bankruptcy of an individual or his estate under any Insolvency Provision; or

(h) an application or order has been made, resolution passed, proposal put forward, or any other corporate or other action, legal proceedings or other formal procedure or step is taken, in each case in connection with any matter in paragraphs (a) to (g) above, except if, in relation to an application, that application is withdrawn or dismissed within 10 Business Days; or

(i) it is taken (under section 459F(1) of the Australian Corporations Act) to have failed to comply with a statutory demand; or

(j) it is taken (under section 287 of the NZ Companies Act) to have failed to comply with a statutory demand; or

(k) it is the subject of an event described in, or presumed by a court to be insolvent under, section 459C(2)(b) (or it makes a statement from which the Agent (acting on the instructions of the Majority Lenders) reasonably deduces it is so subject); or

(l) it is the subject of an event described in section 585 of the Australian Corporations Act (or it makes a statement from which the Agent (acting on the instructions of the Majority Lenders) reasonably deduces it is so subject); or

(m) it is declared at risk pursuant to the NZ Corporations (Investigation and Management) Act or a statutory manager is appointed or a step is taken with a view to any such appointment in respect of it under that Act; or

(n)   it is, or admits in writing that it is, or is declared to be, or is taken under any applicable law to be (for any purpose), insolvent or unable to pay its debts as and when they fall due; or

(o)   it stops or suspends or threatens to stop or suspend payment of any class of its debt or its debts generally; or

(p)   something having an analogous, equivalent or substantially similar effect to (a) to (o) happens in connection with that person under the law of any jurisdiction.

"**Excess Cashflow**" means in respect of any Financial Year of the Group, EBITDA for that Financial Year **minus** the sum of the following for the Group (on a consolidated basis) for that Financial Year, without double counting:

(a)   Net Interest Expense of the Group;

(b)   any Taxes paid or payable in cash;

(c)   any increase in Working Capital (excluding changes in Working Capital relating to acquisitions) as at the end of that Financial Year over the previous Financial Year;

(d)   Net Capital Expenditure;

(e)   any permanent prepayment or repayment of principal under the Facility (and, in the case of Facility C, where there is a contemporaneous and equal reduction in the commitment in respect of that Facility) in that Financial Year;

(f)   the amount of any realised cash cost incurred by a Group Member in respect of any extraordinary item during that Financial Year to the extent not already deducted from EBITDA;

(g)   any cash losses on hedging arrangements realised during that Financial Year;

(h)   any Permitted Distributions paid in that Financial Year;

plus, to the extent not included in EBITDA for that Financial Year:

(i)   any decrease in Working Capital (excluding changes in Working Capital relating to acquisitions) during that Financial Year ;

(j)   any Tax refunds or other Tax receipts received during that Financial Year;

(k)   any amount of unspent Capital Expenditure that was deducted from Excess Cashflow during a previous Financial Year and not spent in the Financial Year in which deducted;

(l)   any realised cash receipts (net of applicable Tax) or minus any realised cash payments of a Group Member in respect of any extraordinary, non-recurring or one-off items not already taken into account in calculating EBITDA, but excluding any cash receipt that is:

(A) permitted under the Finance Documents to be retained or applied for another purpose within any required time period; or

(B) used to prepay the Facilities ; and

(m) any cash gains on hedging arrangements realised during that Financial Year.

"Facility" means Facility A, Facility B or Facility C.

"Facility A" means the amortising term loan facility made available under this Agreement as described in Clause 2.1(a) (*The Facilities*).

"Facility A Commitment" means:

(a) in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading "Facility A Commitment" in Part II of Schedule 1 (*The Original Parties*) and the amount of any other Facility A Commitment transferred to it under this Agreement; and

(b) in relation to any other Lender, the amount in the Base Currency of any Facility A Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

"Facility A Loan" means a loan made or to be made under Facility A or the principal amount outstanding for the time being of that loan.

"Facility A Repayment Date" means each 30 June and 31 December commencing 31 December 2017.

"Facility A Repayment Instalment" means, for a Facility A Repayment Date, A$3,330,000 (as may be reduced by prepayments in accordance with Clause 7.4(b) (*Voluntary prepayment*) and Clause 8.3(a)(i) (*Application of Mandatory Prepayments*) .

"Facility B" means the bullet term loan facility made available under this Agreement as described in Clause 2.1(b) (*The Facilities*).

"Facility B Commitment" means:

(a) in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading "Facility B Commitment" in Part II of Schedule 1 (*The Original Parties*) and the amount of any other Facility B Commitment transferred to it under this Agreement; and

(b) in relation to any other Lender, the amount in the Base Currency of any Facility B Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

"Facility B Loan" means a loan made or to be made under Facility B or the principal amount outstanding for the time being of that loan.

"**Facility C**" means the revolving working capital facility made available under this Agreement as described in Clause 2.1(c) (*The Facilities*).

"**Facility C Commitment**" means:

(a)   in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading "Facility C Commitment" in Part II of Schedule 1 (*The Original Parties*) and the amount of any other Facility C Commitment transferred to it under this Agreement; and

(b)   in relation to any other Lender, the amount in the Base Currency of any Facility C Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

"**Facility C Loan**" means a loan made or to be made under Facility C or the principal amount outstanding for the time being of that loan.

"**Facility Office**" means the office or offices in Australia notified by a Lender to the Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than five Business Days' written notice) as the office or offices through which it will perform its obligations under this Agreement.

"**FATCA**" means:

(a)   sections 1471 to 1474 of the Code or any associated regulations;

(b)   any treaty, law or regulation of any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of any law or regulation referred to in paragraph (a) above; or

(c)   any agreement pursuant to the implementation of any treaty, law or regulation referred to in paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction.

"**FATCA Application Date**" means:

(a)   in relation to a "withholdable payment" described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the US), 1 July 2014;

(b)   in relation to a "withholdable payment" described in section 1473(1)(A)(ii) of the Code (which relates to "gross proceeds" from the disposition of property of a type that can produce interest from sources within the US), 1 January 2019; or

(c)   in relation to a "passthru payment" described in section 1471(d)(7) of the Code not falling within paragraphs (a) or (b) above, 1 January 2019,

or, in each case, such other date from which such payment may become subject to a deduction or withholding required by FATCA as a result of any change in FATCA after the date of this Agreement.

"**FATCA Deduction**" means a deduction or withholding from a payment under a Finance Document required by FATCA.

"**FATCA Exempt Party**" means a Party that is entitled to receive payments free from any FATCA Deduction.

"**Fee Letter**" means any letter or letters dated on or about the date of this Agreement between the Arranger and the Company, GFN or GFN Asia Pacific Holdings Pty Ltd (or the Agent and the Company or the Security Trustee and the Company) setting out any of the fees referred to in Clause 12 (*Fees*).

"**Finance Document**" means:

(a)   this Agreement;

(b)   each Security Document;

(c)   each Hedging Agreement;

(d)   each Fee Letter;

(e)   each Accession Letter;

(f)   each Resignation Letter;

(g)   each Compliance Certificate;

(h)   any Recognition Certificate;

(i)   any agreement, deed or legal instrument that is entered into under or pursuant to the terms of any of the above;

(j)   any document or agreement that amends, supplements, replaces or novates any of the above; and

(k)   any document that is designated as a "Finance Document" in writing by the Agent and the Company.

"**Finance Party**" means the Security Trustee, the Agent, the Arrangers, any Hedge Counterparty or a Lender.

"**Financial Close**" means the date on which all conditions precedent are satisfied (or waived by the Agent on the instructions of all the Lenders in accordance with Clause 4 (*Conditions of Utilisation*)) and first draw-down under the Facilities occurs.

"**Financial Year**" means each 12 month period ending on or about 30 June (unless otherwise amended).

"Financial Indebtedness" means any indebtedness for or in respect of:

(a) moneys borrowed and any debit balance at any financial institution;

(b) any amount raised under any acceptance credit, bill acceptance or bill endorsement facility or dematerialised equivalent;

(c) any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;

(d) the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with Accounting Standards, be treated as a finance or capital lease;

(e) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis);

(f) any redeemable shares where the holder has the right, or the right in certain conditions, to require redemption;

(g) any amount raised under any other transaction (including any forward sale or purchase agreement) of a type not referred to in any other paragraph of this definition having the commercial effect of a borrowing;

(h) consideration for the acquisition of assets or services payable more than 90 days after acquisition;

(i) any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close-out of that derivative transaction, that amount) shall be taken into account);

(j) any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution; and

(k) the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (j) above.

"Funding Rate" means any individual rate notified by a Lender to the Agent pursuant to Clause 11.4(a)(ii) (*Cost of funds*).

"GFN" means General Finance Corporation, Inc, being the Delaware corporation whose common stock trades publicly on the NASDAQ Global Market in the United States and who owns 100% of GFN U.S. Australasia Holdings, Inc which, as at the date of the Commitment Letter, owned approximately 51% of the Company.

"**Governmental Agency**" means any government or any governmental, semi-governmental or judicial entity or authority. It also includes any self regulatory organisation established under statute or any stock exchange.

"**Group**" means the Company and its Subsidiaries for time to time.

"**Group Member**" means a member of the Group.

"**Guarantee**" means the guarantee, undertaking and indemnity given under Clause 18 (*Guarantee*).

"**Guarantor**" means an Original Guarantor or an Additional Guarantor, unless it has ceased to be a Guarantor in accordance with Clause 25 (*Changes to the Obligors*).

"**Hedge Counterparty**" has the meaning given to it in the Security Trust Deed.

"**Hedging Agreement**" has the meaning given to it in the Security Trust Deed.

"**Hedging Policy**" means the hedging policy for the Group approved and adopted by the board of the Company from time to time, approved by the Agent (acting on the instructions of the Majority Lenders), such approval not to be unreasonably withheld or delayed.

"**Holding Company**" means, in relation to a person, any other person in respect of which it is a Subsidiary.

"**Idle Camp Accommodation Units**" means the units previously deployed in the Group's business as mining camp accommodation units, and not redeployed or sold, being as at the date of this Agreement the units described as Idle Portable Building Stock in Schedule 8 (*Idle Camp Accommodation Units*).

"**Indirect Tax**" means any goods and services tax, consumption tax, value added tax or any tax of a similar nature, and includes Australian GST and NZ GST.

"**Intellectual Property**" means any intellectual or industrial property including:

(a) a patent, trade mark or service mark, copyright, registered design, trade secret or confidential information; or

(b) a licence or other right to use or to grant the use of any of the above or to be the registered proprietor or user of any of the above.

"**Insolvency Provision**" means any law relating to insolvency, sequestration, liquidation, winding up or bankruptcy (including any law relating to the avoidance of conveyances in fraud of creditors or of preferences and any law under which a liquidator or trustee may set aside or avoid transactions) and any provision of any agreement, arrangement or scheme, formal or informal, relating to the administration of any of the assets of any person.

"**Interest Expense**" means interest, margin, commitment fees, discount and other recurring payments of a similar nature paid or payable in relation to any Financial Indebtedness (after taking into account the net effect of any difference payments under any hedge agreements)

including fees payable for any guarantee or letter of credit and the interest element of finance leases but excluding:

(a)   capitalised interest, suspended interest or any interest paid in kind; and

(b)   any amounts payable to another Group Member.

"Interest Period" means, in relation to a Loan, each period determined in accordance with Clause 10 (*Interest Periods*).

"Interest Prepayment Account" means the account to be held by an Obligor with the Account Bank which is designated as the "Interest Prepayment Account" for the purposes of the Finance Documents. If there is a change of the account, it includes any account into which money credited to the Interest Prepayment Account is transferred.

"Interest Rate" means the percentage rate per annum which is the aggregate of:

(a)   the Margin; and

(b)   in relation to any Loan in:

    (i)   Australian dollars, BBSY Bid; or

    (ii)   New Zealand dollars, BKBM; and

(c)   at any time an Event of Default or Review Event is continuing:

    (i)   on or before the Maturity Date, 2 per cent per annum; or

    (ii)   after the Maturity Date, 4 per cent per annum.

"Interpolated Screen Rate" means, in relation to any Loan, the rate (rounded to the same number of decimal places as the two relevant Screen Rates) which results from interpolating on a linear basis between:

(a)   the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than the Interest Period of that Loan; and

(b)   the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds the Interest Period of that Loan,

each as of 10.30a.m. (Sydney time) (in the case of BBSY Bid) or 11.00a.m. (Auckland time) (in case of BKBM) on the Quotation Day for the currency of that Loan.

"Key Management Personnel" means each of Neil Littlewood (CEO) and Greg Baker (CFO).

"Lender" means:

(a)   any Original Lender; and

(b)   any bank, financial institution, trust, fund or other entity which has become a Party in accordance with Clause 24 (*Changes to the Lenders*),

which in each case has not ceased to be a Party in accordance with the terms of this Agreement.

"Loan" means a Facility A Loan, Facility B Loan or a Facility C Loan.

"Majority Lenders" means, at any time:

(a)   if there is only one Lender, that Lender; and

(b)   if there are two or more Lenders, a Lender or Lenders whose Commitments aggregate at least 662/3% of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated at least 662/3% of the Total Commitments immediately prior to the reduction).

Where a Lender's Commitment has been reduced to zero, but it has an outstanding participation in any outstanding Utilisations, then for this purpose its Commitment will be taken to be the aggregate amount of its participation.

"Managing Controller" has the meaning it has in the Australian Corporations Act and, when used in relation to a New Zealand Obligor, as if that Obligor was subject to the Australian Corporations Act.

"Margin" means in relation to any Loan:

(a)   on and prior to the day that the Agent receives the first Compliance Certificate from the Company pursuant to clause 20.2 (*Provision and Contents of Compliance Certificate*), 5% per annum; and

(b)   thereafter, the rates determined in accordance with Clause 11.7 (*Margin Adjustments by reference to the Net Leverage Ratio*) and by reference to the table below, based on the Net Leverage Ratio applicable on the most recent Calculation Date:

Net Leverage Ratio (Net Debt/EBITDA)	Margin (% per annum)
NLR > 3.0 x	5.5%
2.5 x < NLR ≤ 3.0	5.0%
2.0 x < NLR ≤ 2.5x	4.75%
1.5 < NLR ≤ 2.0x	4.50%
NLR ≤ 1.5x	4.25%

"Marketable Securities" has the meaning given to "marketable securities" in section 9 of the Australian Corporations Act but as if the reference to "managed investment scheme" included any unit trust which is not registered under the Australian Corporations Act.

"Material Adverse Effect" means a material adverse effect on:

(a)   the consolidated business, assets, or financial condition of the Obligors (taken as a whole);

(b)   the ability of the Obligors (taken as a whole) to perform their payment or other material obligations under the Finance Documents; or

(c)   the validity or enforceability of a material part of any Finance Document or any material right or remedy of the Finance Party under the Finance Documents.

"Material Authorisation" means any Authorisation which is necessary:

(a)   to enable an Obligor lawfully to enter into, exercise its rights and perform its obligations under each Finance Document to which it is a party;

(b)   for the validity or enforceability of a Finance Document or for the effectiveness of a Transaction Security as a Security Interest (with the priority contemplated in it);

(c)   to make each such Finance Document admissible in evidence in its jurisdiction of incorporation;

(d)   for an Obligor to carry on its business where failure to hold that Authorisation would be reasonably likely to have a Material Adverse Effect.

"Maturity Date" means in relation to each Facility, the date that is three (3) years from the date of Financial Close.

"Month" means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a)   (subject to paragraph (b) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(b)   if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c)   if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

The above rules will only apply to the last Month of any period.

"Net Capital Expenditure" means, for a Calculation Period, the consolidated aggregate of all Capital Expenditure of the Group paid during that Calculation Period minus any such Capital Expenditure funded from:

(a)   the Facilities or other Permitted Financial Indebtedness;

(b)   new equity subscribed in the Company;

(c)   Retained Excess Cashflow;

(d)   such other amounts permitted to be applied in reinvestment in assets for use in the Group's business or to fund Capital Expenditure pursuant to the mandatory prepayment provisions and which are not required to be applied towards mandatory prepayment of the Facilities; or

(e)   the net surplus (if any) of the net proceeds of sales of containers in the container hire fleet over the acquisition costs expended on containers purchased, in each case, during that Calculation Period not exceeding A$15,000,000.

"Net Debt" means the aggregate of all Financial Indebtedness of the Group on a consolidated basis; minus:

(a)   any shareholder loans or subordinated debt of the Group which is subordinated to the Facilities on terms and conditions satisfactory to the Agent (acting on the instructions of the Majority Lenders); and

(b)   all cash held by the Group at the time, excluding:

    (i)   cash which is subject to a Security Interest (other than a Transaction Security); and

    (ii)   the aggregate of all amounts withheld and which have not then been released by the relevant Group Member from payments due to sub-contractors or other third parties on account of defects liability, warranty or similar claims.

"Net Interest Expense" means, for a Calculation Period, Interest Expense for that Calculation Period net of any interest received or receivable in cash by the Group for that Calculation Period (excluding any amounts received or receivable from another Group Member). Net Interest Expense for a Calculation Period will be determined in accordance with Clause 21.2 (*Calculation of Financial Covenants*).

"Net Leverage Ratio" means, on any date, the ratio of:

(a)   Net Debt on that date; to

(b)   EBITDA for the 12 month period ending on that date.

The Net Leverage Ratio will be determined in accordance with Clause 21.2 (*Calculation of Financial Covenants*).

"**New Lender**" has the meaning given to that term in Clause 24 (*Changes to the Lenders*).

"**NZ Companies Act**" means the *Companies Act 1993* of New Zealand.

"**NZ Corporations (Investigation and Management) Act**" means the *Corporations (Investigation and Management) Act 1989* of New Zealand.

"**NZ Financial Reporting Act**" means the *Financial Reporting Act 2013* of New Zealand.

"**NZ General Security Deed**" means the document dated on or about the date of this Agreement entitled 'NZ General Security Deed' between each NZ Obligor and the Security Trustee under which each NZ Obligor grants a Security Interest over all the present and after acquired property of that NZ Obligor.

"**NZ GST**" means goods and services tax chargeable under the NZ GST Act.

"**NZ GST Act**" means the *Goods and Services Tax Act 1985* of New Zealand.

"**NZ Obligor**" means any Obligor which is incorporated in New Zealand, being at the date of this Agreement, each of Royalwolf Trading New Zealand Limited (company number 1062072) and Royalwolf NZ Acquisition Co. Limited (company number 2115393).

"**NZ PPSA**" means the *Personal Property Securities Act 1999* of New Zealand.

"**NZ PPS Regulations**" means the *Personal Property Securities Regulations 2001* of New Zealand.

"**NZ PPS Law**" means:

(a)   the NZ PPSA and any regulation made at any time under the NZ PPSA including the NZ PPS Regulations (each as amended from time to time);

(b)   any amendment made at any time to any other legislation as a consequence of a law or regulation referred to in paragraph (a).

"**Obligor**" means a Borrower or a Guarantor.

"**Offshore Associate**" means an Associate:

(a)   which is a non-resident of Australia and does not become a Lender or receive a payment in carrying on a business in Australia at or through a permanent establishment of the Associate in Australia; or

(b)   which is a resident of Australia and which becomes a Lender or receives a payment in carrying on a business in a country outside Australia at or through a permanent establishment of the Associate in that country; and

which does not become a Lender and receive payment in the capacity of a clearing house, custodian, funds manager or responsible entity of a registered scheme.

"Original Borrower" means the AU Borrower and the NZ Borrower.

"Original Financial Statements" means:

(a)   the audited consolidated financial statements of the Group for the Financial Year ended 30 June 2016; and

(b)   the audited consolidated financial statements of Royal Wolf Trading New Zealand Limited for its Financial Year ended 30 June 2016.

"Original Obligor" means an Original Borrower or an Original Guarantor.

"Participating Member State" means any member state of the European Union that has the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union.

"Party" means a party to this Agreement.

"Permitted Acquisition" means an acquisition permitted under Clause 22.22(b) (*Acquisitions*).

"Permitted Disposal" means any Disposal for fair market value:

(a)   in the ordinary course of the Core Business on arm's length terms;

(b)   of assets in exchange for other comparable assets (comparable in type and of equivalent value);

(c)   of assets which are obsolete, worn out, surplus to requirements or redundant;

(d)   of assets which are not required for the efficient operation of the Core Business on arm's length terms;

(e)   of Cash or cash equivalent investments:

    (i)   for Cash or in exchange for cash equivalent investments;

    (ii)   to pay Permitted Distributions; or

    (iii)   for the purposes of providing Permitted Financial Accommodation;

(f)   of the Idle Camp Accommodation Units on arm's length terms;

(g)   by an Obligor to another Obligor;

(h)   any other Disposal not otherwise permitted under paragraphs (a) to (f) above, provided that the aggregate value of the assets disposed of by all Obligors does not exceed A$2,000,000 (or its equivalent in another currency or currencies) in any Financial Year; or

(i)   made with the consent of the Agent (acting on the instructions of the Majority Lenders),

except where an Event of Default subsists and the Agent has notified the Company that no further Permitted Disposals may be made.

"Permitted Distribution" means a Distribution permitted under clause 22.27 (*Distributions*).

"Permitted Financial Accommodation" means any financial accommodation provided by the Obligors to any person or persons (other than an Obligor) in an aggregate amount not exceeding A$500,000 (or its equivalent in another currency or currencies).

"Permitted Financial Indebtedness" means:

(a)   Financial Indebtedness incurred under the Finance Documents;

(b)   Financial Indebtedness incurred under a Hedging Agreement entered into in accordance with Clause 22.12 (*Hedging*);

(c)   Financial Indebtedness incurred under any finance lease, hire purchase arrangement or similar facility provided the aggregate of all such Financial Indebtedness of all Obligors does not at any time exceed A$2,000,000 (or its equivalent in another currency or currencies);

(d)   Financial Indebtedness which is subordinated to the Facilities on terms and conditions satisfactory to the Agent (acting on the instructions of the Majority Lenders);

(e)   Financial Indebtedness owed to trade creditors on account of services provided on arm's length terms to an Obligor in the ordinary course of the Core Business;

(f)   Financial Indebtedness incurred or subsisting under transaction banking facilities maintained in the ordinary course of the Core Business (including any facility for the issue of guarantees, performance bonds, letters of credit or similar instruments) provided the aggregate of all such Financial Indebtedness of all Obligors does not at any time exceed A$3,000,000 (or its equivalent in another currency or currencies);

(g)   unsecured loans between Obligors; and

(h)   Financial Indebtedness incurred with the consent of the Agent (acting on the instructions of the Majority Lenders).

"Permitted Security Interest" means:

(a)   the Transaction Security;

(b)   a Security Interest arising by operation of law in the ordinary course of the Core Business, including:

(i)   a Security Interest in favour of a Governmental Agency securing rates, Taxes or similar charges;

(ii)   a possessory lien for the unpaid balance of money owing for work, repairs, storage, delivery or other services;

(iii)   any other Security Interest of landlords, carriers, warehousemen, repairers, mechanics or similar service providers which arise by law and in the ordinary course of the Core Business;

(c)   a right of title retention in connection with the acquisition of goods in the ordinary course of the Core Business;

(d)   any cash collateral for an obligation in respect of any Permitted Financial Indebtedness of the type described in paragraph (f) of the definition of Permitted Financial Indebtedness;

(e)   any Security Interest over cash paid into an escrow or similar account in connection with a Permitted Acquisition;

(f)   a right of set-off included in a commercial contract in the ordinary course of the Core Business that does not secure Financial Indebtedness (other than Permitted Financial Indebtedness (other than under paragraph (d) of the definition of Permitted Financial Indebtedness));

(g)   a transfer of an account, account receivable (as defined in NZ PPS Law) or chattel paper (whether or not securing the payment or performance of an obligation) on non-recourse terms and which is not prohibited by this Agreement;

(h)   a Security Interest (whether or not securing the payment or performance of an obligation) granted to a lessor or owner under a lease or hire purchase agreement in the asset the subject of that lease or hire purchase agreement, provided that if the lease or hire purchase agreement is in accordance with the Accounting Standards required to be treated as a finance or capital lease, such lease or hire purchase agreement is Permitted Financial Indebtedness;

(i)   any Security Interests not included in paragraphs (a) to (h) above which together secure payment or performance of obligations in aggregate not exceeding A$2,000,000 (or its equivalent in another currency or currencies); or

(j)   any Security Interest incurred with the consent of the Agent (acting on the instructions of the Majority Lenders).

"**PPS Law**" means any of the Australian PPS Law or the NZ PPS Law.

"**Prime Bank**" means a bank determined by ASX Benchmark (or any other person which takes over the administration of the Screen Rate for Australian dollars) as being a Prime Bank or an acceptor or issuer of bills of exchange or negotiable certificates of deposit for the purposes of calculating that Screen Rate. If ASX Benchmark or such other person ceases to make such determination, the Prime Banks shall be the Prime Banks last so appointed.

"**Quotation Day**" means, in relation to any period for which an interest rate is to be determined, the first day of that period (unless market practice differs in the Relevant Market for that currency, in which case the Quotation Day for that currency will be determined by the

Agent in accordance with market practice in the Relevant Market (and if quotations would normally be given on more than one day, the Quotation Day will be the last of those days)).

"Receiver" includes a receiver or receiver and manager.

"Reference Bank Quotation" means any quotation supplied to the Agent by a Reference Bank.

"Reference Bank Rate" means:

(a)   in relation to BBSY Bid, the sum of:

    (i)   the following rates:

        (A)   the rate representing the view (if any and applied to the relevant period) which respondents to the NCDSURVEY10AM survey conducted by ASX Benchmark (or any other person which takes over the conduct of that survey) are asked to submit to the relevant conductor of the survey; or

        (B)   (if the rate referred to in paragraph (A) is not available), the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request by the Reference Banks as the mid discount rate (expressed as a yield percent to maturity) observed by the relevant Reference Bank for marketable parcels of Australian dollar denominated bank accepted bills and negotiable certificates of deposit accepted or issued by Prime Banks, and which mature on the last day of the relevant period or in the same half month period under market conventions; or

        (C)   (if the rate referred to in paragraph (A) is not available and if there is no observable market rate for marketable parcels of Prime Bank Australian dollar securities referred to in paragraph (B) above), the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request by the Reference Banks as the rate at which the relevant Reference Bank could borrow funds in Australian dollars in the Australian interbank market and for the relevant period were it to do so by asking for and then accepting interbank offers for deposits in reasonable market sizes and for that period; and

    (ii)   0.05% per annum; or

(b)   in relation to BKBM, the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request by the Reference Banks:

    (i)   as the rate at which the relevant Reference Bank could borrow funds in the New Zealand bank bill market and for the relevant period were it to do so by

asking for and then accepting interbank offers for deposits in reasonable market size for that period; or

(ii)   (if the rate referred to in paragraph (i) is not available), as the rate at which the relevant Reference Bank could raise funds in the wholesale market for New Zealand dollars for the relevant period;

"Reference Banks" means, in relation to BBSY Bid, the principal office in Sydney/Melbourne of Australia and New Zealand Banking Group Limited, Commonwealth Bank of Australia, National Australia Bank Limited and Westpac Banking Corporation, and in relation to BKBM, the principal offices in Auckland of ANZ Bank New Zealand Limited, Bank of New Zealand, Westpac New Zealand Limited and ASB Bank Limited.

"Related Fund" in relation to a fund (the **"first fund"**), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the first fund.

"Relevant Market" means in relation to Australian dollars, the Australian interbank market for bank accepted bills and negotiable certificates of deposits and, in relation to New Zealand dollars, the New Zealand interbank bill market.

"Repeating Representations" means each of the representations set out in Clause 19 (*Representations*), other than paragraphs (a) and (b) of Clause 19.9 (*Financial statements*), Clause 19.10 (*Accuracy of Information*) and Clause 19.24 (*Disclosure*).

"Representative" means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.

"Resignation Letter" means a letter substantially in the form set out in Schedule 6 (*Form of Resignation Letter*).

"Retained Excess Cashflow" means, at any time, Cash that the Group has retain after the application of the mandatory prepayment of Excess Cashflow in accordance with Clause 8.2(a) (*Excess Cashflow sweep*) and which has not been spent or used by a Group Member.

"Review Event" means the occurrence of any of the following events:

(a)   a change in the Control of GFN; or

(b)   any Key Management Personnel dies, resigns or, by reason of illness or incapacity (whether mental or physical), becomes incapable of managing his own affairs and is not replaced with a suitably qualified person within 60 Business Days.

"Rollover Loan" means one or more Facility C Loans:

(a)   made or to be made on the same day that a maturing Facility C Loan is due to be repaid; or

(b)   the aggregate amount of which is equal to or less than the amount of the maturing Facility C Loan;

(c)   in the same currency as the maturing Facility C Loan; and

(d)   made or to be made to the same Borrower for the purpose of refinancing that maturing Facility C Loan.

"Screen Rate" means:

(a)   in relation to BBSY Bid:

(i)   the Australian Bank Bill Swap Reference Rate (Bid) administered by ASX Benchmarks (or any other person which takes over the administration of that rate) for the relevant period displayed on page BBSY of the Bloomberg Screen (or any replacement Bloomberg page which displays that rate). If such page or service ceases to be available, the Agent may specify another page or service displaying the relevant rate after consultation with the Company; and

(ii)   if the rate described in sub-paragraph (i) above is not available, the sum of:

(A)   the Australian Bank Bill Swap Reference Rate administered by ASX Benchmarks (or any other person which takes over the administration of that rate) for the relevant period displayed on page BBSW of the Bloomberg Screen (or any replacement Bloomberg page which displays that rate). If such page or service ceases to be available, the Agent may specify another page or service displaying the relevant rate after consultation with the Company; and

(B)   0.05% per annum; and

(b)   in relation to BKBM, the New Zealand bank bill reference rate (bid) administered by the New Zealand Financial Markets Association (or any other person which takes over the administration of that rate) for the relevant period displayed on page BKBM of the Bloomberg screen (or any replacement Bloomberg page which displays that rate) or on the appropriate page of such other information service which publishes that rate from time to time in place of Bloomberg. If such page or service ceases to be available, the Agent may specify another page or service displaying the relevant rate after consultation with the Company.

"Secured Property" means all of the assets of the Obligors which from time to time are the subject of the Transaction Security.

"Security Documents" means any documents:

(a)   the Security Trust Deed;

(b)   the Australian General Security Deed;

(c)   the NZ General Security Deed;

(d)   the Account Bank Deed;

(e)   any agreement, deed or legal instrument that is entered into under or pursuant to the terms of any of the above;

(f)   any document or agreement that amends, supplements, replaces or novates any of the above; and

(g)   any document that is designated as a "Security Document" in writing by the Security Trustee and the Company.

"Security Interest" means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect, including any "security interest" as defined in sections 12(1) or (2) of the Australian PPS Law · and any "security interest" as defined in the NZ PPS Law.

"Security Trust Deed" means the deed entitled "Security Trust Deed" dated on or about the date of this Agreement and made between, among others, the Original Obligors, the Original Lenders and the Security Trustee.

"Subsidiary"

(a)   has the meaning given in section 9 of the Australian Corporations Act, but as if body corporate includes any entity and for the purposes of which any beneficial interest or unit in a trust will be deemed to be shares; and

(b)   in relation to any reporting for the Group for accounting purposes, in relation to the Company or a Subsidiary of the Company, includes an entity that it is required to consolidate under applicable Accounting Standards.

"Takeover Documents" means the bid implementation agreement, bidder's statement and any other documents relating to the Bid.

"Tax" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including Australian GST, NZ GST, stamp and transaction duties) and any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same.

"Tax Deduction" means a deduction or withholding for or on account of Tax from a payment under a Finance Document.

"Total Commitments" means the aggregate of the Total Facility A Commitments, the Total Facility B Commitments and the Total Facility C Commitments, being A$125,000,000 at the date of this Agreement.

"Total Facility A Commitments" means the aggregate of the Facility A Commitments, being A$20,000,000 at the date of this Agreement.

"Total Facility B Commitments" means the aggregate of the Facility B Commitments, being A$85,000,000 at the date of this Agreement.

"**Total Facility C Commitments**" means the aggregate of the Facility B Commitments, being A$20,000,000 at the date of this Agreement.

"**Total Tangible Assets**" means, at any time, all tangible assets of the Company and its Subsidiaries on a consolidated basis as shown in the Financial Statements most recently delivered to the Agent prior to that time under Clause 20.1 (*Financial statements*).

"**Transaction Security**" means the Security Interests created or expressed to be created in favour of, or held for the benefit of, the Security Trustee pursuant to the Security Documents.

"**Transfer Certificate**" means a certificate substantially in the form set out in Schedule 4 (*Form of Transfer Certificate*) or any other form agreed between the Agent and the Company.

"**Transfer Date**" means, in relation to an assignment or a transfer, the later of:

(a)   the proposed Transfer Date specified in the relevant Assignment Agreement or Transfer Certificate; and

(b)   the date on which the Agent executes the relevant Assignment Agreement or Transfer Certificate.

"**US**" means the United States of America.

"**Utilisation**" means a utilisation of a Facility.

"**Utilisation Date**" means the date of a Utilisation, being the date on which the relevant Loan is to be made.

"**Utilisation Request**" means a notice substantially in the form set out in Schedule 3 (*Requests*).

"**Warranty Proceeds**" means the proceeds of a claim (a "**Recovery Claim**") against any seller or any of its Affiliates (or any employee, officer or adviser) or any other warranty or indemnity claim (other than an insurance claim) or claim for any other breach in relation to the acquisition of the Company under the Takeover Documents, the Takeover Documents or against the provider of any diligence report (in its capacity as a provider of that diligence report) after deducting:

(a)   any reasonable out of pocket fees, costs and expenses in relation to that claim which are incurred by an Obligor to persons who are not Group Members; and

(b)   any Tax incurred and required to be paid, or reserved for, by the claimant in connection with that claim,

in each case in relation to that Recovery Claim.

"**Wilful Default**" means, in respect of the Agent or the Security Trustee, any intentional failure to comply with or intentional breach by the Agent or the Security Trustee (as applicable) of any of its obligations under this Agreement or any other Finance Document, other than a failure or breach which:

(a)   arises as a result of a breach of a Finance Document by a person other than the Agent or the Security Trustee and (subject to any provisions of the Finance Documents which limit its liability in respect of the acts and omissions thereof) its agents and delegates;

(b)   is caused by the failure of another person to act where that act is a precondition to the act of the first person;

(c)   is in accordance with a lawful court order or direction or otherwise required by law;

(d)   is in accordance with an instruction or direction in accordance with the provisions of the Finance Documents; or

(e)   is caused by any failure by the Agent or the Security Trustee to act due to lack of instructions or lack of proper or clear instructions in accordance with the provisions of the Finance Documents.

"Working Capital" means:

(a)   (without double counting) the sum of:

  (i)   debtors (other than debtors in respect of Financial Indebtedness and Tax) less provision for doubtful debts;

  (ii)   prepayments;

  (iii)   other current assets (other than Cash); and

  (iv)   inventory;

minus:

(b)   (without double counting) the sum of:

  (i)   accounts payable (other than amounts payable in respect of Financial Indebtedness and Tax);

  (ii)   accrued expenses;

  (iii)   other accrued current liabilities (including unearned revenue); and

  (iv)   accrued provisions (excluding any non-current/long-term liabilities or provisions, management equity plan provisions, hedge balances, long service leave provisions, environmental liabilities, and Tax),

all as determined in a manner consistent with the most recent consolidated financial statements of the Group.

1.2 Construction

(a) Unless a contrary indication appears, any reference in this Agreement to:

(i) the "**Agent**", the "**Security Trustee**", the "**Arranger**", any "**Finance Party**", any "**Hedge Counterparty**", any "**Lender**", any "**Obligor**" or any "**Party**" shall be construed so as to include its executors, administrators, successors, substitutes (including by novation) and assigns to, or of, its rights and/or obligations under the Finance Documents;

(ii) "**assets**" includes present and future properties, revenues and rights of every description;

(iii) a "**Finance Document**" or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended or restated;

(iv) a "**group of Lenders**" includes all the Lenders;

(v) "**guarantee**" means (other than in Clause 18 (*Guarantee*)) (A) any guarantee, letter of credit, bond, indemnity or similar assurance against loss, or (B) any obligation, direct or indirect, actual or contingent, to purchase or assume any indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its indebtedness;

(vi) "**indebtedness**" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(vii) a "**derivative transaction**" includes, without limitation, any forward, swap, future, option or other derivative in respect of one or more rates, currencies, commodities, equity securities or other equity instruments, debt securities or other debt instruments, economic indices or measures of economic risk or value or other benchmarks against which payments or deliveries are to be made, or any combination of these transactions;

(viii) a "**person**" or "**entity**" includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium or partnership or other entity (whether or not having separate legal personality) or two or more of them and any reference to a particular person or entity (as so defined) includes a reference to that person's or entity's executors, administrators, successors, substitutes (including by novation) and assigns;

(ix) a "**regulation**" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or of any

regulatory, self-regulatory or other authority or organisation and if not having the force of law, with which responsible entities in the position of the relevant Party would normally comply;

(x)   a provision of law or a regulation is a reference to that provision as amended or re-enacted;

(xi)   a time of day is a reference to Sydney time; and

(xii)   the words **"including"**, **"for example"** or **"such as"** when introducing an example do not limit the meaning of the words to which the example relates to that example or examples of a similar kind.

(b)   The determination of the extent to which a rate is **"for a period equal in length"** to an Interest Period shall disregard any inconsistency arising from the last day of that Interest Period being determined pursuant to the terms of this Agreement.

(c)   Section, Clause and Schedule headings are for ease of reference only.

(d)   Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(e)   A Default is **"continuing"** if it has not been remedied or waived in writing by the Agent (acting on the instructions of the Majority Lenders).

(f)   Unless a contrary indication appears, in the Finance Documents, the singular includes the plural and vice versa.

(g)   The Arranger is a party to this Agreement solely to receive the benefit of various acknowledgements. Future amendments, consents or waivers under this Agreement will not require the Arranger (in that capacity) to execute any document or do any other action unless such amendments, consents or waivers affect the Arranger in its capacity as such.

1.3   Currency symbols and definitions

"A$", **"AUD"** and **"Australian dollars"** denote the lawful currency of Australia and **"New Zealand dollars"** denotes the lawful currency of New Zealand.

1.4   Code of Banking Practice

The Parties agree that the Code of Banking Practice does not apply to the Finance Documents and the transactions under them.

1.5   Changes in Australian Accounting Standards

(a)   If solely as a result of compliance with the International Financial Reporting Standards ("IFRS") or a change in Accounting Standards, the Borrowers do not comply with the financial covenants set out in Clause 21 (*Financial covenants*), or if those financial covenants are no longer appropriate, the Company and the Agent will negotiate in good faith to make amendments to those financial covenants which take into account the changes to the accounts of the Group resulting from IFRS or the

change. Prior to reaching agreement, the financial covenants will be tested on the same basis as tested prior to the introduction of IFRS or the change in Accounting Standards.

(b)   The parties agree that all covenants in this Agreement have been drafted with the intention that the Group Members comply with those covenants based on International Accounting Standard (IAS) 17 (as at the date of this Agreement). Unless otherwise agreed in writing between the Company and the Agent, any subsequent revision, amendment, restatement or replacement of IAS 17 which changes, or eliminates, the distinction between operating leases and finance leases does not apply to this Agreement.

1.6   **Limitation on liability of trustee Lenders**

Any limitation of liability conforming to the requirements of Schedule 4 (*Form of Transfer Certificate*) contained in a Transfer Certificate or in an Assignment Agreement signed by a Lender which is a trustee of a fund will apply in respect of that Lender as if incorporated in this Agreement.

1.7   **Obligors' agent**

(a)   All communications and notices under the Finance Documents to and from the Obligors may be given to or by the Company and each Obligor irrevocably authorises each Finance Party to give those communications to the Company.

(b)   Each Obligor (other than the Company) irrevocably appoints the Company to act on its behalf as its agent in connection with the Finance Documents and irrevocably authorises the Company on its behalf to:

(i)   supply all information relating to itself as contemplated by any Finance Document to any Finance Party;

(ii)   give and receive all communications and notices (including any Utilisation Request) and instructions under the Finance Documents; and

(iii)   agree and sign all documents under or in connection with the Finance Documents (including any amendment, novation, supplement, extension or restatement of or to any Finance Document) without further reference to, or the consent of, that Obligor.

(c)   An Obligor shall be bound by any act of the Company under this Clause 1.7 (*Obligors' agent*) irrespective of whether the Obligor knew about it or whether it occurred before the Obligor became an Obligor under any Finance Document.

(d)   To the extent that there is any conflict between any communication or notice by the Company on behalf of an Obligor and any other Obligor, those of the Company shall prevail.

1.8   **No double counting**

Calculations of financial covenants and financial and accounting concepts or definitions used in those calculations shall be made or used without double counting.

1.9 Security Trustee Limitation of Liability

Clause [#6 (Liability of Security Trustee)#] of the Security Trust Deed applies to this Agreement as if set out in full (but as if all references in that Clause to "this deed" were references to "this Agreement").

SECTION 2
THE FACILITIES

2. THE FACILITIES

2.1 The Facilities

Subject to the terms of this Agreement, the Lenders make available to the Borrowers:

(a) a single draw amortising term loan facility in an aggregate amount equal to the Total Facility A Commitments; and

(b) a single draw bullet loan facility in an aggregate amount equal to the Total Facility B Commitments; and

(c) a revolving working capital facility in an aggregate amount equal to the Total Facility C Commitments.

2.2 Finance Parties' rights and obligations

(a) The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b) The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from an Obligor is a separate and independent debt in respect of which a Finance Party shall be entitled to enforce its rights in accordance with paragraph (c) below. The rights of each Finance Party include any debt owing to that Finance Party under the Finance Documents and for the avoidance of doubt, any part of a Loan or any other amount owed by an Obligor which relates to a Finance Party's participation in a Facility or its role under a Finance Document (including any such amount payable to the Agent on its behalf) is a debt owing to that Finance Party by that Obligor.

(c) A Finance Party may, except as specifically provided in the Finance Documents, separately enforce its rights under or in connection with the Finance Documents.

3. PURPOSE

3.1 Purpose

(a) Each Borrower shall apply all amounts borrowed by it under Facility A and Facility B towards refinancing existing Financial Indebtedness of the Obligors and to pay related fees and other expenses in connection with the refinancing.

(b) Each Borrower shall apply all amounts borrowed by it under Facility C towards financing working capital, Capital Expenditure and general corporate purposes of the Group.

3.2 Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4. CONDITIONS OF UTILISATION

4.1 Initial conditions precedent

No Borrower may deliver a Utilisation Request unless the Agent has received all of the documents and other evidence listed in Part I of Schedule 2 (*Conditions precedent*) in form and substance satisfactory to the Agent acting on the instructions of all Lenders. The Agent shall notify the Company and the Lenders promptly upon being so satisfied.

4.2 Further conditions precedent

The Lenders will only be obliged to comply with Clause 5.4 (*Lenders' participation*) if on the date of the Utilisation Request and on the proposed Utilisation Date:

(a)   in the case of a Rollover Loan, no Event of Default or Review Event is continuing or would result from the proposed Loan and, in the case of any other Loan, no Default or Review Event is continuing or would result from the proposed Loan; and

(b)   the Repeating Representations to be made by each Obligor are true in all material respects and not misleading.

4.3 Maximum number of Utilisations

A Borrower may not deliver a Utilisation Request if as a result of the proposed Utilisation:

(a)   more than one Facility A Loan would be outstanding;

(b)   more than one Facility B Loan would be outstanding; or

(c)   10 or more Facility C Loans would be outstanding.

SECTION 3
UTILISATION

5. **UTILISATION**

5.1 **Delivery of a Utilisation Request**

A Borrower may utilise a Facility by delivery to the Agent of a duly completed Utilisation Request not later than not later than 11.00a.m. (Sydney time) on the fifth Business Day (or such later time as agreed by the Agent) prior the proposed Utilisation Date.

5.2 **Completion of a Utilisation Request**

(a) Each Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

(i) it identifies the Facility to be utilised;

(i) it identifies the Borrower;

(ii) the proposed Utilisation Date is a Business Day within the Availability Period applicable to that Facility; and

(iii) the currency and amount of the Utilisation comply with Clause 5.3 (*Currency and amount*).

(b) Only one Loan may be requested in each Utilisation Request.

5.3 **Currency and amount**

(a) The currency specified in a Utilisation Request must be:

(i) in relation to Facility A or Facility B, the Base Currency; or

(ii) in relation to Facility C, the Base Currency or New Zealand dollars.

[Note: Facility mechanics to be amended prior to execution to allow for drawing of NZD under Facility A and/or Facility B by the NZ Borrower, including a provision providing for the testing of the Base Currency Amount of all Utilisations against the Facility Limit and repayment down to the Facility Limit if exceeded]

(b) The amount of the proposed Loan must be an amount whose Base Currency Amount is not more than the Available Facility and must be:

(i) for Facility A, a minimum of A$20,000,000;

(ii) for Facility B, a minimum of A$85,000,000; or

(iii) for Facility C, a minimum of A$1,000,000 or, if less, the Available Facility.

5.4 **Lenders' participation**

(a) If the conditions set out in this Agreement have been met, and subject to Clause 6.3(b) (*Repayment of Facility C Loans*), each Lender shall make its participation in each Loan available by the Utilisation Date through its Facility Office.

(b)   The amount of each Lender's participation in each Loan will be equal to the proportion borne by its Available Commitment to the Available Facility immediately prior to making the Loan.

(c)   The Agent shall determine the Base Currency Amount of each Facility C Loan which is to be made in New Zealand dollars and shall notify each Lender of the amount, currency and the Base Currency Amount of each Facility C Loan, the amount of its participation in that Facility C Loan and, if different, the amount of that participation to be made available in accordance with Clause 30.1 (*Payments to the Agent*), by no later than 11.00a.m. (Sydney time) on the Business Day prior the proposed Utilisation Date.

5.5   Cancellation of Commitment

(a)   The Facility A Commitments which, at that time, are unutilised shall be immediately cancelled at the end of the Availability Period for Facility A.

(b)   The Facility B Commitments which, at that time, are unutilised shall be immediately cancelled at the end of the Availability Period for Facility B.

(c)   The Facility C Commitments which, at that time, are unutilised shall be immediately cancelled at the end of the Availability Period for Facility C.

SECTION 4
REPAYMENT, PREPAYMENT AND CANCELLATION

6. **REPAYMENT**

6.1 **Repayment of Facility A Loans**

(a)   Each Borrower which has drawn a Facility A Loan shall repay it in full on the Maturity Date.

(b)   On each Facility A Repayment Date, the Borrowers which have drawn Facility A Loans shall repay an aggregate amount of outstanding Facility A Loans equal to the Facility A Repayment Instalment.

(c)   The Total Facility A Commitments shall reduce on each Facility A Repayment Date by the amount of the relevant Facility A Repayment Instalment. When the Total Facility A Commitments reduce, each Lender's Facility A Commitment shall reduce rateably.

(d)   No Borrower may reborrow any part of Facility A which is repaid.

6.2 **Repayment of Facility B Loans**

(a)   Each Borrower which has drawn a Facility B Loan shall repay it in full on the Maturity Date.

(b)   No Borrower may reborrow any part of Facility B which is repaid.

6.3 **Repayment of Facility C Loans**

(a)   Each Borrower which has drawn a Facility C Loan shall repay that Loan on the last day of its Interest Period.

(b)   Without prejudice to each Borrower's obligation under paragraph (a) above, if:

(i)   one or more Facility C Loans are to be made available to a Borrower:

(A)   on the same day that a maturing Facility C Loan is due to be repaid by that Borrower;

(B)   in the same currency as the maturing Facility C Loan; and

(C)   in whole or in part for the purpose of refinancing the maturing Facility C Loan; and

(ii)   the proportion borne by each Lender's participation in the maturing Facility C Loan to the amount of that maturing Facility C Loan is the same as the proportion borne by that Lender's participation in the new Facility C Loans to the aggregate amount of those new Facility C Loans,

the aggregate amount of the new Facility C Loans shall, unless the Company notifies the Agent to the contrary in the relevant Utilisation Request, be treated as if applied in or towards repayment of the maturing Facility C Loan so that:

(A) if the amount of the maturing Facility C Loan exceeds the aggregate amount of the new Facility C Loans:

    (A) the relevant Borrower will only be required to make a payment under Clause 30.1 (*Payments to the Agent*) in an amount in the relevant currency equal to that excess; and

    (B) each Lender's participation in the new Facility C Loans shall be treated as having been made available and applied by the Borrower in or towards repayment of that Lender's participation in the maturing Facility C Loan and that Lender will not be required to make a payment under Clause 30.1 (*Payments to the Agent*) in respect of its participation in the new Facility C Loans; and

(B) if the amount of the maturing Facility C Loan is equal to or less than the aggregate amount of the new Facility C Loans:

    (A) the relevant Borrower will not be required to make a payment under Clause 30.1 (*Payments to the Agent*); and

    (B) each Lender will be required to make a payment under Clause 30.1 (*Payments to the Agent*) in respect of its participation in the new Facility C Loans only to the extent that its participation in the new Facility C Loans exceeds that Lender's participation in the maturing Facility C Loan and the remainder of that Lender's participation in the new Facility C Loans shall be treated as having been made available and applied by the Borrower in or towards repayment of that Lender's participation in the maturing Facility C Loan.

(c) Unless a contrary indication appears in this Agreement, a Borrower may reborrow any part of Facility C which is repaid.

6.4 Term out of Defaulting Finance Party's Facility B Loans

(a) When a Lender becomes a Defaulting Finance Party, the participation of the Lender in the Facility C Loans then outstanding denominated in any currency will be treated as a separate Facility C Loan denominated in that currency and the maturity date of that Loan will be automatically extended to the Maturity Date.

(b) A Borrower may prepay any such Loan if it gives at least 5 Business Days' prior notice to the Agent, who shall promptly notify the relevant Defaulting Finance Party.

(c) Interest in respect of any such Loan will accrue for successive Interest Periods selected by the Borrower by the time and date specified by the Agent (acting reasonably) and will be payable on the last day of each such Interest Period.

7. PREPAYMENT AND CANCELLATION

7.1 Illegality

If, in any applicable jurisdiction, it becomes unlawful (or impossible as a result of a change in law or regulation) for any Lender (or an Affiliate of that Lender) to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in any Loan:

(a)   that Lender shall promptly notify the Agent upon becoming aware of that event;

(b)   upon the Agent notifying the Company, each Available Commitment of that Lender will be immediately cancelled; and

(c)   to the extent that the Lender's participation has not been transferred pursuant to paragraph (d) of Clause 7.5 (*Right of replacement or repayment and cancellation in relation to a single Lender*), each Borrower shall repay that Lender's participation in the Loans made to that Borrower on the last day of the Interest Period for each Loan occurring after the Agent has notified the Company or, if earlier, the date specified by the Lender in the notice delivered to the Agent (being no earlier than the last day of any applicable grace period permitted by law) and that Lender's corresponding Commitment(s) shall be cancelled in the amount of the participations repaid.

7.2 Review Event

If a Review Event occurs:

(a)   the Company shall promptly notify the Agent upon becoming aware of that event;

(b)   a Lender shall not be obliged to fund any further Loan (except for a Rollover Loan) while the Review Event is continuing;

(c)   the Company and the Agent must consult in good faith for 30 days (or such longer period as the Agent (acting on the instructions of the Majority Lenders) may agree) (the "**Standstill Period**") in relation to the Review Event and seek to reach agreement on how to remedy or overcome the effects of the consequences of the Review Event, including (but not limited to) a restructure of the terms of the Facilities to the satisfaction of the Majority Lenders; and

(d)   if upon the expiry of the Standstill Period the Company and the Agent have not reached agreement on how to remedy or overcome the effects of the consequences of the Review Event, if the Majority Lenders so require, the Agent shall, by not less than 60 days' notice to the Company, cancel the Total Commitments and declare all outstanding Loans, together with accrued interest, and all other amounts accrued under the Finance Documents immediately due and payable, whereupon the Total Commitments will be cancelled and all such outstanding Loans and amounts will become immediately due and payable.

7.3 Voluntary cancellation

The Company may, if it gives the Agent not less than 5 Business Days' (or such shorter period as the Agent and Majority Lenders may agree) prior notice, cancel the whole or any part (being

a minimum amount of A$1,000,000) of an Available Facility. Any cancellation under this Clause 7.3 shall reduce the Commitments of the Lenders rateably under that Facility.

7.4 **Voluntary prepayment**

(a) A Borrower to which a Loan has been made may, if it gives the Agent not less than 5 Business Days' (or such shorter period as the Agent and Majority Lenders may agree) prior notice, prepay the whole or any part of any Loan (but, if in part, being an amount that reduces the Base Currency Amount of the Loan by a minimum amount of A$1,000,000).

(b) Any prepayment of a Facility A Loan made under this Clause 7.4 shall be applied to reduce the remaining Facility A Repayment Instalments on a pro rata basis.

7.5 **Right of replacement or repayment and cancellation in relation to a single Lender**

(a) If:

(i) any sum payable to any Lender by an Obligor is required to be increased under Clause 13.2(c) (*Tax gross-up*); or

(ii) any Lender claims any sum from the Company under Clause 13.3 (*Tax indemnity*) or Clause 14.1 (*Increased costs*),

the Company may, whilst the circumstance giving rise to the requirement for that increase or claim continues, give the Agent notice of cancellation of the Commitment of that Lender and its intention to procure the repayment of that Lender's participation in the Loans or give the Agent notice of its intention to replace that Lender in accordance with paragraph (d) below.

(b) On receipt of a notice of cancellation referred to in paragraph (a) above in relation to a Lender, the Commitment of that Lender shall immediately be reduced to zero.

(c) On the last day of each Interest Period which ends after the Company has given notice of cancellation under paragraph (a) above (or, if earlier, the date specified by the Company in that notice), each Borrower to which a Loan is outstanding shall repay that Lender's participation in that Loan.

(d) If:

(i) any of the circumstances set out in paragraph (a) above apply to a Lender; or

(ii) an Obligor becomes obliged to pay any amount in accordance with Clause 7.1 (*Illegality*) to any Lender,

the Company may, on 10 Business Days' prior notice to the Agent and that Lender, replace that Lender by requiring that Lender to (and, to the extent permitted by law, that Lender shall) transfer pursuant to Clause 24 (*Changes to the Lenders*) all (and not part only) of its rights and obligations under the Finance Documents (including in relation to any hedging between that Lender (or its Affiliate, if applicable) and an Obligor) to a Lender or another bank, or financial institution, or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making,

purchasing or investing in loans, securities or other financial assets (including credit derivatives) in any such case selected by the Company which confirms its willingness to assume and does assume all the obligations of the transferring Lender (and Affiliate) in accordance with Clause 24 (*Changes to the Lenders*) (or, in the case of any hedging, in accordance with such documents as the transferring Lender, Replacement Lender and Company may agree (each acting reasonably)) for a purchase price in cash payable at the time of the transfer in an amount equal to the outstanding principal amount of such Lender's participation in the outstanding Loans and all accrued interest, Break Costs and other amounts payable in relation thereto under the Finance Documents (and in respect of any hedging as certified by the transferring Lender and as calculated in accordance with the relevant Hedging Agreement).

(e)   The replacement of a Lender pursuant to paragraph (d) above shall be subject to the following conditions:

(i)   the Company shall have no right to replace the Agent or the Security Trustee;

(ii)   neither the Agent nor any Lender shall have any obligation to find a replacement Lender;

(iii)   in no event shall the Lender replaced under paragraph (d) above be required to pay or surrender any of the fees received by such Lender pursuant to the Finance Documents; and

(iv)   the Lender shall only be obliged to transfer its rights and obligations pursuant to paragraph (d) above once it is satisfied that it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to that transfer.

(f)   A Lender shall perform the checks described in paragraph (e)(iv) above as soon as reasonably practicable following delivery of a notice referred to in paragraph (d) above and shall notify the Agent and the Company when it is satisfied that it has complied with those checks.

7.6   **Right of cancellation in relation to a Defaulting Finance Party**

(a)   The Company may give the Agent 10 Business Days' notice of cancellation of each Available Commitment of a Lender that is, and continues to be, a Defaulting Finance Party.

(b)   On the notice becoming effective, each Available Commitment of the Defaulting Finance Party will reduce to zero.

(c)   The Agent shall notify all the Lenders as soon as practicable after receiving the notice.

7.7   **Restrictions**

(a)   Any notice of cancellation, prepayment or other election given by any Party under this Clause 7, shall be irrevocable and, unless a contrary indication appears in this

Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

(b) Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs, without premium or penalty.

(c) No Borrower may reborrow any part of Facility A or Facility B which is prepaid or repaid.

(d) Unless a contrary indication appears in this Agreement, any part of Facility C which is prepaid or repaid may be reborrowed in accordance with the terms of this Agreement.

(e) The Borrowers shall not repay or prepay all or any part of the Loans or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

(f) No amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

(g) If the Agent receives a notice under this Clause 7 it shall promptly forward a copy of that notice to either the Company or the affected Lender, as appropriate.

(h) If all or part of any Lender's participation in a Loan under a Facility is repaid or prepaid and is not available for redrawing (other than by operation of Clause 4.2 (*Further conditions precedent*)), an amount of the Lender's Commitment (equal to the Base Currency Amount of the amount of the participation which is repaid or prepaid) in respect of that Facility will be deemed to be cancelled on the date of repayment or prepayment.

7.8 **Application of prepayments**

(a) If the Borrower repays or prepays the whole or any part of a Loan, the amount repaid or prepaid shall be applied rateably among the participations of all Lenders (except in the case of a repayment under Clause 7.1 (*Illegality*) or Clause 7.5 (*Right of repayment and cancellation in relation to a single Lender*) which shall be applied against the participation of the affected Lender only).

(b) Amounts prepaid under Clause 7.4 (*Voluntary Prepayment*) may be applied against the Facilities in any manner elected by the Company provided the funds used to make the voluntary prepayment would not otherwise be required to make any mandatory prepayment or Facility A Repayment Instalment.

8. **MANDATORY PREPAYMENT**

8.1 **Mandatory Prepayment Events**

Upon the occurrence of a Disposal of all or substantially all of the assets of the Group (whether in a single transaction or a series of related transactions), the Facilities will be immediately cancelled and all outstanding Loans together with accrued interest, and all other amounts accrued under the Finance Documents, shall become immediately due and payable.

(a)   The Borrowers must, within 10 Business Days of receipt by any Obligor, apply the following amounts to prepay Loans under the Facilities:

   (i)   **(asset disposals)** 100% of the proceeds (after deducting all Tax incurred or reserved for in respect of the disposal and all other reasonable costs and expenses associated with the disposal properly incurred by any Obligor to persons who are not Group Members) from any Disposal of an asset of any Obligor, excluding:

      (A)   any proceeds in excess of A$7,500,000 from the Disposal of the Idle Camp Accommodation Units provided that no Default or Review Event is continuing. If a Default or Review Event is continuing all proceeds generated from the Idle Camp Accommodation Units must be applied to prepay the Facilities in accordance with this Clause 8.1(a)(i); and

      (B)   any proceeds from the Disposal of shipping containers in the ordinary course of the Core Business on arm's length terms;

   (ii)   **(Insurance proceeds)** out of the net cash proceeds received by any Obligor from any insurance claim (other than public liability, personal injury, directors' and officers' liability, other third party liability and workers compensation insurance, any business interruption element or amounts which the relevant insurance policy requires to be applied to reinstate or replace assets in respect of which those moneys were received) (after deducting all Tax incurred or reserved for in respect of the claim and all other reasonable costs and expenses associated with the claim incurred by any Obligor to persons who are not Group Members), provided such net cash proceeds are in excess of A$1,000,000 (or its equivalent in another currency or currencies) in aggregate for the Group in any Financial Year, and only to the extent that such proceeds are not within a period of 12 months of receipt applied or committed to be applied to reinstatement or replacement of, or reinvestment in, assets in respect of which those moneys were received or meeting liabilities in respect of which those moneys were received, and, if so committed, applied within 18 months of receipt; and

   (iii)   **(Warranty Claims)** out of any Warranty Proceeds, provided such proceeds are in excess of A$500,000 (or its equivalent in another currency or currencies) in aggregate, only to the extent that such proceeds are not within 12 months of receipt applied or committed to be applied in rectifying the problem the subject of the claim, replacing assets or meeting liabilities (including payment of Tax) in respect of which the relevant claim was made and, if so committed, not applied within 18 months of receipt.

   Any net proceeds not required to be applied in prepayment shall be available for use by the Obligors for purposes not prohibited by the Finance Documents.

8.2   **Excess Cashflow Sweep**
   (a)   For the Financial Year ending 30 June 2018 and for each Financial Year thereafter, the Borrowers must prepay in accordance with paragraph (b) an amount equal to the

percentage of Excess Cashflow set out below corresponding to the Net Leverage Ratio set out in the annual Compliance Certificate referable to the Financial Year end (but taking into account any voluntary prepayments, other than with respect to Facility C, and mandatory prepayments, other than under this Excess Cashflow sweep, since the end of that Financial Year) as set out below:

Net Leverage Ratio (Net Debt/EBITDA)	% of Excess Cashflow
NLR > 3.0 x	100%
2.5 x < NLR ≤ 3.0	75%
2.0 x < NLR ≤ 2.5x	50%
1.5 < NLR ≤ 2.0x	25%
NLR ≤ 1.5x	0%

(b)   Excess Cashflow will be calculated on the basis of the annual audited financial statements of the Group delivered under Clause 20.1(a) (*Financial statements*). Prepayment must be made within 30 days after delivery of such reports.

8.3   Application of Mandatory Prepayments

(a)   Amounts mandatorily prepaid under Clause 8 (*Mandatory Prepayment*) must be applied:

(i)   first, to repay Facility A Loans, by application pro-rata against all future Facility A Repayment Instalments;

(ii)   secondly, if Facility A has been fully repaid, in reduction of Facility B Loans; and

(iii)   then, if Facility A and Facility B have been fully repaid, in reduction of Facility C Loans. A repayment against a Facility C Loans cancels the respective portion of Facility C that has been prepaid and cannot be redrawn.

(b)   All mandatory prepayments (except under Clauses 8.1 (*Mandatory Prepayment Events*)) will, subject to paragraph (c) below, be made on the last day of the Interest Period relating to the Loan to be prepaid (so as not to break an Interest Period). Pending such prepayment, amounts required to be prepaid must be paid to and held in the Interest Prepayment Account. Any money so held in the Interest Prepayment Account which is required to be prepaid must be applied in prepayment on the last day of the Interest Period relating to the Loan to be prepaid. If an Event of Default subsists, the Security Trustee may direct the Company as to the application of any money held in the Interest Prepayment Account (or exercise its rights under the Account Bank Deed).

(c)   The Borrower may request the Agent to immediately apply any mandatory prepayment towards prepayment of the Loans (and not pay and hold such amount in the Interest Prepayment Account until the last day of the relevant Interest Period). If it does so:

(i)   paragraph (b) above will not apply; and

(ii)   without limiting any other provision of this Agreement, Clauses 7.7(b) and 11.6 will apply.

SECTION 5
COSTS OF UTILISATION

9.   **INTEREST**

9.1   **Interest**
      The rate of interest on each Loan for each Interest Period is the Interest Rate.

9.2   **Payment of interest**
      The Borrower to which a Loan has been made shall pay accrued interest on that Loan on the last day of each Interest Period.

9.3   **Notification of rates of interest**
      (a)   The Agent shall promptly notify the relevant Lenders and the relevant Borrower of the determination of a rate of interest under this Agreement.

      (b)   The Agent shall promptly notify the relevant Borrower of each Funding Rate relating to a Loan.

10.   **INTEREST PERIODS**

10.1 **Selection of Interest Periods**
      (a)   Each Interest Period for a Loan will be three Months.

      (b)   An Interest Period for a Loan shall not extend beyond the Maturity Date.

      (c)   Each Interest Period for a Facility A Loan or a Facility B Loan shall start on the Utilisation Date or (if already made) on the last day of its preceding Interest Period.

      (d)   A Facility C Loan has one Interest Period only and shall start on the Utilisation Date.

10.2 **Non-Business Days**
      If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

11.   **CHANGES TO THE CALCULATION OF INTEREST**

11.1 **Unavailability of Screen Rate**
      (a)   *Interpolated Screen Rate*: If no Screen Rate is available for BBSY Bid or BKBM, as applicable, for the Interest Period of a Loan, the applicable BBSY Bid or BKBM shall be the Interpolated Screen Rate for a period equal in length to the Interest Period of that Loan, except where the Interest Period is less than the shortest period published for BBSY Bid or BKBM, as applicable, in which case it will be BBSY Bid or BKBM for the shortest period published for BBSY Bid or BKBM.

(b) *Reference Bank Rate*: If no Screen Rate is available for BBSY Bid or BKBM, as applicable, for the Interest Period of a Loan and it is not possible to calculate the Interpolated Screen Rate or other rate under paragraph (a) above, the applicable BBSY Bid or BKBM shall be the Reference Bank Rate at or about 11.00a.m. (in the relevant place) on the Quotation Day for the currency of that Loan and for a period equal in length to the Interest Period of that Loan.

(c) *Cost of Funds*: If paragraph (b) above applies but no Reference Bank Rate is available for the relevant currency and Interest Period, there shall be no BBSY Bid or BKBM, as applicable, for that Loan and Clause 11.4 (*Cost of funds*) shall apply to that Loan for that Interest Period.

11.2 Calculation of Reference Bank Rate

(a) Subject to paragraph (b) below, if BBSY Bid or BKBM, as applicable, is to be determined on the basis of a Reference Bank Rate but a Reference Bank does not supply a quotation by 12.00 noon (in the relevant place) on the Quotation Day, the Reference Bank Rate shall be calculated on the basis of the quotations of the remaining Reference Banks.

(b) If at or about 12.00 noon (in the relevant place) on the Quotation Day none or only one of the Reference Banks supplies a quotation, there shall be no Reference Bank Rate for that Interest Period.

11.3 Market disruption

If before 5.00p.m. (Sydney time) on the second Business Day after the Quotation Day for the relevant Interest Period, the Agent receives notifications from a Lender or Lenders (whose participations in a Loan exceed 30 per cent. of that Loan) that as a result of market circumstances not limited to it (whether or not those circumstances, or their effect on the Lender's cost of funds, subsist on the date it becomes a Lender), the cost to it of funding its participation in that Loan (from whatever source it may reasonably select) would be in excess of BBSY Bid or BKBM, as applicable (in which case an "**Affected Lender**" will be a Lender which gives such a notification), then Clause 11.4 (*Cost of funds*) shall apply to the participation in the Loan of each Affected Lender for the relevant Interest Period.

11.4 Cost of funds

(a) If this Clause 11.4 applies, the rate of interest on each relevant Lender's share of the relevant Loan for the relevant Interest Period shall be the percentage rate per annum which is the sum of:

(i) the Margin; and

(ii)

(A) in the circumstances described in Clause 11.3 (*Market disruption*), the rate notified to the Agent by the relevant Affected Lender; and

(B) in the circumstances described in Clause 11.1 (*Unavailability of Screen Rate*), the weighted average of the rates notified to the Agent by each relevant Lender,

to be that which expresses as a percentage rate per annum, the cost to the Lender of funding its participation in that Loan from whatever source it may reasonably select. That rate is to be notified as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period; and

(iii) the rate applicable under paragraph (c) of the definition of Interest Rate at that time (if any).

(b) If this Clause 11.4 applies and the Agent (acting on the instructions of all Lenders) or the Company so requires, the Agent and the Company shall enter into negotiations (for a period of not more than 30 days) with a view to agreeing a substitute basis for determining the rate of interest.

(c) Any alternative basis agreed pursuant to paragraph (b) above shall, with the prior consent of all the Lenders and the Company, be binding on all Parties.

(d) If this Clause 11.4 applies, but any Lender does not supply a quotation by the time specified in paragraph (a)(ii)(B) above, the rate of interest for that Lender shall be calculated on the basis of the quotations of the remaining Lenders.

11.5 Agent's role and confidentiality

(a) The Agent shall promptly notify the Company if there is a market disruption event under Clause 11.3 (*Market disruption*) and of the identity of any Lender or Lenders giving a notice under that Clause.

(b) A Lender who gives a notification under Clause 11.3 (*Market disruption*) at any time before 5.00p.m. (Sydney time) on the Business Day after the relevant Quotation Day may in that notification request the Agent to notify each other Lender that it has received a notification under Clause 11.3 (*Market disruption*) (without giving details) and the Agent shall promptly comply with the request.

11.6 Break Costs

(a) Each Borrower shall, within three Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs attributable to all or any part of a Loan being paid by that Borrower on a day other than the last day of an Interest Period for that Loan.

(b) Each Lender shall, as soon as reasonably practicable after a demand by the Agent, provide a certificate confirming the amount of its Break Costs for any Interest Period in which they accrue.

11.7 Margin Adjustments by reference to the Net Leverage Ratio

(a) The Net Leverage Ratio will be tested pursuant to Clause 21 (*Financial Covenants*).

(b) Subject to paragraph (c) below, any Margin adjustment will take effect on the first day of the Interest Period commencing after receipt by the Agent of the relevant Compliance Certificate.

(c) No Margin reduction shall take effect before the date the first Compliance Certificate is delivered.

(d) If there is a reduction in the Margin on the basis of quarterly financial statements and, when delivered, the annual audited consolidated financial statements of the Group do not justify that reduction, the reduction in Margin will be reversed with retrospective effect and any additional payment due from the Company in respect of Interest Periods which have expired will be due and payable within 10 Business Days of the date of the adjustment.

(e) If a Compliance Certificate is not delivered on or prior to the required date under Clause 20.2 (*Provision and contents of Compliance Certificate*), then the Margin shall be 5.5% per annum until such time as a Compliance Certificate evidencing the Net Leverage Ratio is delivered.

12. FEES

12.1 Commitment fee

(a) The Company shall pay to the Agent (for the account of each Lender) a fee in the Base Currency computed at the rate of one (1) per cent. per annum on that Lender's Available Commitment under Facility C for the Availability Period for Facility C.

(b) The accrued commitment fee is payable on the last day of each successive period of three Months which ends during the Availability Period for Facility C, on the last day of the Availability Period, and on the cancelled amount of the relevant Lender's Commitment at the time the cancellation is effective.

(c) No commitment fee is payable on any Available Commitment of a Lender for any day on which that Lender is a Defaulting Finance Party.

12.2 Exit Fee

The Company shall pay to the Agent (for the account of each Lender) an exit fee in the Base Currency computed as follows:

(a) one (1) per cent. of the amount repaid or prepaid under the Facilities at any time prior to the 2nd anniversary of Financial Close using the proceeds of a refinancing with any financier (including with any Lender);

(b) half of one (0.5) per cent. of the aggregate participations in any outstanding Loans under the Facilities on the 2nd anniversary of Financial Close;

(c) half of one (0.5) per cent. of the amount repaid or prepaid under the Facilities at any time after the 2nd anniversary of Financial Close and prior to the Maturity Date using the proceeds of a refinancing with any financier (including with any Lender); and

(d) half of one (0.5) per cent. of the aggregate participations in any outstanding Loans under the Facilities on the Maturity Date.

on the 2nd anniversary of Financial Close, on the Maturity Date or on the date of any refinancing referred to in paragraph (a) or (c) above (as applicable).

12.3 Other fees

The Company shall pay to the Agent (for the account of each Original Lender) the fees in the amount and at the times agreed in a Fee Letter.

12.4 Agency fee

The Company shall pay to the Agent (for its own account) an agency fee in the amount and at the times agreed in a Fee Letter.

12.5 Security Trustee's fee

The Company shall pay to the Security Trustee (for its own account) a fee in the amount and at the times agreed in a Fee Letter.

12.6 Non-refundable

All fees payable under this Clause 12 (*Fees*) are non-refundable.

SECTION 6
ADDITIONAL PAYMENT OBLIGATIONS

13. **TAX GROSS UP AND INDEMNITIES**

13.1 **Definitions**
   (a)   In this Clause 13:

   "**Protected Party**" means a Finance Party which is or will be subject to any liability, or required to make any payment, for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.

   "**Tax Credit**" means a credit against, relief or remission for, or repayment of any Tax.

   "**Tax Payment**" means either the increase in a payment made by an Obligor to a Finance Party under Clause 13.2 (*Tax gross-up*) or a payment under Clause 13.3 (*Tax indemnity*).

13.2 **Tax Gross-up**
   (a)   Each Obligor shall make all payments to be made by it under the Finance Documents without any Tax Deduction unless such Tax Deduction is required by law.

   (b)   The Company or a Finance Party shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Agent accordingly. If the Agent receives such notification from a Lender it shall notify the Company and that Obligor.

   (c)   If a Tax Deduction is required by law to be made by an Obligor, except in relation to a Tax described in Clause 13.3(b)(i), the Obligor shall pay an additional amount together with the payment so that, after making any Tax Deduction, the Finance Party receives an amount equal to the payment which would have been due if no Tax Deduction had been required.

   (d)   If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

   (e)   Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Agent for the Finance Party entitled to the payment evidence satisfactory to that Finance Party, acting reasonably, that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

13.3 **Tax indemnity**
   (a)   The Company shall (within three Business Days of demand by the Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document or a transaction or payment under it.

(b) Paragraph (a) shall not apply:

    (i) with respect to any Tax assessed on a Finance Party if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party:

        (A) under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or

        (B) under the law of the jurisdiction in which that Finance Party's Facility Office is located in respect of amounts received or receivable in that jurisdiction; or

    (ii) to the extent the relevant loss, liability or cost:

        (A) is compensated for by an increased payment under Clause 13.2 (*Tax Gross-up*); or

        (B) relates to a FATCA Deduction required to be made by a Party.

(c) A Protected Party making or intending to make a claim pursuant to paragraph (a) above shall promptly notify the Agent of the event which will give, or has given, rise to the claim, following which the Agent shall notify the Company.

(d) A Protected Party shall, on receiving a payment from an Obligor under this Clause 13.3, notify the Agent.

13.4 Tax Credit

If an Obligor makes a Tax Payment and the relevant Finance Party determines in its absolute discretion that:

(a) a Tax Credit is attributable to that Tax Payment or to a Tax Deduction in consequence of which that Tax Payment was required; and

(b) that Finance Party has obtained, utilised and retained that Tax Credit,

subject to Clause 28 (*Conduct of Business by the Finance Parties*), the Finance Party shall pay an amount to the Obligor which that Finance Party determines in its absolute discretion will leave it (after that payment) in the same after-Tax position as it would have been in had the circumstances not arisen which caused the Tax Payment to be required to be made by the Obligor.

13.5 Stamp duties and Taxes

The Company shall:

(a) pay; and

(b) within three Business Days of demand, indemnify each Finance Party against any cost, expense, loss or liability that Finance Party incurs in relation to,

all stamp duty, registration or other similar Tax payable in respect of any Finance Document except Transfer Certificates.

13.6   **Indirect Tax**

(a)   All payments to be made by an Obligor under or in connection with any Finance Document have been calculated without regard to Indirect Tax. If all or part of any such payment is the consideration for a taxable supply or chargeable with Indirect Tax then, when the Obligor makes the payment:

(i)   it must pay to the Finance Party an additional amount equal to that payment (or part) multiplied by the appropriate rate of Indirect Tax; and

(ii)   the Finance Party will promptly provide to the Obligor a tax invoice complying with the relevant law relating to that Indirect Tax.

(b)   Where a Finance Document requires an Obligor to reimburse or indemnify a Finance Party for any costs or expenses, that Obligor shall also at the same time pay and indemnify that Finance Party against all Indirect Tax incurred by that Finance Party in respect of the costs or expenses save to the extent that that Finance Party is entitled to repayment or credit in respect of the Indirect Tax. The Finance Party will promptly provide to the Obligor a tax invoice complying with the relevant law relating to that Indirect Tax. Unless notified by that Finance Party, the Obligor must assume that the Finance Party is not entitled to any input tax credit for that Indirect Tax.

13.7   **FATCA Information**

(a)   Subject to paragraph (c) below, each Party shall, within ten Business Days of a reasonable request by another Party:

(i)   confirm to that other Party whether it is:

(A)   a FATCA Exempt Party; or

(B)   not a FATCA Exempt Party;

(ii)   supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party's compliance with FATCA;

(iii)   supply to that other Party such forms, documentation and other information relating to its status as that other Party reasonably requests for the purposes of that other Party's compliance with any other law, regulation, or exchange of information regime.

(b)   If a Party confirms to another Party pursuant to paragraph (a)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c) Paragraph (a) above shall not oblige any Finance Party to do anything, and paragraph (a)(iii) above shall not oblige any other Party to do anything, which would or might in its reasonable opinion constitute a breach of:

(i) any law or regulation;

(ii) any fiduciary duty; or

(iii) any duty of confidentiality.

(d) If a Party fails to confirm whether or not it is a FATCA Exempt Party or to supply forms, documentation or other information requested in accordance with paragraph (a)(i) or (ii) above (including, for the avoidance of doubt, where paragraph (c) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

13.8 FATCA Deduction

(a) Each Party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b) Each Party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction), notify the Party to whom it is making the payment and, in addition, shall notify the Company and the Agent and the Agent shall notify the other Finance Parties.

13.9 New Zealand withholding tax
[*Note: Subject to GFN NZ counsel review*]

(a) **Definitions**: In this clause:

"**AIL**" has the meaning given to the term "approved issuer levy" in section 86F of the Stamp Duties Act.

"**approved issuer**", "**fixed establishment**", "**NRWT**", "**NRWT rules**", "**RWT exemption certificate**" and "**RWT rules**" have the meanings given in section YA 1 of the NZ Income Tax Act.

NZ Borrower means a Borrower that is resident in New Zealand for the purposes of the NZ Income Tax Act or is engaged in business in New Zealand through a fixed establishment to which a Facility is attributable.

NZ Income Tax Act means the *Income Tax Act 2007* of New Zealand.

NZ Protected Party means a Protected Party that is resident in New Zealand for the purposes of the NZ Income Tax Act or is engaged in business in New Zealand through a fixed establishment.

Stamp Duties Act means the *Stamp and Cheque Duties Act 1971* of New Zealand.

(b) **Resident Withholding Tax**: Each NZ Protected Party which makes a Drawing to an NZ Borrower:

    (i) **RWT exemption certificate**: confirms to that NZ Borrower that as at the date of this document (or, if later, as at the date it becomes a party to this document) it is a person of the type listed in section 32E(2)(a) to (h) of the Tax Administration Act 1994 (New Zealand) and holds an RWT exemption certificate;

    (ii) **Undertaking to maintain certificate**: undertakes to that NZ Borrower to use reasonable endeavours to maintain the currency of its RWT exemption certificate until the Termination Date, provided that that NZ Protected Party is lawfully able to do so; and

    (iii) **Obligation to notify**: agrees to notify each NZ Borrower promptly if it ceases to hold, or ceases to be entitled to hold, an RWT exemption certificate following which each NZ Protected Party and each NZ Borrower shall negotiate in good faith for a period not exceeding 30 days with a view to agreeing upon an arrangement which will ensure, so far as possible, that no NZ Borrower is disadvantaged and no NZ Protected Party is advantaged by reason of the loss of the RWT exemption certificate. If no such arrangement is agreed within the 30 day period, Clause 13.2 (*Tax Gross-up*) will continue to apply.

(c) **Approved Issuer Levy**:

    (i) **Registration and payment**: If a Protected Party notifies an NZ Borrower that it is not an NZ Protected Party, then provided that NZ Borrower is lawfully able to do so, that NZ Borrower may, and shall if requested by that Protected Party:

        (A) promptly register each of itself as an approved issuer and the Facility with the Commissioner of Inland Revenue under section 86H of the Stamp Duties Act; and

        (B) in respect of any payment of interest, including any payment deemed to be interest for the purposes of the NRWT rules, to that Protected Party under this document make the relevant payment of AIL in respect of that payment of interest in accordance with section 86K of the Stamp Duties Act.

    (ii) **Allocation of AIL cost**: For the avoidance of doubt, where AIL is paid by the NZ Borrower in accordance with Clause 13.9(c)(i)(B), that NZ Borrower may not deduct the amount of such AIL from any amount payable by that NZ Borrower under this document.

(d)   **Maintain AIL status**: Each NZ Borrower that is registered as an approved issuer shall:

(i)   use its reasonable endeavours to maintain the registrations referred to in Clause 13.9(c)(i)(A); and

(ii)   notify the Agent immediately upon becoming aware that it has failed to maintain such registrations.

14.   INCREASED COSTS

14.1   Increased costs

(a)   Subject to Clause 14.3 (*Exceptions*) the Company shall, within three Business Days of a demand by the Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of:

(i)   the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation;

(ii)   compliance with any law or regulation,

made after the date of this Agreement. This includes any law or regulation with regard to capital adequacy, prudential limits, liquidity, reserve assets or Tax.

(b)   In this Agreement "**Increased Costs**" means:

(i)   a reduction in the rate of return from a Facility or on a Finance Party's (or its Affiliate's) overall capital (including as a result of any reduction in the rate of return on capital as more capital is required to be allocated);

(ii)   an additional or increased cost; or

(iii)   a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document.

14.2   Increased cost claims

(a)   A Finance Party intending to make a claim pursuant to Clause 14.1 (*Increased costs*) shall notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify the Company.

(b)   Each Finance Party shall, as soon as practicable after a demand by the Agent, provide a certificate confirming the amount of its Increased Costs.

14.3   Exceptions

(a)   Clause 14.1 (*Increased costs*) does not apply to the extent any Increased Cost is:

(i)   attributable to a Tax Deduction required by law to be made by an Obligor;

(ii)   attributable to a FATCA Deduction required to be made by a Party;

(iii) compensated for by Clause 13.3 (*Tax indemnity*) (or would have been compensated for under Clause 13.3 (*Tax indemnity*) but was not so compensated solely because any of the exclusions in Clause 13.3(b) (*Tax indemnity*) applied); or

(iv) attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation.

15. OTHER INDEMNITIES

15.1 Currency indemnity

(a) If any sum due from an Obligor under the Finance Documents (a "**Sum**"), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the "**First Currency**") in which that Sum is payable into another currency (the "**Second Currency**") for the purpose of:

(i) making or filing a claim or proof against that Obligor;

(ii) obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

that Obligor shall as an independent obligation, within three Business Days of demand, indemnify each Finance Party to whom that Sum is due against any cost, expense, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(b) Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

15.2 Other indemnities

The Company shall (or shall procure that an Obligor will), within three Business Days of demand, indemnify each Finance Party against any cost, expense, loss or liability (including legal fees) incurred by that Finance Party as a result of:

(a) the occurrence of any Event of Default or a Review Event;

(b) any information produced or approved by the Company under or in connection with the Finance Documents or the transactions they contemplate being or being alleged to be misleading or deceptive in any respect;

(c) any enquiry, investigation, subpoena (or similar order) or litigation with respect to any Obligor or with respect to the transactions contemplated or financed under this Agreement;

(d) a failure by an Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any cost, expense, loss or liability arising as a result of Clause 29 (*Sharing among the Finance Parties*);

(e)   funding, or making arrangements to fund, its participation in a Loan requested by a Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone);

(f)   a Loan (or part of a Loan) not being prepaid in accordance with a notice of prepayment given by a Borrower or the Company; or

(g)   an amount being paid or payable by that Finance Party to the Agent or another Finance Party under Clause 27.11 (*Lenders' indemnity to the Agent*); or

(h)   security being provided by that Finance Party to the Agent under Clause 27.7(j) (*Rights and discretions*) or Clause 27.13(d) (*Lenders' indemnity to the Agent*) including costs and expenses in providing that security.

15.3   Indemnity to the Agent

The Company shall promptly indemnify the Agent against any cost, expense, loss or liability incurred by the Agent as a result of:

(a)   investigating any event which it reasonably believes is a Default;

(b)   entering into or performing any foreign exchange contract for the purposes of paragraph (b) of Clause 30.10 (*Change of currency*);

(c)   acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised; or

(d)   instructing lawyers, accountants, tax advisers, surveyors or other experts or professional advisers in connection with the matters referred to in Clause 15.2 (*Other indemnities*) or paragraphs (a) to (c) of this clause 15.3 (*Indemnity to the Agent*).

16.   MITIGATION BY THE FINANCE PARTIES

16.1   Mitigation

(a)   Each Finance Party shall, in consultation with the Company, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or its Commitment being cancelled pursuant to, any of Clause 7.1 (*Illegality*), Clause 13 (*Tax gross-up and indemnities*) (other than Clause 13.6 (*Indirect Tax*)) or Clause 14 (*Increased costs*) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or, in the case of a Lender, another Facility Office.

(b)   Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents.

16.2   Limitation of liability

(a)   The Company shall promptly indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 16.1 (*Mitigation*).

(b)   A Finance Party is not obliged to take any steps under Clause 16.1 (*Mitigation*) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

17.   COSTS AND EXPENSES

17.1   Transaction expenses

The Company shall promptly on demand pay the Agent and the Arranger the amount of all costs and expenses (including legal fees) reasonably incurred by any of them in connection with the negotiation, preparation, printing, execution, registration and syndication of:

(a)   this Agreement and any other documents referred to in this Agreement; and

(b)   any other Finance Documents executed after the date of this Agreement,

subject (except in the case of paragraph (b)) to prior agreement with the Company as to an agreed cap on costs and expenses to be incurred.

17.2   Amendment and other costs

If (a) an Obligor requests an amendment, waiver or consent or makes or initiates a request or demand under the PPS Law or (b) an amendment is required pursuant to Clause 30.10 (*Change of currency*), the Company shall, within three Business Days of demand, reimburse the Agent and each other Finance Party for the amount of all costs and expenses (including legal fees) reasonably incurred by the Agent or other Finance Party (including any Receiver) in responding to, evaluating, negotiating or complying with that request or requirement.

17.3   Enforcement costs

The Company shall, within three Business Days of demand, pay to each Finance Party the amount of all costs and expenses (including legal fees) incurred by that Finance Party in connection with:

(a)   the enforcement of, or the preservation of any rights under, any Finance Document; and

(b)   any proceedings instituted by or against the Security Trustee as a consequence of taking or holding the Transaction Security.

SECTION 7
GUARANTEE

18. GUARANTEE

18.1 Guarantee

Each Guarantor irrevocably and unconditionally jointly and severally:

(a) guarantees to each Finance Party punctual performance by each Obligor of all that Obligor's obligations under the Finance Documents;

(b) undertakes with each Finance Party that whenever an Obligor does not pay any amount when due under or in connection with any Finance Document (or anything which would have been due if the Finance Document or the amount was enforceable, valid and not illegal), that Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

(c) agrees with each Finance Party that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify that Finance Party immediately on demand against any cost, expense, loss or liability it incurs as a result of an Obligor not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under any Finance Document on the date when it would have been due. The amount of the cost, expense, loss or liability shall be equal to the amount which that Finance Party would otherwise have been entitled to recover.

Each of paragraphs (a), (b) and (c) is a separate obligation. None is limited by reference to the other.

18.2 Continuing guarantee

This Guarantee is a continuing obligation and will extend to the ultimate balance of sums payable by any Obligor under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.

18.3 Reinstatement

If any payment to or any discharge, release or arrangement given or entered into by a Finance Party (whether in respect of the obligations of any Obligor or any security for those obligations or otherwise) is avoided or reduced for any reason (including as a result of insolvency, breach of fiduciary or statutory duties or any similar event) in whole or in part, then the liability of each Guarantor under this Clause 18 will continue or be reinstated as if the discharge, release or arrangement had not occurred and any relevant security shall be reinstated.

18.4 Waiver of defences

The obligations of each Guarantor under this Clause 18 will not be affected by an act, omission, matter or thing which, but for this Clause, would reduce, release or prejudice any of its obligations under this Clause 18 (without limitation and whether or not known to it or any Finance Party) including:

(a)   any time, waiver or other concession or consent granted to, or composition with, any Obligor or other person;

(b)   the release or resignation of any other Obligor or any other person;

(c)   any composition or arrangement with any creditor of any Obligor or other person;

(d)   the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, execute, take up or enforce, any rights against, or security over assets of, any Obligor or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(e)   any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor or any other person;

(f)   any amendment, novation, supplement, extension, restatement (however fundamental and whether or not more onerous) or replacement of any Finance Document or any other document or security including any change in the purpose of, any extension of or any increase in any facility or the addition of any new facility under any Finance Document or other document or security;

(g)   any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security;

(h)   any set off, combination of accounts or counterclaim;

(i)   any insolvency or similar proceedings; or

(j)   this Agreement or any other Finance Document not being executed by or binding against any other Obligor or any other party.

References in Clause 18.1 to obligations of an Obligor or amounts due will include what would have been obligations or amounts due but for any of the above, as well as obligations and amounts due which result from any of the above.

18.5   **Immediate recourse**

Each Guarantor waives any right it may have of first requiring any Finance Party (or any trustee or agent on its behalf) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Guarantor under this Clause 18. This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.

18.6   **Appropriations**

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full, each Finance Party (or any trustee or agent on its behalf) may:

(a)   refrain from applying or enforcing any other moneys, security or rights held or received or recovered (by set off or otherwise) by that Finance Party (or any trustee or agent on its behalf) in respect of those amounts, or apply and enforce the same in such

manner and order as it sees fit (whether against those amounts or otherwise) and no Guarantor shall be entitled to the benefit of the same; and

(b)   without limiting paragraph (a), refrain from applying any moneys received or recovered (by set off or otherwise) from any Guarantor or on account of any Guarantor's liability under this Clause 18 in discharge of that liability and claim or prove against anyone in respect of the full amount owing by the Obligors.

18.7 Deferral of Guarantors' rights

Until all amounts which may be or become payable by the Obligors under or in connection with the Finance Documents have been irrevocably paid in full and unless the Agent otherwise directs, no Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents or by reason of any amount being payable, or liability arising, under this Clause 18:

(a)   to be indemnified by an Obligor;

(b)   to claim any contribution from any other guarantor of or provider of security for any Obligor's obligations under the Finance Documents;

(c)   to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by any Finance Party;

(d)   to bring legal or other proceedings for an order requiring any Obligor to make any payment, or perform any obligation, in respect of which any Guarantor has given a Guarantee under Clause 18.1 (*Guarantee*);

(e)   to exercise any right of set-off against any Obligor;

(f)   to claim or prove as a creditor of any Obligor in competition with any Finance Party; and/or

(g)   in any form of administration of an Obligor (including liquidation, winding up, bankruptcy, voluntary administration, dissolution or receivership or any analogous process) prove for or claim, or exercise any vote or other rights in respect of, any indebtedness of any nature owed to it by the Obligor.

If a Guarantor receives any benefit, payment or distribution in relation to such rights it shall hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Finance Parties by the Obligors under or in connection with the Finance Documents to be repaid in full on trust for the Finance Parties and shall promptly pay or transfer the same to the Agent or as the Agent may direct for application in accordance with Clause 30 (*Payment mechanics*).

18.8 **Release of Guarantors' right of contribution**

If any Guarantor (a "**Retiring Guarantor**") ceases to be a Guarantor in accordance with the terms of the Finance Documents for the purpose of any sale or other disposal of that Retiring Guarantor then on the date such Retiring Guarantor ceases to be a Guarantor:

(a)   that Retiring Guarantor is released by each other Guarantor from any liability (whether past, present or future and whether actual or contingent) to make a contribution to any other Guarantor arising by reason of the performance by any other Guarantor of its obligations under the Finance Documents; and

(b)   each other Guarantor waives any rights it may have by reason of the performance of its obligations under the Finance Documents to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under any Finance Document or of any other security taken pursuant to, or in connection with, any Finance Document where such rights or security are granted by or in relation to the assets of the Retiring Guarantor.

18.9 **Additional security**

This Guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Finance Party.

18.10 **Approval**

Each Obligor which holds issued shares, units or partnership interests in a Guarantor, in its capacity as holder of those shares, units or partnership interests, confirms that it approves the terms of, and the transactions contemplated by, the Finance Documents to which each Guarantor is a party (including the terms of this Guarantee).

SECTION 8
REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT

19. **REPRESENTATIONS**

Each Obligor makes the representations and warranties set out in this Clause 19 to each Finance Party on the date of this Agreement, except as to matters disclosed in writing by it to the Agent and accepted by the Agent in writing.

19.1 **Status**

(a) It is a corporation, duly incorporated and validly existing under the law of its jurisdiction of incorporation.

(b) It has the power to own its assets and carry on its business as it is being conducted.

19.2 **Corporate Power**

It has the power, and has taken all corporate and other action required to:

(a) enter into each Finance Document to which it is a party;

(b) authorise the execution, delivery of and performance by it of its obligations under any such Finance Document;

(c) carry out the transactions contemplated by any such Finance Document; and

(d) own its own assets carry on its business as now conducted or contemplated.

19.3 **Structure Diagram**

(a) As at the date of this Agreement, the structure diagram delivered to the Agent in satisfaction of the conditions precedent to Financial Close accurately reflects the corporate group structure of the Group.

(b) Any structure diagram provided after the date of this Agreement to the Finance Parties accurately reflects the corporate group structure of the Group as at the date provided.

19.4 **Legally Binding Obligation**

Each Finance Document to which it is a party constitutes its valid and legally binding obligations enforceable against it in accordance with its terms and each Transaction Security constitutes a valid and effective Transaction Security in accordance with its terms over the property to which it is expressed to apply with the priority stated in that Transaction Security (subject to the priority of any Permitted Security Interest), and in each case, subject to any necessary stamping and registration and except to the extent that enforceability may be limited by generally applicable principles affecting creditors' rights of insolvency law or equity.

19.5 **Execution, Delivery and Performance**

The execution, delivery and performance by it of each Finance Document to which it is a party does not and will not:

(a) violate any existing law or regulation;

(b)   violate that Obligor's constitution;

(c)   violate any document or agreement to which that Obligor is a party or which is binding upon it or any of its assets, where violation would be reasonably likely to have a Material Adverse Effect; or

(d)   result in a Security Interest being created on, or crystallising over, any of its assets (other than a Permitted Security Interest).

19.6   Authorisations

All Material Authorisations have been obtained and are valid and subsisting. It has complied with each such Authorisation where failure to comply with the same would be reasonably likely to have a Material Adverse Effect.

19.7   No Litigation

As at the date of this Agreement, save as disclosed to the Agent in writing and accepted by the Agent in writing, no litigation, arbitration, dispute, criminal or administrative proceedings are current or pending or, to its knowledge, threatened against any Obligor which, if adversely determined, are reasonably likely to have a Material Adverse Effect.

19.8   No Event of Default

As at the date of this Agreement, no event has occurred which constitutes an Event of Default or Review Event or might reasonably be expected to result from the making of a Loan.

19.9   Financial statements

(a)   Its Original Financial Statements were prepared in accordance with Accounting Standards consistently applied.

(b)   Its Original Financial Statements give a true and fair view and fairly represent its financial condition as at the end of the relevant Financial Year and operations during the relevant Financial Year (consolidated in the case of the Company).

(c)   Its most recent financial statements delivered pursuant to Clause 20.1 (*Financial statements*):

(i)   have been prepared in accordance with Clause 20.3 (*Requirements as to financial statements*); and

(ii)   give a true and fair view of (if audited) or fairly present (if unaudited) its consolidated financial condition as at the end of, and consolidated results of operations for, the period to which they relate.

(d)   There has been no material adverse change in its business or financial condition (or the business or consolidated financial condition of the Group, in the case of the Company) since the most recent financial statements delivered pursuant to Clause 20.1 (*Financial statements*) which has or is reasonably likely to have a Material Adverse Effect.

19.10 **Accuracy of Information**

So far as it is aware, having made due and proper enquiries, it has not failed to disclose any material factual information to the Finance Parties and all factual information (including documents) provided by it to the Finance Parties prior to the date of this Agreement was true in all material respects at the date it was provided, and no such information was, at that time, misleading or deceptive or likely to mislead or deceive in any material respect.

19.11 **Insolvency**

No Event of Insolvency subsists in respect of it.

19.12 **Pari passu ranking**

Its payment obligations under the Finance Documents rank at least *pari passu* with the claims of all its other unsecured and unsubordinated creditors.

19.13 **Immunity from Suit**

Neither it nor its assets have immunity from the jurisdiction of the court or from any legal process.

19.14 **Tax Liabilities**

(a)   No claims are being or are reasonably likely to be asserted against it with respect to Taxes which are reasonably likely to be determined adversely to it and, if adversely determined, are reasonably likely to have a Material Adverse Effect.

(b)   It is not overdue in the filing of any Tax returns or other information required to be filed with any relevant Tax authority to ensure compliance with any obligation to pay Tax where failure to do so has or is reasonably likely to have a Material Adverse Effect.

(c)   It has paid all Taxes due and payable by it by the due date (except Contested Taxes) where failure to do so has or is reasonably likely to have a Material Adverse Effect.

19.15 **Not a Trustee**

It does not enter into any Finance Document (or hold any of its assets) as trustee and it is not a trustee of any trust which is not specified in this Agreement.

19.16 **Ownership of Assets**

(a)   It is the sole legal and beneficial owner of, and has good title to, all of the Secured Property the subject of any Transaction Security granted or given by it.

(b)   None of its property is subject to a Security Interest other than a Permitted Security Interest.

19.17 **No enforcement of Security Interests**

No Controller is currently appointed in relation to any of its property.

19.18 **Cross Guarantee**

It has not executed a guarantee for the purpose of obtaining or complying with an order under part 2M.6 of the Australian Corporations Act (or an equivalent provision).

19.19 Australian Tax Consolidated Group

(a)   In the case of an Australian Obligor, it is a member of an Australian Tax Consolidated Group for which the head company (as defined in the Australian Tax Act) is the Company.

(b)   In the case of an Australian Obligor, it is party to an Australian TSA and an Australian TFA with each other member of that Australian Tax Consolidated Group.

19.20 Australian GST Group

(a)   In the case of an Australian Obligor, it is a member of an Australian GST Group for which the representative member (as defined in the GST Act) is Royal Wolf Trading Australia Pty Limited.

(b)   In the case of an Australian Obligor, it is not party to an Australian ITSA.

19.21 Financial Indebtedness

It has not incurred any Financial Indebtedness other than Permitted Financial Indebtedness.

19.22 Environmental Laws

It has not incurred any Environmental Liability which in the Agent's opinion (acting reasonably), is reasonably likely to have a Material Adverse Effect, and all occupation, use and development of each real property complies in all material respects with applicable Environmental Laws where failure to do so has or is reasonably likely to have a Material Adverse Effect.

19.23 Intellectual Property

It owns or has a licence or other right to use all Intellectual Property required for the conduct of the Core Business.

19.24 Disclosure

It has disclosed in writing to the Original Lenders all facts and information known to it which it believes could reasonably be expected to be material to the ability of the Obligors (taken as a whole) to perform their obligations under the Finance Documents or to an Original Lender's assessment of the nature and degree of risk undertaken by it in granting financial accommodation to the Obligors in entering into the Finance Documents.

19.25 Authorised signatories

Any person specified as its authorised signatory under Schedule 2 (*Conditions precedent*) or Clause 20.7 (*Information: miscellaneous*) is authorised to sign Utilisation Requests and other notices on its behalf except where it has previously notified the Agent that the authority has been revoked.

19.26 Shares

The shares, membership or other interests, or other securities which are subject to the Transaction Security are fully paid and not subject to any option to purchase or similar rights. The constitutional or other documents of the entities whose shares, membership or other interests, or other securities are subject to the Transaction Security do not and could not restrict or inhibit any transfer or creation or enforcement of the Transaction Security.

19.27 No reliance

(a)   It has entered into the Finance Documents to which it is a party without relying on the any Finance Party or their respective Affiliates (in whatever capacity) or their advisers or on any representation, warranty, statement, undertaking or conduct of any kind made by any of them or on their behalf except as expressly set out in the Finance Documents.

(b)   It has obtained its own legal and other advice on the Finance Documents and the transactions in connection with them as it considers appropriate.

19.28 Commercial benefit

The entering into and performance by it of its obligations under the Finance Documents to which it is expressed to be a party is for its commercial benefit and is in its commercial interests.

19.29 Repetition

The Repeating Representations are deemed to be made by each Obligor by reference to the facts and circumstances then existing on:

(a)   the date of each Utilisation Request, each Loan and the first day of each Interest Period;

(b)   on each date on which a Compliance Certificate is delivered under clause 20.2 (*Provision and contents of Compliance Certificate*); and

(c)   in the case of an Additional Obligor, the day on which the company becomes (or it is proposed that the company becomes) an Additional Obligor.

19.30 Reliance

Each Obligor acknowledges that:

(a)   the Finance Parties have entered into the Finance Documents in reliance on the representations and warranties in this Clause 19; and

(b)   those representations and warranties survive execution and delivery of the Finance Documents and the provision of financial accommodation under them.

20. INFORMATION UNDERTAKINGS

The undertakings in this Clause 20 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

20.1 Financial statements

The Company shall supply to the Agent in sufficient copies for all the Lenders:

(a)   as soon as the same become available, but in any event within 120 days after the end of each of its Financial Years, audited consolidated financial statements for the Group for that Financial Year;

(b)   as soon as the same become available, but in any event within 45 days after the end of each quarter of each of its Financial Years, unaudited consolidated financial statements for the Group consisting of an unaudited consolidated balance sheet, an unaudited consolidated statement of operations and an unaudited consolidated statement of cash flows;

(c)   as soon as they are available, but in any event within 30 days after the end of each month, unaudited monthly management accounts for the Group for that month (to include cumulative management accounts for the Financial Year to date); and

(d)   an annual update of the board approved annual budget (including projected consolidated profit and loss and projected cashflows for the Group and forecast Capital Expenditure) within 30 days after the commencement of each Financial Year.

20.2 Provision and contents of Compliance Certificate

(a)   The Company shall supply to the Agent, with each set of financial statements delivered pursuant to paragraphs (a) or (b) of Clause 20.1 (*Financial statements*), a Compliance Certificate setting out (in reasonable detail) computations as to compliance with Clause 21 (*Financial Covenants*) as at the date as at which those financial statements were drawn up.

(b)   Each Compliance Certificate shall be signed by the Chief Financial Officer and a director of the Company and, if required to be delivered with the financial statements delivered pursuant to paragraph (a) of Clause 20.1 (*Financial statements*), shall be reported on by the Company's auditors in the form agreed by the Company and the Agent.

20.3 Requirements as to financial statements

(a)   The Company shall procure that each set of annual financial statements delivered by the Company pursuant to Clause 20.1(a) (*Financial statements*) shall be audited by the auditors.

(b)   Each set of financial statements delivered by the Company pursuant to Clause 20.1 (*Financial statements*) shall be certified by a director of the Company as giving a true and fair view of (in the case of annual financial statements for any Financial Year) or (in other cases) fairly representing its financial condition as at the date as at which those financial statements were drawn up.

(c)   The Company shall procure that each set of Financial Statements delivered pursuant to Clause 20.1 (*Financial statements*) is prepared in accordance with Accounting Standards and all applicable laws and, in the case of the management accounts delivered by the Company pursuant to Clause 20.1(c) (*Financial statements*), in a form acceptable to the Agent (acting reasonably).

20.4   Management presentation

Once in every Financial Year, or more frequently if requested to do so by the Agent if an Event of Default is continuing, the senior management of the Company (one of whom shall be the Chief Financial Officer) must give a presentation to the Finance Parties about the on-going business and financial performance of the Group.

20.5   Semi-annual valuation

The Company agrees to obtain semi-annual valuations of its container fleet and will provide the Agent with a copy of the most recent valuation no later than 30 days after the end of each half of each of its Financial Years.

20.6   Year-end

The Company shall not change its Financial Year-end

20.7   Information: miscellaneous

The Company shall supply to the Agent (in sufficient copies for all the Lenders, if the Agent so requests):

(a)   all documents dispatched by the Company to its creditors generally (or any class of them) at the same time as they are dispatched;

(b)   promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings, Tax claim, dispute or criminal proceedings which are current, threatened or pending against any Obligor, and which might, if adversely determined, have a Material Adverse Effect;

(c)   promptly upon becoming aware of them, the details of any judgment or order of a court, arbitral tribunal or other tribunal or any order or sanction of any governmental or other regulatory body which is made against any Obligor and which is reasonably likely to have a Material Adverse Effect;

(d)   promptly upon becoming aware of any of the following:

(i)   any breach of any law which has had or is likely to have a Material Adverse Effect;

(ii)   any material environmental claim or requirement of a material expenditure by it under Environmental Law or any relevant Authorisation; and

(iii)   any other matter, event or circumstance which has had or is likely to have a Material Adverse Effect;

(e)   promptly following a change in the structure of the Group (including changes relating to legal or beneficial ownership of a Group Member from that shown in the structure

diagram provided in satisfaction of the conditions precedent to Financial Close), an updated group structure diagram;

(f)   promptly, such information as the Agent may reasonably require about the Secured Property and compliance of the Obligors with the terms of any Security Documents;

(g)   at least 5 days before any ACN, ARBN or ABN allocated to an Obligor changes, is cancelled or otherwise ceases to apply to it (or if it does not have an ABN or one is allocated, or otherwise starts to apply, to it), notice of the same;

(h)   promptly, notice of any change in authorised signatories of any Borrower for the purposes of the Finance Documents signed by a director or secretary of the Borrower accompanied by specimen signatures of any new signatories, provided that no notice of change shall be effective until the Agent and the Lenders have conducted "know your customer" checks on each such new authorised signatory as required under Clause 20.9(a) below;

(i)   promptly, such further information regarding the financial condition, business and operations of any Group Member as any Finance Party (through the Agent) may reasonably request.

20.8   Notification of default and Review Event

(a)   Each Obligor shall notify the Agent in writing, with reasonable details, of any Default or Review Event (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Obligor is aware that a notification has already been provided by another Obligor).

(b)   Promptly upon a request by the Agent, the Company shall supply to the Agent a certificate signed by two of its directors or senior officers on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

20.9   "Know your customer" checks

(a)   If:

     (i)   the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;

     (ii)   any change in the status of an Obligor after the date of this Agreement;

     (iii)   any change in the authorised signatories of an Obligor after the date of this Agreement; or

     (iv)   a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer,

obliges the Agent or any Lender (or, in the case of paragraph (iv) above, any prospective new Lender) to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not

already available to it, each Obligor shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or, in the case of the event described in paragraph (iv) above, on behalf of any prospective new Lender) in order for the Agent, such Lender or, in the case of the event described in paragraph (iv) above, any prospective new Lender to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(b) The Company shall by not less than 10 Business Days' prior written notice to the Agent, notify the Agent (which shall promptly notify the Lenders) of its intention to request that one of its Subsidiaries becomes an Additional Obligor pursuant to Clause 25 (*Changes to the Obligors*).

(c) Following the giving of any notice pursuant to paragraph (b) above, if the accession of such Additional Obligor obliges the Agent or any Lender to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, the Company shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or on behalf of any prospective new Lender) in order for the Agent or such Lender or any prospective new Lender to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the accession of such Subsidiary to this Agreement as an Additional Obligor.

(d) The Company shall promptly supply, or procure the supply of, such documentation and other evidence reasonably requested by the Agent (for itself or on behalf of any Finance Party) from time to time in relation to an Obligor or an Additional Obligor to enable the Finance Party to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to the Finance Party.

21. FINANCIAL COVENANTS

21.1 Financial Covenants

The Borrowers must ensure that, at all times:

(a) **(Net Leverage Ratio)** The Net Leverage Ratio is less than 3.25 times.

(b) **(Debt Service Cover Ratio)** The Debt Service Cover Ratio is greater than 1.4 times.

(c) **(Guarantor Threshold Test)** The Obligors together:

    (i) directly hold not less than 95% of Total Tangible Assets; and

    (ii) account for not less than 95% of the EBITDA of the Group for the Calculation Period most recently ended prior to that time.

21.2 Calculation of Financial Covenants

(a) Subject to paragraph (b) below, the financial covenants set out in Clause 21.1 will be tested as at each Calculation Date, with EBITDA, CFADS, Net Interest Expense, Net Capital Expenditure and other relevant matters which are calculated for or relate to a period of time (each a "**Relevant Factor**") being determined for (or as at the end of) the relevant Calculation Period by reference to the financial statements and Compliance Certificate delivered under Clause 20.1 (*Financial statements*) and Clause 20.2 *Provision and contents of Compliance Certificate*), as follows:

(i) in the case of a Calculation Period ending on the last day of the Company's Financial Year, the consolidated audited financial statements for that Financial Year delivered under clause 20.1(a) (*Financial statements*); and

(ii) in the case of a Calculation Period ending otherwise than on the last day of the Company's Financial Year (the "**Relevant Calculation Period**") calculated as:

(A) the Relevant Factor for the Financial Year of the Company most recently ended, determined by reference to the audited consolidated financial statements for that Financial Year delivered under Clause 20.1(a) (*Financial statements*); minus

(B) the aggregate of the Relevant Factor for the Quarters included in those annual consolidated Financial Statements which do not fall within the Relevant Calculation Period, determined by reference to the quarterly financial statements for those Quarters delivered under clause 20.1(b) (*Financial statements*); plus

(C) the aggregate of the Relevant Factor for the Quarters ending after the end of that Financial Year and on or before the end of the Relevant Calculation Period, determined by reference to the quarterly financial statements for those Quarters delivered under clause 20.1(b) (*Financial statements*).

(b) Until the first anniversary of Financial Close:

(i) for the purposes of the Debt Service Cover Ratio, Net Interest Expense as contained in the denominator will be tested on the basis of actual numbers as from Financial Close to the relevant Calculation Date but annualised for 12 months; and

(ii) for the purposes of the Net Leverage Ratio and the Debt Service Cover Ratio, EBITDA will be calculated on actual figures on a last twelve months basis.

22. GENERAL UNDERTAKINGS

The undertakings in this Clause 22 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Commitment is in force.

22.1 Authorisations

Each Obligor shall maintain all Material Authorisations.

22.2 Compliance with laws

Each Obligor shall comply in all respects with all laws and Authorisations to which it may be subject, where failure so to comply has or is reasonably likely to have a Material Adverse Effect.

22.3 Accounting Records

Each Obligor shall keep proper accounting records.

22.4 Avoid Environmental Liability

Each Obligor shall maintain procedures to monitor its compliance with Environmental Law.

22.5 Corporate Existence

Each Obligor shall maintain its corporate existence and its registration in the place of its registration as at the date of this Agreement.

22.6 Merger

No Obligor shall enter into any amalgamation, demerger, merger or corporate reconstruction.

22.7 Constituent Documents

Each Obligor shall not change its constituent documents in any manner that is or would be reasonably like to be detrimental to the interests of the Finance Parties or which has or would be reasonably likely to have a Material Adverse Effect.

22.8 Taxation

Each Obligor shall pay or cause to be paid all Taxes properly payable by it as and when the same become due and payable, other than any Contested Taxes, and pay any Contested Taxes promptly upon the final determination or settlement of any dispute in respect of the Contested Taxes.

22.9 Structure Diagram

In the case of the Company, it shall promptly, upon any change in the corporate structure of the Group, provide to the Agent an updated structure diagram that accurately reflects the revised corporate structure of the Group following that change.

22.10 Conduct Business

Each Obligor shall conduct and maintain its business in a proper and efficient manner and in accordance with normal commercial business practices for a business of that type, and not do anything which would substantially change the nature of the business of the Group taken as a whole from that conducted at the date of this Agreement.

22.11 Australian Tax Consolidated Group

Each Australian Obligor shall:

(a)   comply with the Australian TSA and the Australian TFA and ensure that a Australian TSA and a Australian TFA are maintained in full force and effect and not revoke or terminate them; and

(b)   not amend the Australian TSA or the Australian TFA where the consequence of doing so would materially adversely affect that Australian Obligor's cashflows or financial condition or materially increase its present or prospective tax liabilities or liabilities under the Australian TSA or Australian TFA.

22.12 Hedging

(a)   The Company must ensure that interest hedging will be undertaken in accordance with the Hedging Policy to ensure that from no later than the date falling 3 months after Financial Close until the Maturity Date not less than 50% of the floating rate exposure under the Facilities is hedged against interest rate risk.

(b)   The Company must ensure that any interest rate hedging entered into by the Borrowers to comply with paragraph (a) above is only with any one or more Lenders (or their Affiliates) or any other financial institution approved by the Agent on a secured basis with such hedge counterparty sharing *pari passu* in the Transaction Security.

(c)   The Company must provide to the Agent as soon as practicable after a request from the Agent (but in any event within 45 days of that request), a report summarising the hedged position under the interest rate hedges and confirming that it is in compliance with this clause 22.12.

(d)   Without the consent of the Agent, no Obligor will enter into any derivative transaction for purely speculative purposes or any deliberately out-of-money hedge.

22.13 Maintain assets

Each Obligor shall maintain, preserve and protect its assets in the manner that would be expected by a prudent person carrying on its business.

22.14 Maintaining the Secured Property

(a)   Each Obligor shall take all action as is prudent or which the Agent may reasonably require (having regard to the nature of the Secured Property and the risks and liabilities applicable to its business and good operating practices in the industry in which it operates) to:

(i)   pay on time all amounts for which it is liable as owner of a property, including rates and Taxes;

(ii)   keep all Buildings forming part of its Secured Property in good and tenantable repair and condition and keep all its other Secured Property in good working order;

(iii)   promptly and in a good and workmanlike manner make any repairs, additions and alterations to its Secured Property necessary for:

(A)   keeping all Buildings forming part of its Secured Property in good and tenantable repair and condition;

(B) complying with the requirements of any Governmental Agency in relation to its Secured Property; and

(C) complying with any notice in writing from the Agent to repair any defect in the condition of its Secured Property;

(iv) protect its Secured Property from theft, loss or damage;

(v) remedy every defect in its title to any part of its Secured Property;

(vi) take or defend all legal proceedings to protect or recover any of its Secured Property;

(vii) keep its Secured Property valid and subsisting and free from liability to forfeiture, cancellation, avoidance or loss;

(viii) maintain all Authorisations necessary for the effectiveness of a Transaction Security as a Security Interest (with the priority contemplated in it and subject to Permitted Security Interests); and

(ix) otherwise preserve and protect its interest in the Secured Property.

(b) Each Obligor shall:

(i) do everything reasonably necessary to remove any caveat, notification or dealing placed on the title to any property without the Agent's consent as soon as reasonably practicable but in any event within 15 Business Days after being requested to do so by the Agent;

(ii) deposit with the Security Trustee, all the title documents in respect of any of its Secured Property, together with executed blank transfers in respect of the Secured Property to which the title documents relate, immediately (and in any event within 2 Business Days) on:

(A) its execution of any Security Document covering that Secured Property; and

(B) acquisition of any asset which forms part of its Secured Property and in respect of which there is a title document; and

(iii) do anything which the Agent reasonably requests which more satisfactorily charges or secures the priority of the Transaction Security created under the Security Documents, or secures to the Security Trustee its Secured Property in a manner consistent with any provision of any Finance Document, or aids in the exercise of any power of a Finance Party, including, the execution of any document, the delivery of title documents or the execution and delivery of blank transfers (and, unless an Event of Default is continuing, the Agent cannot require an obligation which is more onerous than any obligation contained in any Finance Document).

22.15 Financial assistance

Each Obligor will comply in all respects with Chapter 2J.3 of the Australian Corporations Act and any equivalent legislation in other jurisdictions including in relation to the execution of the Finance Documents.

22.16 Insurance

(a) Each Obligor must insure and keep insured its business and assets with reputable and substantial insurers against any risks and liabilities to which the Obligor is exposed to the extent that is prudent having regard to the risks and liabilities applicable to its business and good operating practice in the industry in which it operates (and on reasonable request provide evidence to the Agent of such insurance).

(b) Each Obligor must ensure that every insurance policy required to be maintained by it under this Clause 22.16 is effected in the name of the Obligor and the interest of the Security Trustee is noted on:

    (i) all material asset protection policies; and

    (ii) other policies (where usual market practice to do so, but not including professional indemnity, directors' and officers' liability, employers' liability, motor vehicle, public liability, workers compensation insurance or other third party liability policies).

(c) Each Obligor must not do or omit to do, or allow or permit to be done or not done, anything which would materially prejudice any asset protection or business disruption insurance policy required under this Clause 22.16.

(d) Each Obligor must promptly deliver to the Agent upon request:

    (i) adequate evidence as to the existence and currency of the asset protection and business disruption insurances required under this clause; and

    (ii) any other detail which the Agent may reasonably require and notify to the Obligor from time to time.

(e) The Company must notify the Agent as soon as reasonably practicable after it becomes aware of:

    (i) an event which in relation to the Secured Property gives rise to a claim of A$2,000,000 or more under an asset protection and business disruption insurance policy required under this Clause 22.16; and

    (ii) the cancellation for any reason of asset protection and business disruption insurance policy required under this Clause 22.16.

22.17 Access and Inspection

Each Obligor undertakes that, while an Event of Default is continuing, the Obligor must ensure that that Obligor's premises and assets (but excluding its business records and information technology and computer systems) are available during normal business hours for inspection,

at reasonable notice, by any Finance Party and persons acting on its behalf, and to give reasonable assistance to them to enable the Finance Party to conduct such inspection, provided that such inspection does not disrupt the normal conduct of the Obligor's business.

22.18 Negative pledge

Except as permitted under paragraph (c) below:

(a)   No Obligor shall create or permit to subsist any Security Interest over any of its assets.

(b)   Without limiting paragraph (a), no Obligor shall:

    (i)   sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by an Obligor or any other Group Member or its Affiliate;

    (ii)   sell, transfer or otherwise dispose of any of its receivables on recourse terms;

    (iii)   enter into any title retention arrangement in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset;

    (iv)   enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

    (v)   enter into any other preferential arrangement having a similar effect.

(c)   Paragraphs (a) and (b) above do not apply to any Security Interest or arrangement which is a Permitted Security Interest.

22.19 Financial Indebtedness

No Obligor shall incur or permit to subsist any Financial Indebtedness (including any guarantee of Financial Indebtedness) other than Permitted Financial Indebtedness.

22.20 Financial accommodation

No Obligor will make any financial accommodation available to any person (including by purchasing debt) other than Permitted Financial Accommodation.

22.21 Disposals

No Obligor shall Dispose of any asset other than by way of any Permitted Disposal.

22.22 Acquisitions

(a)   No Obligor shall acquire (or agree to acquire) any asset.

(b)   Paragraph (a) above does not apply to:

    (i)   the acquisition of an asset from another Obligor;

    (ii)   the acquisition of an asset made in the ordinary course of the Core Business for arm's length consideration;

(iii) the acquisition of an asset where:

    (A) the total acquisition cost of all assets acquired by all Obligors under this paragraph (iii) in the relevant Financial Year does not exceed A$5,000,000 (or its equivalent in another currency or currencies) in aggregate; and

    (B) the acquisition is consistent with the Core Business,

except where an Event of Default subsists and the Agent has notified the Company that no further Permitted Acquisitions may be made under this paragraph (iii); or

(iii) the acquisition of an asset made with the Agent's prior written consent (acting on the instructions of all of the Lenders).

22.23 Joint Ventures

No Obligor shall make any investment in (or dispose of or transfer any assets to) a joint venture or partnership where the aggregate amount of investment made (whether in a single transaction or a series of transactions) in any Financial Year exceeds A$2,000,000 (or its equivalent in another currency or currencies).

22.24 Loans or credit

No Obligor shall be a creditor in respect of any Financial Indebtedness other than a Permitted Financial Accommodation.

22.25 Not reduce capital

Each Obligor shall ensure that its capital is not reduced or made capable of being called up only in certain circumstances.

22.26 Arm's length terms

(a) Subject to Clause 22.26(b), no Obligor may enter into any transaction with a party except on arm's length terms or better than arm's length terms.

(b) No Obligor may enter into any transaction with the GFN, Bison Capital or its or their Related Entities (other than with another Obligor) without the prior written consent of the Agent other than payments to GFN (or an Affiliate) for insurances provided to the Obligors on arm's length terms or better than arm's length terms.

22.27 Distributions

No Obligor shall make a Distribution other than:

(a) to another Obligor; or

(b) a dividend by the Company when:

    (i) all payments due and payable under the Facilities have been satisfied;

    (ii) no Default or Review Event is continuing or would result from the payment of the dividend;

(iii) in relation to dividends to be made during:

(A) the 2017/18 Financial Year, the most recent Compliance Certificate delivered to the Agent confirmed that the Net Leverage Ratio was less than 3.0 times; or

(B) the 2018/19 Financial Year or any Financial Year thereafter, the most recent Compliance Certificate delivered to the Agent confirmed that the Net Leverage Ratio was less than 2.75 times,

and, in each case, that the Net Leverage Ratio is projected to remain so for the 12 month period immediately following the payment of the dividend and the Debt Service Cover Ratio is projected to remain greater than 1.4 times over that period; and

(iv) the dividend is the only dividend made by the Company in respect of the relevant quarter and the dividend does not exceed:

(A) $A2,125,000 in any quarter during the first year from Financial Close;

(B) A$2,125,000 in any quarter during the second year from Financial Close; and

(C) A$5,125,000 in any quarter during the third year from Financial Close.

22.28 Major Transaction

In the case of an Obligor that is a New Zealand company, it shall not enter into a "major transaction" as defined in the NZ Companies Act, other than the entry into of the Finance Documents.

22.29 Shares

Each Obligor must:

(a) **(fully paid shares)** ensure that each share is fully paid; and

(b) **(no further shares)** not issue shares or agree to do so or grant a person a right to take up any shares whether exercisable or not in the future or if a contingency occurs, except where such shares:

(i) are fully paid and issued to its existing shareholders;

(ii) are issued by the Company; or

(iii) form part of the Secured Property.

22.30 PPS Law

Each Obligor must:

(a) if the Obligor holds any security interests (as defined under PPS Law) for the purposes of any PPS Law, promptly take all reasonable steps under the PPS Law to

perfect continuously any such security interest including all reasonable steps necessary:

(i) for the Obligor to obtain the highest ranking priority possible in respect of such security interest; and

(ii) to reduce as far as possible the risk of a third party acquiring an interest free of the security interest;

(b) create and implement appropriate policies and systems which are prudent and in accordance with good operating practice in the industry in which it operates, including policies and systems designed to procure that a lessee or sub-lessee of Secured Property takes appropriate steps under the PPS Law to continuously perfect all security interests in the Secured Property in favour of the relevant lessee or sub-lessee and to:

(i) obtain the highest possible priority available to the relevant lessee or sub-lessee for such security interests;

(ii) register financing statements (including by reference to serial number if required or permitted by any PPS Law) in respect of such security interests; and

(iii) reduce to the maximum extent possible the risk of a third party (including the holder of a general security agreement) acquiring the Secured Property free of such security interests; and

(c) at the Agent's request (and at the Company's expense), arrange an audit of the PPS Law procedures described in this Clause 22.30. The Agent may ask the Obligor to do this if it reasonably suspects that the Obligor is not complying with this clause.

23. EVENTS OF DEFAULT

Each of the events or circumstances set out in Clause 23 is an Event of Default (save for Clause 23.17 (*Acceleration*) and 23.19 (*Independent accountant*).

23.1 Non-payment
An Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place at, and in the currency in, which it is expressed to be payable unless:

(a) its failure to pay is caused by administrative or technical error or a Disruption Event; and

(b) payment is made within 2 Business Days of its due date.

23.2 Financial covenants
(a) Subject to paragraph (b), any requirement of Clause 21 (*Financial Covenants*) is not satisfied.

(b) A failure to comply with Clause 21.1(c) will not constitute an Event of Default if, within one month after delivery of the most recent Compliance Certificate, the Company procures that sufficient Group Members become Guarantors so that Clause

21.1(c) would have been complied with if those Group Members had been Guarantors as at the end of the Calculation Period to which that Compliance Certificate was prepared.

23.3 Other obligations

An Obligor fails to perform or comply with any covenant, undertaking or obligation made, given, agreed or assumed by it under a Finance Document (other than an obligation referred to in Clause 23.1 (*Non-payment*) or Clause 23.2 (*Financial covenants*)) and, in the case of a failure capable of remedy, that failure has not been remedied within 10 Business Days of the Agent giving notice to the Company or the Company becoming aware of the failure to comply, whichever is the earlier.

23.4 Event of Insolvency

An Event of Insolvency occurs in respect of an Obligor.

23.5 Misrepresentation

Any representation or statement made or deemed to be made by an Obligor in the Finance Documents or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading (whether by omission or otherwise) in any material respect when made or deemed to be made and, if the circumstances giving rise to such incorrect or misleading representation or statement are capable of remedy, they have not been remedied within 10 Business Days of the Agent giving notice to the Company or the Company becoming aware of the incorrect or misleading representation or statement, whichever is the earlier.

23.6 Vitiation or Repudiation of Finance Documents

Any Finance Document:

(a) is or becomes, or is claimed by an Obligor or any other party to it (other than a Finance Party) to be illegal, void, voidable or otherwise unenforceable in whole or in a material respect; or

(b) is repudiated, rescinded or terminated (otherwise than by effluxion of time, by discharge or by exercise by an Obligor of a right to do so) or an Obligor evidences an intention to repudiate, rescind or terminate a Finance Document.

23.7 Cross default

(a) Any Financial Indebtedness of an Obligor is not paid when due nor within any originally applicable grace period.

(b) Any Financial Indebtedness of an Obligor is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default or review event (however described).

(c) Any commitment for any Financial Indebtedness of an Obligor is cancelled or suspended by a creditor of the Obligor as a result of an event of default or review event (however described).

(d)   Any creditor of an Obligor becomes entitled to declare any Financial Indebtedness of the Obligor due and payable prior to its specified maturity as a result of an event of default or review event (however described).

(e)   No Event of Default will occur under paragraphs (a) to (d) of this Clause 23.7 if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (a) to (d) above is less than A$2,000,000 (or its equivalent in any other currency or currencies).

23.8 Security Interest

Any Security Interests over any asset of an Obligor are enforced in respect of the amount outstanding and secured by those Security Interests exceeding A$2,000,000 (or its equivalent in any other currency or currencies).

23.9 Creditors' process

Any expropriation, attachment, sequestration, distress or execution (or order to execute a judgment) is levied against or affects any asset or assets of an Obligor having an aggregate value of A$2,000,000 (or its equivalent in any other currency or currencies).

23.10 Cessation of business

An Obligor ceases, or threatens to cease, to carry on all or a substantial part of its business other than as a result of a Permitted Disposal.

23.11 Change of Core Business

Without the consent of the Agent, such consent not to be unreasonably withheld, the nature of the core business carried on by the Group as a whole ceases to be in the hire, sale and modification of portable container solutions in three key product segments: portable storage, portable buildings and freight based on shipping container design.

23.12 Change of Control

A Change of Control occurs.

23.13 Material Adverse Effect

Any event or series of events whether related or not occurs which would have or be reasonably likely to have a Material Adverse Effect.

23.14 Acquisition

All or part of an Obligor's assets or any Secured Property is compulsorily acquired by a Governmental Agency, or a Governmental Agency orders the sale or divestiture of those assets or Secured Property or takes a step for the purpose of doing, or proposes to do, any of those things which has a Material Adverse Effect.

23.15 Revocation of Material Authorisation

Any Material Authorisation is revoked or is not renewed or reissued.

23.16 Judgment

Any judgment is obtained against an Obligor for an amount exceeding A$2,000,000 or its equivalent in another currency, or judgments are obtained against one or more Obligors for an aggregate amount exceeding A$2,000,000 (or its equivalent in any other currency or currencies) and are not paid within the time for payment.

23.17 Reduction of capital

Except to the extent funded out of a Permitted Distributions, without the prior consent of the Agent, an Obligor:

(a) reduces its capital (including as a purchaser of its shares);

(b) passes a resolution to reduce its capital or authorises it to purchase its shares or a resolution under Chapter 2J of the Australian Corporations Act or an equivalent provision, or calls a meeting to consider such a resolution; or

(c) applies to a court to call any such meeting or to sanction any such resolution or reduction.

23.18 Acceleration

On and at any time after the occurrence of an Event of Default which is continuing the Agent may, and shall if so directed by the Majority Lenders:

(a) by notice to the Company:

(i) cancel the Total Commitments whereupon they shall immediately be cancelled;

(ii) declare that all or part of the Loans, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, whereupon they shall become immediately due and payable;

(iii) declare that all or part of the Loans be payable on demand, whereupon they shall immediately become payable on demand by the Agent on the instructions of the Majority Lenders;

(b) exercise or direct the Security Trustee under the Security Trust Deed to exercise any or all of its rights, remedies, powers or discretions under the Finance Documents.

The Agent may give notice of any or all of these things.

23.19 Independent expert

(a) Without limiting the rights of the Finance Parties under this Agreement, at any time after the occurrence of a Default which is continuing the Agent may, and shall if so directed by the Majority Lenders, by notice to the Company appoint a firm of independent accountants, insolvency practitioners or other experts to review, investigate and report to the Agent and the Finance Parties on the affairs, performance, financial condition and business of any Obligor.

(b) Each Obligor authorises the disclosure to the Agent and the Finance Parties and their advisers of all information and documentation in connection with the investigation

and shall do everything in its power to ensure any review and report referred to in paragraph (a) above can be carried out promptly, completely and accurately. Without limitation, it shall co-operate fully with the review and ensure that the accountants and experts are given access to all premises and records of each Obligor and are given all information concerning any Obligor which they require from time to time.

(c)   Each Obligor shall pay the costs of the above experts on demand by the Agent.

SECTION 9
CHANGES TO PARTIES

24. CHANGES TO THE LENDERS

24.1 Assignments and novations by the Lenders

Subject to this Clause 24, a Lender (the "**Existing Lender**") may:

(a) assign any of its rights; or

(b) novate any of its rights and obligations,

under the Finance Documents to another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (including credit derivatives) (the "**New Lender**").

24.2 Conditions of assignment or novation

(a) Unless an Event of Default is continuing, the Lender will consult with the Company prior to any such assignment or transfer but, for the avoidance of doubt, the consent of the Company is not required for an assignment or transfer by a Lender.

(b) An assignment will only be effective:

(i) on receipt by the Agent (whether in the Assignment Agreement or otherwise) of written confirmation from the New Lender (in form and substance satisfactory to the Agent) that the New Lender will assume the same obligations to the other Finance Parties as it would have been under if it was an Original Lender;

(ii) on performance by the Agent of all its necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to such assignment to a New Lender, the completion of which the Agent shall promptly notify to the Existing Lender and the New Lender; and

(iii) on receipt by the Agent of confirmation from the Security Trustee that the Security Trustee has performed all its necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to such assignment to a New Lender (the receipt of which the Agent shall promptly notify to the Existing Lender and the New Lender) and the New Lender has become bound by a relevant Beneficiary Accession Deed (as defined in the Security Trust Deed).

(c) A novation will only be effective:

(i) if the procedure set out in Clause 24.5 (*Procedure for novation*) is complied with;

(ii) on performance by the Agent of all its necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to such

novation to a New Lender, the completion of which the Agent shall promptly notify to the Existing Lender and the New Lender; and

(iii) on receipt by the Agent of confirmation from the Security Trustee that the Security Trustee has performed all its necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to such novation to a New Lender (the receipt of which the Agent shall promptly notify to the Existing Lender and the New Lender) and the New Lender has become bound by a relevant Beneficiary Accession Deed (as defined in the Security Trust Deed).

(d)   If:

(i)   a Lender assigns or novates any of its rights or obligations under the Finance Documents or changes its Facility Office; and

(ii)   as a result of circumstances existing at the date the assignment, novation or change occurs, an Obligor would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 13 (*Tax gross-up and indemnities*) or Clause 14 (*Increased Costs*),

then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, novation or change had not occurred.

(e)   Clause 24.2(d) shall not apply where the payment is in relation to Australian Withholding Tax and the New Lender, or Lender acting through its new Facility Office, is not an Offshore Associate of the Borrower (provided that at no time shall the Obligors be liable to make payments for Australian Withholding Tax in respect of Commitments in excess of A$50,000,000 (or its equivalent in another currency or currencies) held by New Lenders or a Lender acting through its new Facility Office where the liability to make such payment would not exist other than pursuant to this paragraph (e)). In such instances, the New Lender, or Lender acting through its new Facility Office will be entitled to full payment under Clause 13 (*Tax gross-up and indemnities*).

(f)   Each New Lender, by executing the relevant Transfer Certificate or Assignment Agreement, confirms, for the avoidance of doubt, that the Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Lender or Lenders in accordance with this Agreement on or prior to the date on which the novation or assignment becomes effective in accordance with this Agreement and that it is bound by that decision to the same extent as the Existing Lender would have been had it remained a Lender.

(g)   A Lender may not assign or novate any of its rights or obligations under the Finance Documents or change its Facility Office, if the New Lender or the Lender acting through its new Facility Office would be entitled to exercise any rights under Clause

7.1 (*Illegality*) as a result of circumstances existing as at the date the assignment, novation or change is proposed to occur.

(h)   A Lender may enter into funded or unfunded sub-participations or risk participation arrangements, collateralised loan obligation, collateralised debt obligation, or any similar arrangement without notice to or consent of any other person provided that the Lender remains the lender of record.

24.3   Assignment or novation fee

The New Lender shall, on the date upon which an assignment or novation takes effect, pay to the Agent (for its own account) a fee of A$3,000 plus GST.

24.4   Limitation of responsibility of Existing Lenders

(a)   Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(i)   the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any other documents;

(ii)   the financial condition of any Obligor or any other person;

(iii)   the performance and observance by any Obligor or any other person of its obligations under the Finance Documents or any other documents; or

(iv)   the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document,

and any representations or warranties implied by law are excluded.

(b)   Each New Lender confirms to the Existing Lender and the other Finance Parties that it:

(i)   has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities and any other person in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender in connection with any Finance Document; and

(ii)   will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities and any other person whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

(c)   Nothing in any Finance Document obliges an Existing Lender to:

(i)   accept a novation or re-assignment from a New Lender of any of the rights and obligations assigned or novated under this Clause 24; or

(ii)   support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Obligor or any other person of its obligations under the Finance Documents or otherwise.

24.5 Procedure for novation

(a)   Subject to the conditions set out in Clause 24.2 (*Conditions of assignment or novation*) a novation is effected in accordance with paragraph (e) below when the Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender. The Agent shall, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate.

(b)   The Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the transfer to such New Lender.

(c)   The Agent may refrain from executing a Transfer Certificate pending satisfaction of Clause 24.2(b)(ii) and acting reasonably, may delay executing a Transfer Certificate pending a payment, distribution or Utilisation under or in respect of the Finance Documents.

(d)   Each Party other than the Existing Lender irrevocably authorises the Agent to execute any Transfer Certificate on its behalf.

(e)   On the Transfer Date:

(i)   to the extent that in the Transfer Certificate the Existing Lender seeks to novate its rights and obligations under the Finance Documents each of the Obligors and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and their respective rights against one another under the Finance Documents shall be cancelled (being the **"Discharged Rights and Obligations"**);

(ii)   each of the Obligors and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Obligor and the New Lender have assumed and/or acquired the same in place of that Obligor and the Existing Lender;

(iii)   the Agent, the Security Trustee, the Arranger, the New Lender and other Lenders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the novation and to that extent the Agent, the Security Trustee, the Arranger and the Existing Lender shall each be released from further obligations to each other under the Finance Documents;

(iv)   the New Lender shall become a Party as a "**Lender**" and entitled to the benefits of any other document entered into by the Agent as agent for the Lenders and will be bound by obligations equivalent to the Relevant Obligations (as defined in Clause 24.6(c)(ii) below); and

(v)   for the purposes of this Agreement, rights and obligations will be taken to have been transferred under a Transfer Certificate even though it operates as a novation and rights and obligations are replaced rather than transferred.

24.6   Procedure for assignment

(a)   Subject to the conditions set out in Clause 24.2 (*Conditions of assignment or novation*) an assignment may be effected in accordance with paragraph (c) below when the Agent executes an otherwise duly completed Assignment Agreement delivered to it by the Existing Lender and the New Lender. The Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Assignment Agreement appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Assignment Agreement.

(b)   The Agent shall only be obliged to execute an Assignment Agreement delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all its necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the assignment to such New Lender.

(c)   On the Transfer Date:

(i)   the Existing Lender will assign absolutely to the New Lender the rights under the Finance Documents expressed to be the subject of the assignment in the Assignment Agreement;

(ii)   the Existing Lender will be released by each Obligor and the other Finance Parties from the obligations owed by it (the "**Relevant Obligations**") and expressed to be the subject of the release in the Assignment Agreement; and

(iii)   the New Lender shall become a Party as a "**Lender**" and entitled to the benefits of any other document entered into by the Agent as agent for the Lenders and will be bound by obligations equivalent to the Relevant Obligations.

(d)   Lenders may utilise procedures other than those set out in this Clause 24.6 to assign (including by equitable assignment) their rights under the Finance Documents (but not, without the consent of the relevant Obligor or unless in accordance with Clause 24.5 (*Procedure for novation*), to obtain a release by that Obligor from the obligations owed to that Obligor by the Lenders nor the assumption of equivalent obligations by a New Lender) provided that they comply with the conditions set out in Clause 24.2 (*Conditions of assignment or novation*).

24.7 Copy of Transfer Certificate or Assignment Agreement to Company

The Agent shall, as soon as reasonably practicable after it has executed a Transfer Certificate or an Assignment Agreement, send to the Company a copy of that Transfer Certificate or Assignment Agreement.

24.8 Security over Lenders' rights

In addition to the other rights provided to Lenders under this Clause 24, each Lender may without consulting with or obtaining consent from any Obligor, at any time charge, assign or otherwise create Security Interest in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including:

(a) any charge, assignment or other Security Interest to secure obligations to a federal reserve or central bank; and

(b) any charge, assignment or other Security Interest granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities,

except that no such charge, assignment or Security Interest shall:

(i) release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or Security for the Lender as a party to any of the Finance Documents; or

(ii) require any payments to be made by an Obligor other than or in excess of, or grant to any person any more extensive rights than, those required to be made or granted to the relevant Lender under the Finance Documents.

25. CHANGES TO THE OBLIGORS

25.1 Assignments and novation by Obligors

No Obligor may assign any of its rights or novate any of its rights or obligations under the Finance Documents.

25.2 Additional Borrowers

(a) Subject to compliance with the provisions of Clauses 20.9(c) and 20.9(d) (*"Know your customer" checks*), the Company may request that any of its wholly owned Subsidiaries becomes an Additional Borrower. That Subsidiary shall become an Additional Borrower if:

(i) the Majority Lenders approve the addition of that Subsidiary;

(ii) the Company delivers to the Agent a duly completed and executed Accession Letter;

(iii) unless that Subsidiary is, at that time, a "Security Provider" under the Security Trust Deed, it accedes to the Security Trust Deed as a "Security Provider" by signing and delivering to the Security Trustee a Security Provider Accession Deed (as defined in the Security Trust Deed) and any other documents or information required under the Security Trust Deed;

(iv) the Company confirms that no Default is continuing or would occur as a result of that Subsidiary becoming an Additional Borrower; and

(v) the Agent has received all of the documents and other evidence listed in Part II of Schedule 2 (*Conditions precedent*) in relation to that Additional Borrower, each in form and substance satisfactory to the Agent acting on the instructions of all Lenders.

(b) The Agent shall notify the Company and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it acting on the instructions of all Lenders) all the documents and other evidence listed in Part II of Schedule 2 (*Conditions precedent*).

(c) The Agent shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever as a result of giving any such notification.

25.3 Resignation of a Borrower

(a) The Company may request that a Borrower ceases to be a Borrower by delivering to the Agent a Resignation Letter.

(b) The Agent shall accept a Resignation Letter and notify the Company and the Lenders of its acceptance if:

(i) no Default is continuing or would result from the acceptance of the Resignation Letter (and the Company has confirmed this is the case); and

(ii) the Borrower is under no actual or contingent obligations as a Borrower under any Finance Documents,

whereupon that company shall cease to be a Borrower and shall have no further rights or obligations under the Finance Documents as a Borrower (and without prejudice to any obligations it may have as a Guarantor).

25.4 Additional Guarantors

(a) Subject to compliance with the provisions of Clauses 20.9(c) and 20.9(d) (*"Know your customer" checks*), the Company may request that any of its wholly owned Subsidiaries become an Additional Guarantor. That Subsidiary shall become an Additional Guarantor if:

(i) the Company delivers to the Agent a duly completed and executed Accession Letter;

(ii) the Agent has received all of the documents and other evidence listed in Part II of Schedule 2 (*Conditions precedent*) in relation to that Additional Guarantor, each in form and substance satisfactory to the Agent acting on the instructions of all Lenders; and

(iii) unless that Subsidiary is, at that time, a "Security Provider" under the Security Trust Deed, it accedes to the Security Trust Deed as a "Security Provider" by

signing and delivering to the Security Trustee a Security Provider Accession Deed (as defined in the Security Trust Deed) and any other documents or information required under the Security Trust Deed.

(b)   The Agent shall notify the Company and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it acting on the instructions of all Lenders) all the documents and other evidence listed in Part II of Schedule 2 (*Conditions precedent*).

(c)   The Agent shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever as a result of giving any such notification.

25.5 Repetition of Representations

Delivery of an Accession Letter constitutes confirmation by the relevant Subsidiary that the Repeating Representations are true and correct in relation to it as at the date of delivery as if made by reference to the facts and circumstances then existing.

25.6 Resignation of a Guarantor

(a)   The Company may request that a Guarantor (other than the Company) ceases to be a Guarantor by delivering to the Agent a Resignation Letter.

(b)   The Agent shall accept a Resignation Letter and notify the Company and the Lenders of its acceptance if:

(i)   the Company continues to comply with clause 21.1(c) (*Financial Covenants*) immediately following the resignation and no Default is continuing or would result from the acceptance of the Resignation Letter (and the Company has confirmed this is the case); or

(ii)   all the Lenders have consented to the Company's request,

whereupon that company shall cease to be a Guarantor and shall have no further rights or obligations under the Finance Documents as a Guarantor.

26.   RESTRICTION ON DEBT PURCHASE TRANSACTIONS

26.1 Prohibition on Debt Purchase Transactions by Borrower Affiliates

Without limiting Clause 24.2 (*Conditions of assignment or novation*), the Company shall not, and shall procure that each Borrower Affiliate shall not, be a Lender or enter into any Debt Purchase Transactions or beneficially own or control all or a material part of the equity of an entity that is a Lender or a party to a Debt Purchase Transaction.

26.2 Disenfranchisement on Debt Purchase Transactions entered into by Borrower Affiliates

(a)   Subject to Clause 24.2 (*Conditions of assignment or novation*), for so long as a Borrower Affiliate (i) beneficially owns any participation in a Utilisation drawn utilising a Commitment or (ii) has entered into a Debt Purchase Transaction relating to such a participation or Commitment and such agreement or arrangement has not been terminated:

(i) in ascertaining whether the Majority Lenders, all Lenders or Lenders representing any given percentage of the Total Commitments give a consent, approval, waiver, amendment, instructions or other decision under the Finance Documents such participation and Commitment shall be deemed to be zero; and

(ii) for the purposes of Clause 36.2 (*All Lender matters*), such Borrower Affiliate or the person with whom it has entered into such sub-participation, other agreement or arrangement shall be deemed not to be a Lender (unless it is a Lender with another Commitment and is not a Borrower Affiliate).

(b) Each Lender shall promptly notify the Agent in writing if:

(i) it knowingly enters into a Debt Purchase Transaction with a Borrower Affiliate; or

(ii) such transaction is terminated or ceases to be with a Borrower Affiliate.

(c) Each Borrower Affiliate that is a Lender agrees that:

(i) unless the Agent otherwise agrees, it shall not attend or participate any meeting or conference call of Lenders or be entitled to receive the agenda or any minutes; and

(ii) in its capacity as Lender, unless the Agent otherwise agrees, it shall not be entitled to receive any report or other document prepared at the behest of, or on the instructions of, the Agent or one or more of the Lenders.

SECTION 10
THE FINANCE PARTIES

27. ROLE OF THE AGENT, THE ARRANGER AND THE REFERENCE BANKS

27.1 Appointment of the Agent

(a) Each of the Arranger and the Lenders appoints the Agent to act as its agent under and in connection with the Finance Documents. The Agent will be agent for the Arranger and the Lenders except as described in paragraph (c) below.

(b) Each of the Arranger and the Lenders authorises the Agent to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

(c) Where the Agent provides services in connection with the administration of the Utilisations, that is when it calculates rates and amounts, keeps records, receives and distributes payments and information received under Clauses 20.1 (*Financial statements*) and 20.7 (*Information: miscellaneous*), and receives and deals with Utilisation Requests, it does not provide those services as agent for the Arranger or the Lenders, but as principal, but the remainder of this Clause 27 still applies.

27.2 Instructions

(a) The Agent shall:

(i) unless a contrary indication appears in a Finance Document, exercise or refrain from exercising any right, power, authority or discretion vested in it as Agent in accordance with any instructions given to it by:

(A) all Lenders if the relevant Finance Document stipulates the matter is an all Lender decision; and

(B) in all other cases, the Majority Lenders if the relevant Finance Document stipulates the matter is a Majority Lender decision; and

(ii) not be liable for any act (or omission) if it acts (or refrains from acting) in accordance or as permitted by this Clause 27.2.

(b) The Agent shall be entitled to request instructions, or clarification of any instruction, from the Majority Lenders (or, if the relevant Finance Document stipulates the matter is a decision for any other Lender or group of Lenders, from that Lender or group of Lenders) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion. The Agent may refrain from acting unless and until it receives any such instructions or clarification that it has requested.

(c) If the Agent consults the Majority Lenders (or, if the relevant Finance Document stipulates the matter is a decision for any other Lender or group of Lenders, from that Lender or group of Lenders) to seek instructions in connection with a matter in

respect of which the Agent is required under this Agreement to form an opinion, act reasonably or in good faith or not to unreasonably withhold or delay consent or approval (or any combination of these), each Lender must act in the same manner in giving instructions. If the Agent receives such instructions, it may rely on them and it has no duty to consider whether a Lender has acted reasonably or in good faith or formed the relevant opinion and is deemed to have complied with any reasonableness or good faith requirement or formed the relevant opinion (as applicable) in the relevant clause and will have no liability for so acting. For the avoidance of doubt, the limitation of the Agent's liability in this paragraph will not affect or limit the obligations or liabilities of any Lender to any Obligor in respect of any matter the subject of such limitation.

(d)   Save in the case of decisions stipulated to be a matter for any other Lender or group of Lenders under the relevant Finance Document and unless a contrary indication appears in a Finance Document, any instructions given to the Agent by the Majority Lenders shall override any conflicting instructions given by any other Parties and will be binding on all Finance Parties.

(e)   The Agent may refrain from acting in accordance with any instructions of any Lender or group of Lenders until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Finance Documents and which may include payment in advance) for any cost, loss or liability which it may incur in complying with those instructions. The Agent may specify that the security be cash, in which case the Company must provide it on request, failing which each Lender must on request pay its proportion of the cash according to its Commitment. Any amount recovered by the Agent under any security will be taken to be an amount paid by the party which provided that security.

(f)   In the absence of instructions, the Agent is not obliged to act, but may act in what it (in its sole discretion) considers to be in the best interests of the Lenders.

(g)   The Agent is not authorised to act on behalf of a Lender (without first obtaining that Lender's consent) in any legal or arbitration proceedings relating to any Finance Document.

(h)   Without limiting any other provision of any Finance Document, the Facility Agent may:

(i)   act or refrain from acting notwithstanding any conflict of interest; and

(ii)   do anything which in its opinion is necessary for it to comply with any law.

27.3   Duties of the Agent

(a)   The Agent's duties under the Finance Documents are solely mechanical and administrative in nature.

(b)   Subject to paragraph (c) below, the Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Agent for that Party by any other Party.

(c) Without prejudice to Clause 24.7 (*Copy of Transfer Certificate or Assignment Agreement to Company*) paragraph (b) above shall not apply to any Transfer Certificate or to any Assignment Agreement.

(d) Except where a Finance Document specifically provides otherwise, the Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(e) If the Agent receives notice from a Party referring to this Agreement, describing a Default or a Review Event and stating that the circumstance described is a Default or a Review Event it shall promptly notify the other Finance Parties.

(f) If the Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Agent or the Arranger) under this Agreement it shall promptly notify the other Finance Parties.

(g) The Agent shall have only those duties, obligations and responsibilities expressly specified in the Finance Documents to which it is expressed to be a party (and no others shall be implied).

(h) If the Agent receives a request by a Lender, the Agent will provide a privacy notice (in the form recommended by the Asia Pacific Loan Market Association (Australian Branch) or as otherwise directed by a Finance Party) to a representative of the officers of an Obligor whose personal information has been collected on behalf of the Finance Parties, which details the manner in which personal information collected in connection with this Agreement may be used and disclosed by the Finance Parties.

27.4 Role of the Arranger

Except as specifically provided in the Finance Documents, the Arranger has no obligations of any kind to any other Party under or in connection with any Finance Document.

27.5 No fiduciary duties

(a) Nothing in any Finance Document constitutes the Agent or the Arranger as a trustee or fiduciary of any other person.

(b) Neither the Agent nor the Arranger shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

27.6 Business with the Group

The Agent and the Arranger may accept deposits from, lend money to, receive fees or other payments from and generally engage in any kind of banking, financial, trust, agency or other business with any Group Member.

27.7 Rights and discretions

(a) The Agent may:

(i) rely on any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised;

(ii) assume that:

    (A) any instructions received by it from the Majority Lenders, any Lenders or any group of Lenders are duly given in accordance with the terms of the Finance Documents; and

    (B) unless it has received notice of revocation, that those instructions have not been revoked; and

(iii) rely on a written statement from any person:

    (A) as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or

    (B) to the effect that such person approves of any particular dealing, transaction, step, action or thing,

as sufficient evidence that that is the case and, in the case of paragraph (A) above, may assume the truth and accuracy of that statement.

(b) The Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Lenders) that:

(i) no Default or Review Event has occurred (unless it has actual knowledge of a Default arising under Clause 23.1 (*Non-payment*));

(ii) any right, power, authority or discretion vested in any Party or any group of Lenders has not been exercised; and

(iii) any notice or request made by the Company (other than a Utilisation Request) is made on behalf of and with the consent and knowledge of all the Obligors.

(c) The Agent may engage and pay for the advice or services of any lawyers, accountants, surveyors or other experts or professional advisers.

(d) Without prejudice to the generality of paragraph (c) above or paragraph (e) below, the Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to the Agent (and so separate from any lawyers instructed by the Lenders) if the Agent in its reasonable opinion deems this to be necessary.

(e) The Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Agent or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

(f) The Agent may act in relation to the Finance Documents through its officers, employees, secondees and agents.

(g)   Unless a Finance Document expressly provides otherwise the Agent may disclose to any other Party any information it reasonably believes it has received as Agent under this Agreement.

(h)   Without limiting paragraph (g) above, the Agent may disclose the identity of a Defaulting Finance Party to the other Finance Parties and the Company and shall disclose it on the written request of the Company or the Majority Lenders.

(i)   Notwithstanding any other provision of any Finance Document to the contrary, neither the Agent nor the Arranger is obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(j)   Notwithstanding any provision of any Finance Document to the contrary, the Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

(k)   The Parties need not enquire whether any instructions from all or a percentage of Lenders or the Majority Lenders have been given to the Agent or as to the terms of those instructions. As between the other Parties on the one hand and the Agent and Lenders on the other, everything done by the Agent under or in relation to the Finance Documents will be taken to be authorised.

(l)   The Agent will only be deemed to have knowledge, actual awareness or notice of a thing, or grounds or reason to believe a thing, if the officers or employees of the Agent having day to day responsibility for the administration of the Agent's Obligations under the Finance Documents have actual notice, actual awareness or actual notice of that thing or reason to believe that thing.

27.8   Responsibility for documentation

Neither the Agent nor the Arranger is responsible or liable for:

(a)   the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Agent, the Arranger, an Obligor or any other person given in or in connection with any Finance Document or the transactions contemplated in the Finance Documents or any other agreement, arrangement or document; or

(b)   the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any other agreement, arrangement or document; or

(c)   any determination as to whether any information provided or to be provided to any Finance Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

27.9 No duty to monitor

The Agent shall not be bound to enquire:

(a)   whether or not any Default or Review Event has occurred;

(b)   as to credit or financial condition of any Party or the performance, default or any breach by any Party of its obligations under any Finance Document or any other agreement, arrangement or document;

(c)   whether any other event specified in any Finance Document has occurred; or

(d)   whether any Finance Document or any other document received by it is or contains a security interest under any PPS Law.

27.10 Exclusion of liability

(a)   Without limiting paragraph (b) below (and without prejudice to any other provision of any Finance Document excluding or limiting the liability of the Agent), the Agent will not be liable for:

(i)   any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Finance Document, unless directly caused by its gross negligence or Wilful Default;

(ii)   exercising, or not exercising, any right, power, authority or discretion given to it by, or in connection with, any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Finance Document, other than by reason of its gross negligence or Wilful Default; or

(iii)   without prejudice to the generality of paragraphs (i) and (ii) above, any damages, costs or losses to any person, any diminution in value or any liability whatsoever (including, without limitation, for negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) arising as a result of:

(A)   any act, event or circumstance not reasonably within its control; or

(B)   the general risks of investment in, or the holding of assets in, any jurisdiction,

including (in each case and without limitation) such damages, costs, losses to any person, any diminution in value or any liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets (including any Disruption Event); breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters

or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.

(b)   No Party (other than the Agent) may take any proceedings against any officer, employee or agent of the Agent in respect of any claim it might have against the Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Agent may rely on this Clause.

(c)   The Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Agent if the Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Agent for that purpose.

(d)   Nothing in this Agreement shall oblige the Agent or the Arranger to carry out:

(i)   any "know your customer" or other checks in relation to any person; or

(ii)   any check on the extent to which any transaction contemplated by this Agreement might be unlawful for any Lender or for any Affiliate of any Lender,

on behalf of any Lender and each Lender confirms to the Agent and the Arranger that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Agent or the Arranger.

(e)   Without prejudice to any provision of any Finance Document excluding or limiting the Agent's liability, any liability of the Agent arising under or in connection with any Finance Document shall be limited to the amount of actual loss which has been suffered (as determined by reference to the date of default of the Agent or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Agent at any time which increase the amount of that loss. In no event shall the Agent be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Agent has been advised of the possibility of such loss or damages.

27.11   Calculations

Whenever the Agent is required to perform any calculation it may give to each party affected by that calculation a notice setting out the calculation. Each such party shall be taken to have accepted the calculation and the Agent shall have no liability to the relevant party in respect of that calculation to be incorrect by whichever is the later of:

(a)   noon, Sydney time, on the Business Day following the date on which it receives the relevant calculation; and

(b)   the time at which the Agent or any other person must act on the basis of the calculation or the calculation otherwise becomes binding under the Finance Documents.

27.12 PPS Law

The Agent is not responsible for, and is not liable to any Party or other person for any loss, cost or expense in relation to:

(a)   taking, or failing to take, any action for the purposes of any PPS Law, whether for the benefit of all Lenders or any particular Lender, unless it is expressly instructed to do so by the Majority Lenders;

(b)   identifying, registering or perfecting under any PPS Law any security interest which may be constituted by or contained in any Finance Document or any other agreement, arrangement or document;

(c)   the priority of any security interest in relation to this agreement or any other Finance Document or any transaction in connection with a Finance Document under any PPS Law;

(d)   monitoring any PPS Law or the implementation of any PPS Law; or

(e)   without limiting the foregoing, identifying or perfecting under the PPS Law any security interest which may be created by an assignment or transfer under a Finance Document.

27.13 Lenders' indemnity to the Agent

(a)   Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Agent, within three Business Days of demand, against any cost, expense, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by the Agent (otherwise than by reason of the Agent's gross negligence or Wilful Default) (or, in the case of any cost, expense, loss or liability pursuant to Clause 30.11 (*Disruption to payment systems etc.*) notwithstanding the Agent's negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) in acting as Agent under the Finance Documents (unless the Agent has been reimbursed by an Obligor pursuant to a Finance Document).

(b)   A Lender's share will be the proportion of its share of the Total Commitments or, if the Total Commitments are then zero, its share of the Total Commitments immediately prior to their reduction to zero. Where a Lender's Commitment has been reduced to zero, but it has a participation in any outstanding Utilisations, then for this purpose its Commitment will be taken to be the aggregate amount of its participation (and the Total Commitments calculated accordingly).

(c)   If any Lender fails to pay its share of any amount due under paragraph (a) one or more other Lenders may pay all or part of that share to the Agent. In that case, the defaulting Lender must immediately pay each such paying Lender the amount paid by

that paying Lender together with interest equal to the rate from time to time certified by the paying Lender to be its cost of funds plus a margin of 2% per annum, compounding monthly.

(d)   If any Lender fails to provide its share of security to the Agent when requested under Clause 27.7 (*Rights and discretions*) one or more other Lenders may provide all or part of that share on its behalf. Where that security is cash the non providing Lender must immediately pay each Lender that provided cash the amount provided by it together with interest equal to its cost of funds plus a margin of 2% per annum, compounding monthly.

27.14 Resignation of the Agent

(a)   The Agent may resign and appoint one of its Affiliates acting through an office in Australia as successor by giving notice to the Lenders and the Company.

(b)   Alternatively the Agent may resign by giving 30 days' notice to the Lenders and the Company, in which case the Majority Lenders (after consultation with the Company) may appoint a successor Agent.

(c)   If the Majority Lenders have not appointed a successor Agent in accordance with paragraph (b) above within 20 days after notice of resignation was given, the retiring Agent (after consultation with the Company) may appoint a successor Agent (acting through an office in the same time zone as Australia).

(d)   If the Agent wishes to resign because (acting reasonably) it has concluded that it is no longer appropriate for it to remain as agent and the Agent is entitled to appoint a successor Agent under paragraph (c) above, the Agent may (if it concludes (acting reasonably) that it is necessary to do so in order to persuade the proposed successor Agent to become a party to this Agreement as Agent) agree with the proposed successor Agent amendments to this Clause 27 and any other term of this Agreement dealing with the rights or obligations of the Agent consistent with then current market practice for the appointment and protection of agents of syndicated financing transactions together with any reasonable amendments to the agency fee payable under this Agreement which are consistent with the successor Agent's normal fee rates and those amendments will bind the Parties.

(e)   The retiring Agent shall, make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents. The Company shall, within three Business Days of demand, reimburse the retiring Agent for the amount of all costs and expenses (including legal fees) properly incurred by it in making available such documents and records and providing such assistance save for where the Agent is a Defaulting Finance Party.

(f)   The Agent's resignation notice shall only take effect upon the appointment of a successor.

(g) Upon the appointment of a successor, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents (other than its obligations under paragraph (e) above) but shall remain entitled to the benefit of Clause 15.3 (*Indemnity to the Agent*) and this Clause 28 (and any agency fees for the account of the retiring Agent shall cease to accrue from (and shall be payable on) that date). Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(h) After consultation with the Company, the Majority Lenders may, by notice to the Agent, require it to resign in accordance with paragraph (b) above. In this event, the Agent shall resign in accordance with paragraph (b) above (or, at any time the Agent is a Defaulting Finance Party, by giving any shorter notice determined by the Majority Lenders).

(i) The Agent shall resign in accordance with paragraph (b) above (and, to the extent applicable, shall use reasonable endeavours to appoint a successor Agent pursuant to paragraph (c) above) if on or after the date which is three months before the earliest FATCA Application Date relating to any payment to the Agent under the Finance Documents, either:

   (i) the Agent fails to respond to a request under Clause 13.7 (*FATCA Information*) and the Company or a Lender reasonably believes that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

   (ii) the information supplied by the Agent pursuant to Clause 13.7 (*FATCA Information*) indicates that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or

   (iii) the Agent notifies the Company and the Lenders that the Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

   and (in each case) the Company or a Lender reasonably believes that a Party will be required to make a FATCA Deduction that would not be required if the Agent were a FATCA Exempt Party, and the Company or that Lender, by notice to the Agent, requires it to resign.

27.15 Confidentiality

(a) In acting as agent for the Finance Parties, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(b) If information is received by another division or department of the Agent, it may be treated as confidential to that division or department and the Agent shall not be deemed to have notice of it.

27.16 Relationship with the Lenders

(a) The Agent may treat the person shown in its records as Lender at the opening of business (in the place of the Agent's principal office as notified to the Finance Parties from time to time) as the Lender acting through its Facility Office:

    (i) entitled to or liable for any payment due under any Finance Document on that day; and

    (ii) entitled to receive and act upon any notice, request, document or communication or make any decision or determination under any Finance Document made or delivered on that day,

unless it has received not less than five Business Days' prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

(b) Any Lender may by notice to the Agent appoint a person to receive on its behalf all notices, communications, information and documents to be made or despatched to that Lender under the Finance Documents. Such notice shall contain the address, fax number and electronic mail address and/or any other information required to enable the sending and receipt of information by that means (and, in each case, the department or officer, if any, for whose attention communication is to be made) and be treated as a notification of a substitute address, fax number, electronic mail address, department and officer by that Lender for the purposes of Clause 32.2 (*Addresses*) and the Agent shall be entitled to treat such person as the person entitled to receive all such notices, communications, information and documents as though that person were that Lender.

(c) The Agent may rely on or receive instructions from any attorney acting on behalf of a Lender, or any person acting on behalf of a Lender whose title or acting title includes the word Manager, Head, Executive, Director or President or cognate expressions, or any secretary or director of a Lender.

27.17 Credit appraisal by the Lenders

Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms to the Agent and the Arranger that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

(a) the financial condition, status and nature of each Group Member;

(b) the legality, validity, priority, effectiveness, adequacy or enforceability of any Finance Document and any other agreement, arrangement or document;

(c) whether that Lender has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document; and

(d)   the adequacy, accuracy or completeness of any other information provided by the Agent, any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by any Finance Documents or any other agreement, arrangement or document.

27.18 Role of Reference Banks

(a)   No Reference Bank is under any obligation to provide a quotation or any other information to the Agent.

(b)   No Reference Bank will be liable for any action taken by it under or in connection with any Finance Document, or for any Reference Bank Quotation, unless directly caused by its gross negligence or wilful misconduct.

(c)   No Party (other than the relevant Reference Bank) may take any proceedings against any officer, employee or agent of any Reference Bank in respect of any claim it may have against that Reference Bank or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document, or to any Reference Bank Quotation.

(d)   Any officer, employee or agent of each Reference Bank may rely on this Clause. The Reference Bank holds the benefit of this Clause on trust for any such officer, employee or agent.

27.19 Third party Reference Banks

This Agreement constitutes an irrevocable offer by each Party to each Reference Bank, which accepts the offer by consenting to be a Reference Bank and providing a Reference Bank Quotation. It may rely on Clause 27.18 (*Role of Reference Banks*) and Clause 40 (*Confidentiality of Funding Rates and Reference Bank Quotations*).

27.20 Agent's management time

Any amount payable to the Agent under Clause 15.3 (*Indemnity to the Agent*), Clause 17 (*Costs and expenses*) and Clause 27.11 (*Lenders' indemnity to the Agent*) shall include the cost of utilising the Agent's management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Agent may notify to the Company and the Lenders, and is in addition to any fee paid or payable to the Agent under Clause 12 (*Fees*).

27.21 Deduction from amounts payable by the Agent

If any Party owes an amount to the Agent under the Finance Documents the Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

28. CONDUCT OF BUSINESS BY THE FINANCE PARTIES

No provision of this Agreement will:

(a)   interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(b)   oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c)   oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

29. SHARING AMONG THE FINANCE PARTIES

29.1 Payments to Finance Parties

(a)   If a Finance Party (a "**Recovering Finance Party**") receives or recovers (including by combination of accounts or set off) any amount from an Obligor other than in accordance with Clause 30 (*Payment Mechanics*) and applies that amount to a payment due under the Finance Documents (other than a Hedging Agreement) then:

(i)   the Recovering Finance Party shall, within three Business Days, notify details of the receipt or recovery to the Agent;

(ii)   the Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Agent and distributed in accordance with Clause 30 (*Payment Mechanics*), without taking account of any Tax which would be imposed on the Agent in relation to the receipt, recovery or distribution; and

(iii)   the Recovering Finance Party shall, within three Business Days of demand by the Agent, pay to the Agent an amount (the "**Sharing Payment**") equal to such receipt or recovery less any amount which the Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 30.6 (*Partial payments*).

29.2 Redistribution of payments

The Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Finance Party) (the "**Sharing Finance Parties**") in accordance with Clause 30.6 (*Partial payments*) towards the obligations of that Obligor to the Sharing Finance Parties.

29.3 Recovering Finance Party's rights

(a)   Unless paragraph (b) applies:

(i)   the receipt or recovery referred to in Clause 29.1 (*Payments to Finance Parties*) will be taken to have been a payment for the account of the Agent and not to the Recovering Finance Party for its own account, and the liability of the relevant Obligor to the Recovering Finance Party will only be reduced to the extent of

any distribution retained by the Recovering Finance Party under Clause 29.1(a)(iii) (*Payments to Finance Parties*); and

(ii) (without limiting sub-paragraph (i)) the relevant Obligor shall indemnify the Recovering Finance Party against a payment under Clause 29.1(a)(iii) (*Payments to Finance Parties*) to the extent that (despite sub-paragraph (i)) its liability has been discharged by the recovery or payment.

(b) Where:

(i) the amount referred to in Clause 29.1 (*Payments to Finance Parties*) above was received or recovered otherwise than by payment (for example, set off); and

(ii) the relevant Obligor, or the person from whom the receipt or recovery is made, is insolvent at the time of the receipt or recovery, or at the time of the payment to the Agent, or becomes insolvent as a result of the receipt or recovery,

then the following will apply so that the Finance Parties have the same rights and obligations as if the money had been paid by the relevant Obligor to the Agent for the account of the Finance Parties and distributed accordingly:

(iii) each other Finance Party will assign to the Recovering Finance Party an amount of the debt owed by the relevant Obligor to that Finance Party under the Finance Documents equal to the amount received by that Finance Party under Clause 29.2 (*Redistribution of payments*);

(iv) the Recovering Finance Party will be entitled to all rights (including interest and voting rights) under the Finance Documents in respect of the debt so assigned; and

(v) that assignment will take effect automatically on payment of the Sharing Payment by the Agent to the other Finance Party.

29.4 Reversal of redistribution

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

(a) each Sharing Finance Party shall, upon request of the Agent, pay to the Agent for the account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay) (the **"Redistributed Amount"**);

(b) as between the relevant Obligor and each relevant Sharing Finance Party, an amount equal to the relevant Redistributed Amount will be treated as not having been paid by that Obligor and the relevant Obligor shall indemnify the Sharing Finance Party against a payment under sub-paragraph (a) to the extent that the relevant Obligor's liability has been discharged by the recovery or payment; and

(c)   to the extent necessary, any debt assigned under paragraph (b) of Clause 29.3 (Recovering Finance Party's rights) will be reassigned.

29.5   Exceptions

(a)   This Clause 29 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause, have a valid and enforceable claim (or right of proof in an administration) against the relevant Obligor.

(b)   A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

     (i)   it notified that other Finance Party of the legal or arbitration proceedings; and

     (ii)   that other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

SECTION 11
ADMINISTRATION

30. PAYMENT MECHANICS

30.1 Payments to the Agent

(a) On each date on which an Obligor or a Lender is required to make a payment under a Finance Document, excluding a payment under the terms of a Hedging Agreement, that Obligor or Lender shall make the same available to the Agent (unless a contrary indication appears in a Finance Document) for value on the due date no later than 11.00am (in the relevant place) in immediately available funds or if agreed by the Agent in such funds specified by the Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b) Payment shall be made to such account:

    (i) in the case of Australian dollars, at the city of the Agent; or

    (ii) in the case of any other currency, in the principal financial centre of the country of that currency (or, in relation to euro, in a principal financial centre in a Participating Member State or London as specified by the Agent),

with such bank as the Agent, in each case, specifies.

(c) Payment by an Obligor to the Agent for the account of a Finance Party satisfies the Obligor's obligations to make that payment.

30.2 Distributions by the Agent

Each payment received by the Agent under the Finance Documents for another Party shall, subject to Clause 30.3 (*Distributions to an Obligor*) and Clause 30.4 (*Clawback and pre-funding*) be made available by the Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Agent by not less than five Business Days' notice with a bank specified by that Party in Australia, in the case of Australian dollars, and, in the case of any other currency in the principal financial centre of the country of that currency (or, in relation to euro, in the principal financial centre of a Participating Member State or London, as specified by that Party).

30.3 Distributions to an Obligor

The Agent may (with the consent of the Obligor or in accordance with Clause 31 (*Set-off*)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

30.4 Clawback and pre-funding

(a) Where a sum is to be paid by a Party (the Payer) to the Agent under the Finance Documents for another Party, the Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

(b)   Unless paragraph (c) below applies, if the Agent pays an amount to another Party and it proves to be the case that the Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Agent shall on demand refund the same to the Agent together with interest on that amount from the date of payment to the date of receipt by the Agent, calculated by the Agent to reflect its cost of funds.

(c)   If the Agent is willing to make available amounts for the account of a Borrower before receiving funds from the Lenders then if and to the extent that the Agent does so but it proves to be the case that it does not then receive funds from a Lender in respect of a sum which it paid to a Borrower:

(i)   the Agent shall notify the Company of that Lender's identity and the Borrower to whom that sum was made available shall on demand refund it to the Agent; and

(ii)   the Lender by whom those funds should have been made available or, if that Lender fails to do so, the Borrower to whom that sum was made available, shall on demand pay to the Agent the amount (as certified by the Agent) which will indemnify the Agent against any funding cost incurred by it as a result of paying out that sum before receiving those funds from that Lender.

(d)   The Payer will still remain liable to make the assumed payment, but until the other Party does repay the Agent under paragraph (b), the Payer's liability will be to the Agent in the Agent's own right.

30.5   Agent a Defaulting Finance Party

(a)   If, at any time, the Agent becomes Defaulting Finance Party, a Party which is required to make a payment under the Finance Documents to the Agent for the account of other Parties under Clause 30.1 (*Payments to the Agent*) may instead on the due date for payment either pay that amount direct to the required payee or pay that amount to an interest-bearing account held in the name of the payer and designated as a trust account for the benefit of the payee or payees with a bank rated at least A- by Standard & Poor's Rating Services or Fitch Ratings Ltd or A3 by Moody's Investors Services Limited or a comparable rating from an internationally recognised credit rating agency.

(b)   All interest accrued on the trust account will be for the benefit of the beneficiaries of that trust account pro rata to their respective entitlements.

(c)   A Party which has made a payment under paragraph (a) shall be discharged of the relevant payment obligation under the Finance Documents and shall not take any credit risk with respect to the amounts in the trust account.

(d)   Promptly upon the appointment of a successor Agent under Clause   27.14 (*Resignation of the Agent*), each Party which has made a payment to a trust account under paragraph (a) shall give all requisite instructions to the bank to transfer the

amount (together with any accrued interest) to the successor Agent for distribution under Clause 30.2 (*Distributions by the Agent*).

30.6 **Partial payments**

(a) If the Agent receives a payment that is insufficient to discharge all the amounts then due and payable by an Obligor under the Finance Documents, the Agent shall apply that payment towards the obligations of that Obligor under the Finance Documents in the following order:

(i) first, in or towards payment pro rata of any amounts payable but unpaid in respect of fees, costs, expenses, losses or liabilities of the Agent or the Arranger under the Finance Documents or the Security Trustee under the Finance Documents;

(ii) secondly, in or towards payment pro rata of all amounts (including interest) payable by the Obligor to Lenders in respect of amounts or security paid or provided by the Lenders to the Agent in place of another Lender under Clause 27.13(c) or 27.13(d) (*Lenders' indemnity to the Agent*);

(iii) thirdly, in or towards payment pro rata of all amounts payable by the Obligor to Lenders in respect of amounts or security paid by the Lenders to the Agent under Clause 27.13(a) (*Lenders' indemnity to the Agent*) or Clause 27.2 (*Instructions*) plus interest on such amounts;

(iv) fourthly, in or towards payment pro rata of any accrued interest, fees or commission due but unpaid under the Finance Documents;

(v) fifthly, in or towards payment pro rata of any principal due but unpaid under those Finance Documents; and

(vi) sixthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

(b) The Agent shall, if so directed by all Lenders, vary the order set out in paragraphs (a)(ii) to (a)(vi) above inclusive.

(c) Paragraphs (a) and (b) above will override any appropriation made by an Obligor.

30.7 **No set-off by Obligors**

All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

30.8 **Business Days**

(a) Any payment under the Finance Documents which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b) During any extension of the due date for payment of any principal under this Agreement interest is payable on the principal at the rate payable on the original due date.

30.9 Currency of account

(a) Subject to paragraphs (b) to (e) below, the Base Currency is the currency of account and payment for any sum due from an Obligor under any Finance Document.

(b) A repayment of a Loan or a part of a Loan shall be made in the currency in which that Loan is denominated, pursuant to this Agreement, on its due date.

(c) Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated, pursuant to this Agreement, when that interest accrued.

(d) Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(e) Any amount expressed to be payable in a currency other than the Base Currency shall be paid in that other currency.

30.10 Change of currency

(a) Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i) any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent (after consultation with the Company); and

(ii) any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably).

(b) If a change in any currency of a country occurs, this Agreement will, to the extent the Agent (acting reasonably and after consultation with the Company) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Market and otherwise to reflect the change in currency.

30.11 Disruption to payment systems etc.

If either the Agent determines (in its discretion) that a Disruption Event has occurred or the Agent is notified by the Company that a Disruption Event has occurred:

(a) the Agent may, and shall if requested to do so by the Company, consult with the Company with a view to agreeing with the Company such changes to the operation or administration of the Facilities as the Agent may deem necessary in the circumstances;

(b)   the Agent shall not be obliged to consult with the Company in relation to any changes mentioned in paragraph (a) above if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

(c)   the Agent may consult with the Finance Parties in relation to any changes mentioned in paragraph (a) above but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;

(d)   any such changes agreed upon by the Agent and the Company shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of Clause 36 (*Amendments and Waivers*);

(e)   the Agent shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever (including, without limitation for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Agent) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this Clause 30.11; and

(f)   the Agent shall notify the Finance Parties of all changes agreed pursuant to paragraph (d) above.

30.12 Anti-money laundering

(a)   A Finance Party may delay, block or refuse to process any payment or other transaction without incurring any liability if the Finance Party knows or reasonably suspects that the transaction or the application of its proceeds will:

(i)   breach, or cause a Finance Party to breach, any applicable laws or regulations of any jurisdiction (including any sanctions); or

(ii)   allow the imposition of any penalty on the Finance Party or its Affiliates under any such law or regulation,

including where the transaction or the application of its proceeds involves any entity or activity the subject of any applicable sanctions of any jurisdiction binding on the Finance Party or its Affiliate, or the direct or indirect proceeds of unlawful activity.

(b)   As soon as practicable after a Finance Party becomes aware that it will delay, block or refuse to process a transaction under paragraph (a), it will notify the Company and the Agent and consult in good faith but in each case only to the extent the Finance Party determines it is legally permitted to do so. In making that determination the Finance Party shall act reasonably.

(c)   The Company shall promptly advise the Agent if any Obligor enters into any Finance Document in the capacity as agent and promptly supply, or procure the supply of, such information as may be reasonably requested by the Agent (for itself or on behalf of any Finance Party) from time to time in relation to any principal for which an Obligor may be acting.

(d)   Each Obligor undertakes to exercise its rights and perform its obligations under the Finance Documents in accordance with all applicable laws or regulations relating to anti-money laundering, counter-terrorism financing or sanctions.

30.13   "Know your customer"

Each Lender shall promptly upon the request of the Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself) in order for the Agent to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

31.   SET-OFF

If a Default is continuing a Finance Party may, but need not, set off any matured obligation due from an Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

32.   NOTICES

32.1   Communications in writing

Any communication or document to be made or delivered under or in connection with the Finance Documents:

(a)   must be in writing;

(b)   in the case of:

(i)   a notice by an Obligor; or

(ii)   a specification of a bank or account by the Agent under paragraph (b) of Clause 30.1 (*Payments to the Agent*) or a Lender under Clause 30.2 (*Distributions by the Agent*),

must be signed by an authorised signatory of the sender (directly or with a facsimile signature), subject to Clause 32.6 (*Email communication*), Clause 32.7 (*Communication through secure website*) and Clause 32.8 (*Reliance*), and

(c)   unless otherwise stated, may be made or delivered by fax, by letter, by email or as specified in Clause 32.7 (*Communication through secure website*).

32.2   Addresses

The address, email address and fax number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

(a)   in the case of the Company, that identified with its name below;

(b)   in the case of each Lender, or any other Original Obligor, that specified in Schedule 1 (*The Original Parties*) or notified in writing to the Agent on or prior to the date on which it becomes a Party; and

(c)   in the case of the Agent or the Security Trustee, that identified with its name below,

or any substitute address, fax number, email address or department or officer as the Party may notify to the Agent (or the Agent may notify to the other Parties, if a change is made by the Agent) by not less than five Business Days' notice.

Address for service of communications:

Company:	**Royal Wolf Holdings Limited**
Address:	Level 2, 22-28 Edgeworth David Avenue Hornsby NSW 2077
Fax:	(612) 9423 6923
Email address:	gbaker@royalwolf.com.au
Attention:	Chief Financial Officer
Agent:	**Perpetual Corporate Trust Limited**
Address:	Level 18, 123 Pitt Street, Sydney NSW 2000
Email address:	csf.team@perpetual.com.au
Attention:	Manager, Corporate Services
Security Trustee:	**P.T. Limited**
Address:	Level 18, 123 Pitt Street, Sydney NSW 2000
Email address:	[#]
Attention:	[#]

32.3 **Delivery**

(a)   Any communication or document to be made or delivered by one Party to another under or in connection with the Finance Documents will be taken to be effective or delivered:

(i)   if by way of fax, when the sender receives a successful transmission report unless the recipient informs the sender that it has not been received in legible form by any means within two hours after:

(A)   receipt, if in business hours in the city of the recipient; or

(B)   if not, the next opening of business in the city of the recipient; or

(ii)   if by way of letter or any physical communication, when it has been left at the relevant address or three Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address (or seven Business Days if sent overseas); or

(iii)   if by way of email, as specified in Clause 32.6 (*Email communication*); or

(iv)   if it complies with Clause 32.7 (*Communication through secure website*),

and, in the case of a communication, if a particular department or officer is specified as part of its address details provided under Clause 32.2 (*Addresses*), if addressed to that department or officer.

(b)   All communication to or from an Obligor must be sent through the Agent (except for any communication under or in connection with a Security Document which must be sent through the Security Trustee).

(c)   Any communication or document made or delivered to the Company in accordance with this Clause 32 will be deemed to have been made or delivered to each of the Obligors.

(d)   A communication by fax, email or under Clause 32.7 (*Communication through secure website*) after business hours in the city of the recipient will be taken not to have been received until the next opening of business in the city of the recipient.

32.4   Notification of address, fax number and email address

Promptly upon receipt of notification of an address, fax number and email address or change of address, fax number or email address of an Obligor under Clause 32.2 (*Addresses*) or upon changing its own address, fax number or email address, the Agent shall notify the other Parties.

32.5   Communication when Agent is a Defaulting Finance Party

If and so long as the Agent is a Defaulting Finance Party, the Parties may, instead of communicating with each other through the Agent, communicate with each other directly and all the provisions of the Finance Documents which require communications to be made or notices to be given to or by the Agent are varied so that communications may be made and notices given to or by the relevant Parties directly.

32.6   Email communication

(a)   Any communication or document under or in connection with the Finance Documents may be made by or attached to an email and will be effective or delivered only:

(i)   when actually opened in legible format by the recipient Party;

(ii)   in all other cases, on the first to occur of the following:

(A)   when it is dispatched by the sender to each of the email addresses specified by the recipient, unless for each of the addresses, the sender receives an automatic notification that the e-mail has not been received

(other than an out of office greeting for the named addressee) and it receives the notification before 2 hours after the last to occur (for all addresses) of:

    (A)   dispatch, if in business hours in the city of the address; or

    (B)   if not, the next opening of business in such city;

    (B)   the sender receiving a message from the intended recipient's information system confirming delivery of the email; and

    (C)   the email being available to be read at one of the email addresses specified by the sender; and

    (iii)   the email is in an appropriate and commonly used format, and any attached file is a pdf, jpeg, tiff or other appropriate and commonly used format.

(b)   In relation to an email with attached files:

    (i)   if the attached files are more than 5 MB in total, then:

    (A)   at the time of dispatch the giver of the e-mail must send a separate email without attachments notifying the recipient of the dispatch of the email; and

    (B)   if the recipient notifies the sender that it did not receive the email with attached files, and the maximum size that is able to receive under its firewalls, then the sender shall promptly send to the recipient the attached files in a manner that can be received by the recipient; and

    (ii)   if the recipient of the email notifies the sender that it is unable to read the format of an attached file or that an attached file is corrupted, specifying appropriate and commonly used formats that it is able to read, the sender must promptly send to the recipient the file in one of those formats or send the attachment in some other manner; and

    (iii)   if within two hours of:

    (A)   dispatch of the email if in business hours in the city of the recipient; or

    (B)   if not, the next opening of business in the city of the recipient,

the recipient notifies the sender as provided in subparagraph (i)(B) or (ii), then the relevant attached files will be taken not to have been received until the sender complies with that subparagraph.

(c)   An email which is a covering email for a notice signed by the Obligor's authorised signatory does not itself need to be signed by an authorised signatory.

(d)   Email and other electronic notices from the Agent generated by Loan IQ or other system software do not need to be signed.

32.7 Communication through secure website

(a)   The Agent may establish a secure website to which access is restricted to the Agent and the Lenders or the Obligors or both (and, where applicable, their respective financial and legal advisers).

(b)   After the Agent notifies the Lenders or the Company on behalf of the Obligors or both (as the case may be) of the establishment of the secure website, then any communication or document given or delivered by or to the Agent to or by Lenders or Obligors (as the case may be):

    (i)   may be given by means of the secure website in the manner specified by the Agent (or in the absence of such specification, as specified by the operator of the website); and

    (ii)   unless otherwise agreed will be taken to be made or delivered upon satisfaction of the following:

        (A)   a communication or document being posted on that secure website;

        (B)   either:

            (A)   receipt by the Agent of an email from the relevant website confirming that the website has sent an email to the relevant Party's email addresses nominated under paragraph (d) notifying that a communication or document has been uploaded on the website; or

            (B)   the website containing or providing confirmation that the communication or document has been opened by the intended recipient; and

        (C)   compliance with any other requirements specified by the Agent under paragraph (c).

(c)   By notice to the Lenders or the Company on behalf of the Obligors or both (as the case may be) the Agent acting reasonably may from time to time specify and amend rules concerning the operation of the secure website in the manner in which communications or documents may be posted, and will be taken to have been made or delivered. Those rules or moments will bind the recipients of the notice and the Agent.

(d)   When it establishes the secure website, the Agent shall nominate to the website for each Party the email address given to it by the Party under this Clause 32. Subsequently, the nominated email address for each Party for that website will be the address nominated by that Party to the secure website or by the Agent (who will notify the Party accordingly). It is the responsibility of each Party to ensure that the email address nominated for it is up-to-date. The Agent is under no obligation to notify the secure website of any change in email address notified to it.

(e)   The Company consents to the inclusion in the secure website of its company logo.

(f) Each of the other Parties agrees that the Agent is not liable for any liability, loss, damage, costs or expenses incurred or suffered by them as a result of their access or use of the secure website or inability to access or use the secure website except to the extent caused by its gross negligence or Wilful Default.

32.8 Reliance

(a) Any communication or document sent under this Clause 32 can be relied on by the recipient if the recipient reasonably believes it to be genuine and (if such a signature is required under Clause 32.1(b)) it bears what appears to be the signature (original or facsimile or email) of an authorised signatory of the sender (without the need for further enquiry or confirmation).

(b) Each Party must take reasonable care to ensure that no forged, false or unauthorised notices are sent to another Party.

32.9 English language

(a) Any notice or other communication given under or in connection with any Finance Document must be in English.

(b) All other documents provided under or in connection with any Finance Document must be:

(i) in English; or

(ii) if not in English, and if so required by the Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

33. CALCULATIONS AND CERTIFICATES

33.1 Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

33.2 Certificates and Determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

33.3 Day count convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 365 days or, in any case where the practice in the Relevant Market differs, in accordance with that market practice.

33.4 Settlement conditional

If:

(a) any Finance Party has at any time released or discharged:

    (i) an Obligor from its obligations under any Finance Document; or

    (ii) any assets of an Obligor from a Transaction Security,

in either case in reliance on a payment, receipt or other transaction to or in favour of any Finance Party; or

(b) any payment, receipt or other transaction to or in favour of any Finance Party has the effect of releasing or discharging:

    (i) an Obligor from its obligations under any Finance Document; or

    (ii) any assets of an Obligor from a Transaction Security; and

(c) that payment, receipt or other transaction is subsequently claimed by any person to be void, voidable or capable of being set aside for any reason (including under any law relating to insolvency, sequestration, liquidation, winding up or bankruptcy and any provision of any agreement, arrangement or scheme, formal or informal, relating to the administration of any of the assets of any person); and

(d) that claim is upheld or is conceded or compromised by a Finance Party,

then:

    (i) each Finance Party will immediately become entitled against that Obligor to all rights (including under any Finance Document) as it had immediately before that release or discharge;

    (ii) that Obligor must, to the extent permitted by law:

        (A) immediately do all things and execute all documents as any Finance Party may, acting reasonably, require to restore to each Finance Party all those rights; and

        (B) indemnify each Finance Party against all costs and losses suffered or incurred by it in or in connection with any negotiations or proceedings relating to the claim or as a result of the upholding, concession or compromise of the claim.

34. PARTIAL INVALIDITY

If, at any time, any provision of a Finance Document is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

35. REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of any Finance Party, any right or remedy under a Finance Document shall operate as a waiver of any such right or remedy or

constitute an election to affirm any of the Finance Documents. No election to affirm any Finance Document on the part of any Finance Party shall be effective unless it is in writing. No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in each Finance Document are cumulative and not exclusive of any rights or remedies provided by law.

36. AMENDMENTS AND WAIVERS

36.1 Required consents

(a) Subject to Clause 36.2 (*All Lender matters*) and Clause 36.3 (*Other exceptions*) any term of the Finance Documents (other than the Fee Letters) may be amended or waived only with the consent of the Majority Lenders and the Obligors and any such amendment or waiver will be binding on all Parties.

(b) The Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause 36.

(c) The Company may effect, on behalf of any Obligor, any amendment or waiver permitted by this Clause 36.

36.2 All Lender matters

(a) Subject to Clause 36.4 (*Replacement of Screen Rate*) an amendment or waiver of any term of any Finance Document that has the effect of changing or which relates to:

(i) the definition of "Majority Lenders" in Clause 1.1 (*Definitions*);

(ii) a waiver of any of the conditions precedent under Clause 4.1 (*Initial conditions precedent*);

(iii) an extension to the date of payment of any amount under the Finance Documents;

(iv) a reduction in the Margin or a reduction in the amount, or a change in the currency, of any payment of principal, interest, fees or commission payable or any other payment obligation;

(v) an increase in any Commitment, an extension of any Availability Period or any requirement that a cancellation of Commitments reduces the Commitments of the Lenders rateably under the relevant Facility;

(vi) a change to the Borrowers or Guarantors other than in accordance with Clause 25 (*Changes to the Obligors*);

(vii) any provision which expressly requires the consent of all the Lenders;

(viii) Clause 2.2 (*Finance Parties' rights and obligations*), Clause 5.1 (*Delivery of a Utilisation Request for a Loan*), Clause 7.1 (*Illegality*), Clause 7.2 (*Review Event*), Clause 7.8 (*Application of Prepayments*), Clause 24 (*Changes to the Lenders*), Clause 25 (*Changes to the Obligors*), Clause 29 (*Sharing among the*

Finance Parties), Clause 30.6 (*Partial payments*), this Clause 36(*Amendments and Waivers*), Clause 44 (*Governing Law*) or Clause 45.1 (*Jurisdiction*);

(ix) (other than as expressly permitted by the provisions of this Agreement or the Security Trust Deed):

(A) the nature or scope of the Transaction Security or the nature or scope of the guarantee and indemnity granted under Clause 18 (*Guarantee*); or

(B) the Secured Property; or

(C) the manner in which the proceeds of enforcement of the Transaction Security are distributed;

(x) the release of any guarantee and indemnity granted under Clause 18 (*Guarantee*) or of any Transaction Security unless permitted under this Agreement or the Security Trust Deed or relating to a disposal of an asset which is the subject of the Transaction Security, or of the grantor of the guarantee and indemnity or Transaction Security or of the grantor's Holding Company, where such disposal is permitted under this Agreement,

shall not be made without the prior consent of all the Lenders.

(b) Where one or more Defaulting Finance Parties have been disenfranchised under Clause 37.5 (*Disenfranchisement of Defaulting Finance Parties*), no amendment of the kind referred to in paragraph (a) which applies to Defaulting Finance Parties in a manner different from other Finance Parties may be made without the consent of the Defaulting Finance Parties.

(c) Despite any other provisions but subject to the Security Trust Deed, no amendment or waiver of a term of any Hedging Agreement requires the consent of any Finance Party other than the relevant hedge counterparty.

(d) Despite any other provision in this Clause 36 (*Amendments and Waivers*), any term of the Finance Documents (other than any Hedging Agreement) may be amended or waived by the Company (as Obligors' Agent) and the Agent or Security Trustee (as applicable) without the consent of any other Party (including any Lender or class of Lenders) if that amendment or waiver is to cure defects, resolve ambiguities or reflect changes of a minor, technical or administrative nature.

36.3 Other exceptions

An amendment or waiver which relates to the rights or obligations of the Agent or the Arranger, or the Security Trustee, or a Reference Bank (each in their capacity as such) may not be effected without the consent of the Agent or, as the case may be, the Arranger, the Security Trustee, or that Reference Bank.

36.4 Replacement of Screen Rate

Subject to Clause 36.3 (*Other exceptions*), if any Screen Rate is not available for a currency which can be selected for a Loan, any amendment or waiver which relates to providing for

another benchmark rate to apply in relation to that currency in place of that Screen Rate (or which relates to aligning any provision of a Finance Document to the use of that other benchmark rate) may be made with the consent of the Majority Lenders and the Obligors.

37. INSTRUCTIONS AND DECISIONS

37.1 Abstentions

In determining whether the Majority Lenders, have given instructions or a consent, approval, waiver, amendment or other decision, a Lender will be deemed to have Commitments or a participation of zero if it has so elected by notice to the Agent.

37.2 Transferees bound

A consent, approval, waiver, amendment or other decision by a Lender or any instruction to the Agent by a Lender binds that Lender's assigns and successors unless revoked under Clause 37.3 (*Limitations on revocation*).

37.3 Limitations on revocation

Any instructions, consent, approval, waiver, amendment or other decision by the Majority Lenders may be revoked only by the Majority Lenders, and may not be revoked if the decision has been acted upon.

37.4 Failure to respond

If any Lender fails to respond to a request for instructions, consent, approval, waiver, amendment or other decision in relation to any Finance Document within 10 Business Days of the response date advised by the Agent (or if no period is specified, within 15 Business Days after the date that the Lender has been provided with all information necessary to make the relevant decision) for that request (or any longer period agreed by the Company and the Agent), that Lender, its Commitment and its participation shall not be included for the purpose of calculating the Total Commitments or participations under the relevant Facility/ies when ascertaining whether all Lenders with any relevant percentage of Total Commitments and/or participations have responded to that request.

37.5 Disenfranchisement of Defaulting Finance Parties

For so long as a Defaulting Finance Party has any Available Commitment, in ascertaining the Majority Lenders or whether any given percentage (including, for the avoidance of doubt, unanimity) of the Total Commitments or the Commitments of any specified group of Lenders or the agreement of all Lenders or all of any specified group of Lenders has been obtained in respect of any request for instructions, consent, approval, waiver, amendment or other decision under the Finance Documents, that Defaulting Finance Party's Commitments will be reduced by the amount of its Available Commitments.

For the purposes of this Clause 37.5, the Agent may assume that the following Lenders are Defaulting Finance Parties:

(a)   any Lender which has notified the Agent that it has become a Defaulting Finance Party;

(b) any Lender in relation to which the relevant officers of the Agent having day to day conduct of its role are aware that any of the events or circumstances referred to in the definition of "Defaulting Finance Party" has occurred,

unless it has received notice to the contrary from the Lender concerned (together with any supporting evidence reasonably requested by the Agent) or the Agent is otherwise aware that the Lender has ceased to be a Defaulting Finance Party.

37.6 Replacement of a Defaulting Finance Party

(a) The Company may, at any time a Lender has become and continues to be a Defaulting Finance Party, by giving 10 Business Days' prior written notice to the Agent and such Lender require that Defaulting Finance Party to do one of the following under Clause 24 (*Changes to the Lenders*) and the Defaulting Finance Party shall comply with the notice:

(i) transfer all of its rights and obligations under the Finance Documents (including in relation to any hedging between that Lender (and its Affiliate, if applicable) and an Obligor); or

(ii) transfer all of the undrawn Commitments of the Lender,

to a Lender or another bank, financial institution, or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (including credit derivatives) (a "**Replacement Lender**") selected by the Company, and which (unless the Agent is an Defaulting Finance Party) is acceptable to the Agent (acting reasonably), which confirms its willingness to assume and does assume all the obligations or all the relevant obligations of the transferring Lender (including the assumption of the transferring Lender's participations or unfunded participations (as the case may be) on the same basis as the transferring Lender) for a purchase price in cash payable at the time of transfer equal to the outstanding principal amount of such Lender's participation in the outstanding Loans and all accrued interest and/or Break Costs and other amounts payable in relation to them under the Finance Documents (and in respect of any hedging as certified by the transferring Lender and as calculated in accordance with the relevant Hedging Agreement).

(b) Any transfer of rights and obligations of a Defaulting Finance Party pursuant to this Clause 37 shall be subject to the following conditions:

(i) the Company shall have no right to replace the Agent or Security Trustee;

(ii) neither the Agent nor the Defaulting Finance Party shall have any obligation to the Company to find a Replacement Lender;

(iii) the transfer must take place no later than [30] days after the notice referred to in paragraph (a) above; and

(iv) in no event shall the Defaulting Finance Party be required to pay or surrender to the Replacement Lender any of the fees received by the Defaulting Finance Party pursuant to the Finance Documents.

38. CONFIDENTIALITY

38.1 Confidential Information

Each Finance Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by Clause 38.2 (*Disclosure of Confidential Information*) and Clause 38.3 (*Disclosure to numbering service providers*), and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information. To the extent that Confidential Information comprises personal information of any officer, director or employee of an Obligor, each Finance Party agrees to hold that personal information in accordance with the Australian Privacy Principles.

38.2 Disclosure of Confidential Information

Any Finance Party may disclose:

(a) to any of its Affiliates and Related Funds and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives such Confidential Information as that Finance Party shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(b) to any person:

(i) to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Finance Documents or which succeeds (or which may potentially succeed) it as Agent and, in each case, to any of that person's Affiliates, Related Funds, Representatives and professional advisers;

(ii) with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents and/or one or more Obligors and to any of that person's Affiliates, Related Funds, Representatives and professional advisers;

(iii) appointed by any Finance Party or by a person to whom paragraph (b)(i) or (ii) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf (including, without limitation, any person appointed under paragraph (c) of Clause 27.16 (*Relationship with the Lenders*));

(iv) who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in paragraph (b)(i) or (ii) above;

(v) to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation (except this paragraph does not permit the disclosure of any information under section 275(4) of the Australian PPS Law unless section 275(7) of the PPSA applies);

(vi) to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes (except this paragraph does not permit the disclosure of any information under section 275(4) of the Australian PPS Law unless section 275(7) of the PPSA applies);

(vii) to whom or for whose benefit that Finance Party charges, assigns or otherwise creates Security Interest (or may do so) pursuant to Clause 24.8 (*Security over Lenders' rights*);

(viii) who is a Party; or

(ix) with the consent of the Company;

in each case, such Confidential Information as that Finance Party shall consider appropriate if:

(A) in relation to paragraphs (b)(i), (b)(ii) and (b)(iii) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

(B) in relation to paragraph (b)(iv) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information;

(C) in relation to paragraphs (b)(v), (b)(vi) and (b)(vii) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of that Finance Party, it is not practicable so to do in the circumstances; and

(c)   to any person appointed by that Finance Party or by a person to whom paragraph (b)(i) or (b)(ii) above applies to provide administration or settlement services in respect of one or more of the Finance Documents including without limitation, in relation to the trading of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (c) if the service provider to whom the Confidential Information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Company and the relevant Finance Party; and

(d)   to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents and/or the Obligors if the rating agency to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information.

38.3   Disclosure to numbering service providers

(a)   Any Finance Party may disclose to any national or international numbering service provider appointed by that Finance Party to provide identification numbering services in respect of this Agreement, the Facilities and/or one or more Obligors the following information:

(i)   names of Obligors;

(ii)   country of domicile of Obligors;

(iii)   place of incorporation of Obligors;

(iv)   date of this Agreement;

(v)   Clause 44 (*Governing law*);

(vi)   the names of the Agent and the Arranger;

(vii)   date of each amendment and restatement of this Agreement;

(viii) amounts of, and names of, the Facilities (and any tranches);

(ix)   amount of Total Commitments;

(x)   currencies of the Facilities;

(xi)   type of Facilities;

(xii)   ranking of Facilities;

(xiii) Maturity Date for Facilities;

(xiv) changes to any of the information previously supplied pursuant to paragraphs (i) to (xiii) above; and

(xv) such other information agreed between such Finance Party and the Company,

to enable such numbering service provider to provide its usual syndicated loan numbering identification services.

(b) The Parties acknowledge and agree that each identification number assigned to this Agreement, the Facilities and/or one or more Obligors by a numbering service provider and the information associated with each such number may be disclosed to users of its services in accordance with the standard terms and conditions of that numbering service provider.

(c) Each Obligor represents that none of the information set out in paragraphs (a)(i) to (a)(xv) above is, nor will at any time be, unpublished price-sensitive information.

(d) The Agent shall notify the Company and the other Finance Parties of:

(i) the name of any numbering service provider appointed by the Agent in respect of this Agreement, the Facilities and/or one or more Obligors; and

(ii) the number or, as the case may be, numbers assigned to this Agreement, the Facilities and/or one or more Obligors by such numbering service provider.

38.4 Entire agreement
This Clause 38 constitutes the entire agreement between the Parties in relation to the obligations of the Finance Parties under the Finance Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.

38.5 Inside information
Each of the Finance Parties acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and each of the Finance Parties undertakes not to use any Confidential Information for any unlawful purpose.

38.6 Notification of disclosure
Each of the Finance Parties agrees (to the extent permitted by law and regulation) to inform the Company:

(a) of the circumstances of any disclosure of Confidential Information made pursuant to paragraphs (b)(v) and (b)(vi) of Clause 38.2 (*Disclosure of Confidential Information*) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(b) upon becoming aware that Confidential Information has been disclosed in breach of this Clause 38.

38.7 Continuing obligations

The obligations in this Clause 38 are continuing and, in particular, shall survive and remain binding on each Finance Party for a period of [twelve] months from the earlier of:

(a)   the date on which all amounts payable by the Obligors under or in connection with this Agreement have been paid in full and all Commitments have been cancelled or otherwise cease to be available; and

(b)   the date on which such Finance Party otherwise ceases to be a Finance Party.

39.   PPS LAW PROVISIONS

39.1 Exclusion of certain provisions of the PPS Law

Where any Finance Party has a security interest (as defined in the PPS Law under any Finance Document, to the extent the law permits:

(a)   in relation to the Australian PPSA, each Obligor agrees that:

    (i)   for the purposes of sections 115(1) and 115(7) of the Australian PPSA:

        (A)   each Finance Party with the benefit of the security interest need not comply with sections 95, 118, 121(4), 125,130, 132(3)(d) or 132(4) of the Australian PPSA; and

        (B)   sections 142 and 143 of the Australian PPSA are excluded;

    (ii)   for the purposes of section 115(7) of the Australian PPSA, each Finance Party with the benefit of the security interest need not comply with sections 132 and 137(3);

    (iii) each Party waives its right to receive from any Finance Party any notice required under the Australian PPSA (including a notice of a verification statement);

(b)   in relation to the NZ PPS Law, each Obligor agrees that:

    (i)   it contracts out of sections 114(1)(a), 133 and 134 of the NZ PPSA; and

    (ii)   it waives its rights to;

        (A)   receive a statement of account under section 116 of the NZ PPSA;

        (B)   receive notice of the Secured Party's proposal to retain Personal Property under section 120(2) of the NZ PPSA;

        (C)   object to the Secured Party's proposal to retain any Personal Property under section 121 of the NZ PPSA;

        (D)   not have goods damaged when the Secured Party (or any person on its behalf) removes an accession under section 125 of the NZ PPSA;

(E) be reimbursed for damage caused when the Secured Party (or any person on its behalf) removes an accession under section 126 of the NZ PPSA;

(F) refuse permission to remove an accession under section 127 of the NZ PPSA;

(G) receive notice of the removal of an accession under section 129 of the NZ PPSA; and

(H) apply to the court for an order concerning the removal of an accession under section 131 of the NZ PPSA.

(c) This does not affect any rights a person has or would have other than by reason of the PPS Law and applies despite any other Clause in any Finance Document.

(d) If a Finance Party with the benefit of a security interest exercises a right, power or remedy in connection with it, that exercise is taken not to be an exercise of a right, power or remedy under the PPS Law unless the Finance Party states otherwise at the time of exercise. However, this Clause does not apply to a right, power or remedy which can only be exercised under the PPS Law.

(e) Where a Finance Party has Powers in addition to, or existing separately from, those in Chapter 4 of the Australian PPSA or Part 9 of the NZ PPSA, those Powers will continue to apply and are not limited or excluded (or otherwise adversely affected) by the Australian PPSA or the NZ PPSA (as the case may be). This is despite any other provision of a Finance Document.

(f) If the PPS Law is amended to permit the Parties to agree not to comply with or to exclude other provisions of the PPS Law, the Agent may notify the Company and the Finance Parties that any of these provisions is excluded, or that the Finance Parties need not comply with any of these provisions.

39.2 Further assurances

Whenever the Agent reasonably requests an Obligor to do anything:

(a) to ensure any Finance Document (or any security interest (as defined in the PPSA) or other Security under any Finance Document) is fully effective, enforceable and perfected with the contemplated priority;

(b) for more satisfactorily assuring or securing to the Finance Parties the property the subject of any such security interest or other Security in a manner consistent with the Finance Documents; or

(c) for aiding the exercise of any power in any Finance Document,

the Obligor shall do it promptly at its own cost. This may include obtaining consents, signing documents, getting documents completed and signed and supplying information, delivering documents and evidence of title and executed blank transfers, or otherwise giving possession or control with respect to any property the subject of any security interest or Security.

40. CONFIDENTIALITY OF FUNDING RATES AND REFERENCE BANK QUOTATIONS

40.1 Confidentiality and disclosure

(a)   The Agent and each Obligor agree to keep each Funding Rate (and, in the case of the Agent, each Reference Bank Quotation) confidential and not to disclose it to anyone, save to the extent permitted by paragraphs (b), (c) and (d) below.

(b)   The Agent may disclose:

   (i)   any Funding Rate (but not, for the avoidance of doubt, any Reference Bank Quotation) to the relevant Borrower pursuant to Clause 9.3 (*Notification of rates of interest*); and

   (ii)   any Funding Rate or any Reference Bank Quotation to any person appointed by it to provide administration services in respect of one or more of the Finance Documents to the extent necessary to enable such service provider to provide those services if the service provider to whom that information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Agent and the relevant Lender or Reference Bank, as the case may be.

(c)   The Agent may disclose any Funding Rate or any Reference Bank Quotation, and each Obligor may disclose any Funding Rate, to:

   (i)   any of its Affiliates and any of its or their officers, directors, employees, professional advisers, auditors, partners and Representatives if any person to whom that Funding Rate or Reference Bank Quotation is to be given pursuant to this paragraph (i) is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of that Funding Rate or Reference Bank Quotation or is otherwise bound by requirements of confidentiality in relation to it;

   (ii)   any person to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation if the person to whom that Funding Rate or Reference Bank Quotation is to be given is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Agent or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances;

   (iii)   any person to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes if the person to whom that Funding Rate

or Reference Bank Quotation is to be given is informed in writing of its confidential nature and that it may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of the Agent or the relevant Obligor, as the case may be, it is not practicable to do so in the circumstances; and

(iv) any person with the consent of the relevant Lender or Reference Bank, as the case may be.

(d) The Agent's obligations in this Clause 40 relating to Reference Bank Quotations are without prejudice to its obligations to make notifications under Clause 9.3 (*Notification of rates of interest*) provided that (other than pursuant to paragraph (b)(i) above) the Agent shall not include the details of any individual Reference Bank Quotation as part of any such notification.

40.2 Related obligations

(a) The Agent and each Obligor acknowledge that each Funding Rate (and, in the case of the Agent, each Reference Bank Quotation) is or may be price-sensitive information and that its use may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and the Agent and each Obligor undertake not to use any Funding Rate or, in the case of the Agent, any Reference Bank Quotation for any unlawful purpose.

(b) The Agent and each Obligor agree (to the extent permitted by law and regulation) to inform the relevant Lender or Reference Bank, as the case may be:

(i) of the circumstances of any disclosure made pursuant to Clause 40.1(c)(ii) (*Confidentiality and disclosure*) above except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(ii) upon becoming aware that any information has been disclosed in breach of this Clause 40.

40.3 No Event of Default

No Event of Default will occur under Clause 23.3 (*Other obligations*) by reason only of an Obligor's failure to comply with this Clause 40.

41. COUNTERPARTS

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

42. INDEMNITIES AND REIMBURSEMENT

All indemnities and reimbursement obligations (and any other payment obligations of any Obligor) in each Finance Document are continuing and survive termination of the Finance Document, repayment of the Utilisations and cancellation or expiry of the Commitments.

43. **ACKNOWLEDGEMENT**

Except as expressly set out in the Finance Documents none of the Asia Pacific Loan Market Association, the Finance Parties or any of their advisers have given any representation or warranty or other assurance to any Obligor in relation to the Finance Documents and the transactions they contemplate, including as to tax or other effects. The Obligors have not relied on any of them or on any conduct (including any recommendation) by any of them. The Obligors have obtained their own tax and legal advice.

The Code of Banking Practice does not apply to the Finance Documents and the transactions under them.

SECTION 12
GOVERNING LAW AND ENFORCEMENT

44.   **GOVERNING LAW**

This Agreement is governed by New South Wales law.

45.   **ENFORCEMENT**

45.1   **Jurisdiction**

(a)   The courts having jurisdiction in New South Wales have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement (a **"Dispute"**).

(b)   The Parties agree that those courts are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(c)   Notwithstanding paragraph (a) above, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

45.2   **Service of process**

Without prejudice to any other mode of service allowed under any relevant law, each Obligor (other than an Obligor incorporated in Australia):

(a)   irrevocably appoints the Company as its agent for service of process in relation to any proceedings in connection with any Finance Document; and

(b)   agrees that failure by a process agent to notify the relevant Obligor of the process will not invalidate the proceedings concerned.

The Company acknowledges and accepts its appointment as process agent in Australia for each Obligor (other than an Obligor incorporated in Australia).

46.   **CONTRACTUAL RECOGNITION OF BAIL-IN**

46.1   **Definitions**

In this clause 46:

(a)   **"Bail-In Action"** means the exercise of any Write-down and Conversion Powers.

(b)   **"Bail-In Legislation"** means:

(i)   in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time; and

(ii)   in relation to any other state, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.

(c)   **"EEA Member Country"** means any member state of the European Union, Iceland, Liechtenstein and Norway.

(d)   **"EU Bail-In Legislation Schedule"** means the document described as such and published by the Loan Market Association (or any successor person) from time to time.

(e)   **"Resolution Authority"** means any body which has authority to exercise any Write-down and Conversion Powers.

(f)   **"Write-down and Conversion Powers"** means:

(i)   in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule; and

(ii)   in relation to any other applicable Bail-In Legislation:

(A)   any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(B)   any similar or analogous powers under that Bail- In Legislation.

46.2   **Contractual recognition of bail-in**

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the Parties, each Party acknowledges and accepts that any liability of any Party to any other Party under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)   any Bail-In Action in relation to any such liability, including (without limitation):

(i)   a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)   a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii)   a cancellation of any such liability; and

(b)   a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

Schedule 1

THE ORIGINAL PARTIES

Part I

The Original Obligors

Name of Original Borrower	ABN/NZ Company Number	Address for Service of Notice
Royal Wolf Trading Australia Pty Ltd	38 069 244 417	Level 2, 22-28 Edgeworth David Avenue Hornsby NSW 2077
Royalwolf Trading New Zealand Limited	1062072	Level 2, 22-28 Edgeworth David Avenue Hornsby NSW 2077

Name of Original Guarantor	ABN/NZ Company Number	Address for Service of Notice
Royal Wolf Holdings Limited	91 121 226 793	Level 2, 22-28 Edgeworth David Avenue Hornsby NSW 2077
Royal Wolf Trading Australia Pty Ltd	38 069 244 417	Level 2, 22-28 Edgeworth David Avenue Hornsby NSW 2077
Royalwolf Trading New Zealand Limited	1062072	Level 2, 22-28 Edgeworth David Avenue Hornsby NSW 2077
Kookaburra Containers Pty Limited	22 079 735 050	Level 2, 22-28 Edgeworth David Avenue Hornsby NSW 2077

| Royalwolf NZ Acquisition Co. Limited | 2115393 | Level 2, 22-28 Edgeworth David Avenue Hornsby NSW 2077 |

Part II

The Original Lenders

Name of Original Lender	Facility A Commitment	Facility B Commitment	Facility C Commitment	Address for Service of Notice
Deutsche Bank AG, Sydney Branch	A$20,000,000	A$85,000,000	A$20,000,000	Level 16, Deutsche Bank Place, Cnr Hunter & Phillip Streets, Sydney NSW 2000 Australia

Schedule 2

CONDITIONS PRECEDENT

Part I

Conditions Precedent To Initial Utilisation

1. **Original Obligors**

   (a)   For each Australian Obligor, a verification certificate given by a director of each Australian Obligor substantially in the form as set out in Part III(A) of this Schedule, with the attachments referred to in that form, and dated no earlier than 5 days before the first Utilisation Date.

   (b)   For each New Zealand Obligor, a director's certificate given by a director of each New Zealand Obligor substantially in the form as set out in Part III(B) of this Schedule, with the attachments referred to in that form, and dated no earlier than 5 days before the first Utilisation Date.

   (c)   All documents and other evidence reasonably requested by the Agent or an Original Lender (through the Agent) in order for the Agent or the Lender to carry out all necessary "know your customer" or other similar checks in relation to each Obligor and each of its authorised signatories under all applicable laws and regulations where such information is not already available to the recipient.

2. **Finance Documents**

   (a)   Duly executed counterparts of all Finance Documents required to be entered into on or before Financial Close and all Security Document to be entered into by the Original Obligors in registrable from with cleared funds (or evidence that such funds will be so paid with the proceeds of a Utilisation on Financial Close) paid to the Security Trustee for the amount of stamp duty payable together with all documentation and funding to enable the Security Trustee to stamp and register the Finance Documents with any Governmental Agency with their agreed priority and all title documents required to be provided under the Security Documents (being share/unit certificates and blank share/unit transfer forms).

   (b)   A copy of all notices required to be sent under the Security Documents executed by the relevant Obligors or duly acknowledged by the addressee, as the case may be.

3. **Legal opinions**

   (a)   A legal opinion of King & Wood Mallesons, legal advisers to the Lenders in Australia.

   (b)   A legal opinion of Mayne Wetherell, legal advisers to the Finance Parties in New Zealand.

4. **Other documents and evidence**

(a) A copy of any other Authorisation or other document, opinion or assurance which the Agent considers to be necessary or desirable (if it has notified the Company accordingly) in connection with the entry into and performance of the transactions contemplated by any Finance Document or for the validity and enforceability of any Finance Document, including Foreign Investment Review Board approval for the acquisition of shares in the Company by GFN.

(b) The Original Financial Statements.

(c) Evidence that the fees, costs and expenses then due from the Company pursuant to Clause 12 (*Fees*) and Clause 17 (*Costs and Expenses*) have been paid or will be paid by the first Utilisation Date.

(d) A group structure chart for the Group.

(e) A copy, certified by an authorised signatory of the Company to be a true copy, of:

    (i) the Financial Model;

    (ii) the Takeover Documents; and

    (iii) the Bison Capital Financing Documents (with terms, including subordination, events of default, maturity and other key provisions acceptable to the Original Lenders).

(f) Evidence that, following Financial Close the only Financial Indebtedness of the Obligors will be Permitted Financial Indebtedness and the only Security Interests existing in respect of an Obligor will be Permitted Security Interests.

(g) A due diligence report by Grant Thornton in relation to financial matters.

(h) Evidence that not less than A$100,000,000 has been subscribed by GFN or a Subsidiary of GFN which is a Holding Company of the Company for preference shares or ordinary shares in the Company.

(i) Evidence that GFN has acquired no less than 90% of the ordinary shares in the Company and initiated the compulsory acquisition procedure under Part 6A.1 of the Australian Corporations Act in respect to the remaining ordinary shares in the Company.

(j) Confirmation that each Finance Party has completed all necessary "know your customer" or other similar checks and on-boarding processes in relation to each Obligor and each of its authorised signatories.

(k) Evidence that the Interest Prepayment Account has been established with the Account Bank.

Part II

CONDITIONS PRECEDENT REQUIRED TO BE DELIVERED BY AN ADDITIONAL OBLIGOR

1. An Accession Letter, duly executed by the Additional Obligor and the Company.

2. Unless the Additional Obligor is a "Security Provider" under the Security Trust Deed, a Security Provider Accession Deed (as defined in the Security Trust Deed), duly executed by the Additional Obligor and the Company.

3. For each Additional Obligor incorporated in Australia, a verification certificate given by a director of the Additional Obligor incorporated in Australia in the form set out in Part III(A) of this Schedule, with the attachments referred to in that form, and dated no earlier than the date of the Accession Letter.

4. For each Additional Obligor incorporated in New Zealand, a director's certificate given by a director of the Additional Obligor incorporated in New Zealand in the form set out in Part III(B) of this Schedule, with the attachments referred to in that form, and dated no earlier than the date of the Accession Letter.

5. All documents and other evidence reasonably requested by the Agent or a Lender (through the Agent) in order for the Agent or the Lender to carry out all necessary "know your customer" or other similar checks in relation to the Additional Obligor and each of its authorised signatories under all applicable laws and regulations where such information is not already available to the recipient.

6. A copy of any other Authorisation or other document, opinion or assurance which the Agent considers to be necessary or desirable in connection with the entry into and performance of the transactions contemplated by the Accession Letter or for the validity and enforceability of any Finance Document.

7. If available, the latest audited financial statements of the Additional Obligor.

8. A legal opinion of King & Wood Mallesons, legal advisers to the Lenders in Australia.

9. If the Additional Obligor is incorporated in a jurisdiction outside Australia, a legal opinion of the legal advisers to the Arranger, Security Trustee and the Agent in the jurisdiction in which the Additional Obligor is incorporated.

10. Security documents in favour of the Security Trustee, as specified by the Agent in respect of the obligations of the proposed Additional Obligor (with or without securing the obligations of other Obligors) under the Finance Documents, giving Security over all or substantially all its assets which may be the subject of Security by law except to the extent otherwise agreed by the Agent acting on the instructions of the Majority Lenders. Any security documents which are required by the Agent (acting on the instructions of the Majority Lenders) to be executed by the proposed Additional Obligor.

11. Any notices or documents required to be given or executed under the terms of those security documents or reasonably required by the Agent or Security Trustee in respect of those security documents or Security has been taken.

12. Evidence that any other step then required to be taken under the terms of those security documents or by the Agent or Security Trustee in respect of those security documents or Security.

13. Evidence (if applicable) that the provisions of Part 2J.3 of the Australian Corporations Act 2001 (or the equivalent provisions in any other relevant jurisdiction) have been complied with in relation to the Accession Letter (if required) and the transactions contemplated under it.

14. Confirmation that each Finance Party has completed all necessary "know your customer" or other similar checks and on-boarding processes in relation to the Additional Obligor and each of its authorised signatories.

Part III

A. Form of Verification Certificate for Australian entities

From: [Borrower/Original Obligor/Additional Obligor]

To: [Agent]

Royal Wolf Holdings Limited – A$125,000,000 Syndicated Facility Agreement

Dated [____] 2017 (the "**Agreement**")

I am a director of [_____] of [address] ("**Company**")[1] and am authorised to execute this Certificate in the name of the Company.

I refer to the Agreement. Terms defined in the Agreement shall have the same meaning in this certificate unless given a different meaning in this certificate.

Attached are complete copies of the following:

1.   The constitutional documents of the Company.

2.   Extracts of minutes of a meeting of directors of the Company:

(a)   Approving the terms of, and the transactions contemplated by, the Finance Documents to which it is expressed to be a party and resolving that it execute the Finance Documents to which it is expressed to be a party and in the case of the Original Guarantors, including a statement of corporate benefit;

(b)   Authorising the execution of each Finance Document to which it is expressed to be a party on its behalf/[a power of attorney for execution of each Finance Document to which it is expressed to be a party]; and

(c)   Authorising a specified person or persons, on its behalf, as authorised signatory to sign and/or dispatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is expressed to be a party.

3.   [Any power of attorney duly stamped and registered where necessary under which the Company executed any Finance Document to which it is expressed to be a party, executed under common seal or by two directors or a director and a secretary.]

4.   A specimen signature of each person authorised to give notices for the Company.

5.   [Insert other matters to be verified, including any details required by the Finance Parties for the purposes of registering financing statements or financing change statements on the register under the Personal Property Securities Act 2009 (for instance a confirmation that serial

---

[1]   Company will be the relevant Original Obligor or Additional Obligor.

numbers and other information previously provided is true, accurate and up to date) or otherwise perfecting security interests arising under the Finance Documents. Where the Company is incorporated in a jurisdiction outside Australia, consider including reference to copies of any Authorisation or document required under paragraph 4(a) of Part I or paragraph [4] of Part II of Schedule 2 (*Conditions Precedent*).]

The Company is solvent. [It is not prevented by Chapter 2E of the Australian Corporations Act 2001 from entering into and performing any of the Finance Documents to which it is expressed to be a party.]

Borrowing or guaranteeing, as appropriate, the Total Commitments would not cause any borrowing, guaranteeing or similar limit binding on any Original Obligor to be exceeded.

....
Director

B. Form of Director's Certificate for New Zealand entities

To: [Name and address of Agent]

And to: Mayne Wetherell

I, _____ ,certify I am a director of [●] (**Company**) and am authorised to sign and deliver this certificate in the name of the Company and on its behalf. I certify as follows:

1.   **BOARD RESOLUTIONS**

1.1   The board of directors of the Company (**Board**) has passed all necessary resolutions to:

    (a)   approve the transactions (**Transactions**) contemplated by the document[s] listed in the schedule (**Document[s]**), and the Document[s] [themselves][itself];

    (b)   authorise signing of the Document[s] by or on behalf of the Company in the manner in which [they have][it has] actually been signed[; and

    (c)   authorise the persons specified in paragraph 10 to give any notices and other communications, and take any other action required, under or in connection with the Document[s] on behalf of the Company].

1.2   The resolutions were duly passed[

Option 1:   <in writing signed by [all of] the directors of the Company [entitled to receive notice of a meeting of the Board].>

Option 2:   <at a meeting of the Board which was properly convened and in respect of which all quorum requirements were duly observed.>]

1.3   The resolutions remain in full force and effect.

2.   **DIRECTORS SELF INTERESTED TRANSACTIONS**

2.1   [Option 1:   <To the best of my knowledge and belief after making due enquiry [of each other director (as that term is defined in section 126 of the Companies Act 1993 (**Act**)) of the Company], none of the directors (as so defined) of the Company has an interest (as that term is defined in section 139 of the Act) in the Transactions.>

Option 2:   <After making due enquiry, it has been determined that one or more of the Company's directors (as that term is defined in section 126 of the Companies Act 1993 (**Act**)) is, or may be, interested (as that term is defined in section 139 of the Act) in the Transactions and such interests have been entered in the interests register accordingly. The Transactions have been disclosed to all shareholders of the Company.

All of the Company's entitled persons have agreed in writing (pursuant to section 107(3) of the Act) to the Company's entry into and performance of the Document[s] and the Transactions (so that nothing in sections 140 and 141 of the Act will apply to the Transactions).>]

2.2 In approving the Document[s] and the Transactions, the Board, after taking into account all relevant factors, is of the view that the Company is receiving or will receive fair value under them.

3. CORPORATE BENEFIT

3.1 In approving the Document[s] and the Transactions, the Board, after taking into account all relevant factors, is of the view[

Option 1: <that the Company's entry into and performance of the Document[s] and the Transactions is in the best interests of the Company.>

Option 2: <(pursuant to an express provision in the constitution of the Company) that the Company's entry into and performance of the Document[s] and the Transactions is in the best interests of the Company's holding company[and as the Company is not a wholly owned subsidiary of the Company's holding company the prior agreement to the Company's entry into and performance of the Document[s] and the Transactions has been obtained from all of the Company's shareholders, other than that holding company].>]

4. SHAREHOLDER RESOLUTIONS

4.1 [Option 1: <It has been determined that the Transactions are a Major Transaction for the purposes of section 129 of the Act. Accordingly, [all of] the shareholders of the Company have by special resolution:

(a) approved the Document[s] and the Transactions; and

(b) confirmed, approved and ratified the resolutions of the Board referred to above.>]

Option 2: <It has been determined that the Transactions do not constitute a Major Transaction for the purpose of section 129 of the Act.>]

5. DUE EXECUTION

5.1 [Each of the][The] Document[s] has been properly signed and delivered by the Company.

6. **SOLVENCY**

6.1 I am not aware of any liquidation proceedings which have been commenced against the Company by any person, or which are intended or anticipated by the Company.

6.2 No Event of Insolvency (as defined in the Documents) subsists in relation to the Company.

7. **FINANCIAL ASSISTANCE**

7.1 [Option 1: <The Transactions do not include or involve any provision by the Company (directly or indirectly) of financial assistance in connection with the acquisition of a share issued or to be issued by the Company or its holding company.

OR

Option 2: <The Transactions do include or involve the provision by the Company (directly or indirectly) of financial assistance in connection with the acquisition of a share issued or to be issued by the Company or its holding company. Accordingly, all of the entitled persons in relation to the Company have agreed in writing (pursuant to section 107(1)(e) of the Act) to the Company's entry into and performance of the Documents and the Transactions (so that nothing in sections 76 to 80 of the Act will apply to the Transactions).

Prior to the provision of the financial assistance, the Board, after taking into account all relevant factors, resolved that it is satisfied on reasonable grounds that the Company would, immediately after the giving of the financial assistance, satisfy the solvency test as set out in section 4, as modified by section 108(5), of the Act.

Those directors of the Company who voted in favour of the giving of financial assistance have signed a certificate stating that, in their opinion, the Company will, immediately after the financial assistance is given, satisfy the solvency test as set out in section 4, as modified by section 108(5), of the Act.

As far as I am aware, at no time since the passing of the resolution referred to in paragraph 6.2 has the Board, or any director of the Company, ceased to be satisfied that the Company will satisfy the solvency test immediately after the giving of the financial assistance.>]

8. **CONSTITUTION**

8.1 [Option 1: <The Company does not have a constitution.>

OR

8.2 Option 2: <The copy of the constitution of the Company held on its records as maintained on the Companies Office website as at the date of this certificate is complete and includes all alterations to date.]

9. **AUTHORISATIONS**

9.1   [Option 1: <All consents and other authorisations required by the Company in connection with the entry into, execution and performance of the Documents and the Transactions have been obtained on an unconditional and unqualified basis and remain in full force and effect.>

OR

9.2   Option 2: <No consents or other authorisations are required by the Company in connection with the entry into, execution and performance of the Documents or the Transactions.>]

10.   **AUTHORISED SIGNATORIES**

10.1   The following are the true signatures of the persons who have been authorised ([any one of them acting alone][any two of them acting together]) to give any notices and other communications, and to take any other action required, under or in connection with the Document[s] on behalf of the Company.

Name   Position   Signature

_____   _____   _____

_____   _____   _____

_____   _____   _____

Signed by: _____   Date: _____
                 Director

SCHEDULE OF DOCUMENTS

Schedule 3

REQUESTS

Utilisation Request

From: [Borrower]

To: [Agent]

Dated:

Dear Sirs

Royal Wolf Holdings Limited – A$125,000,000 Syndicated Facility Agreement

dated [____] (the "**Agreement**")

1.   We refer to the Agreement. This is a Utilisation Request. Terms defined in the Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2.   We wish to borrow a Loan on the following terms:

Proposed Utilisation Date:	[____] (or, if that is not a Business Day, the next Business Day)
Facility to be utilised:	[Facility A]/[Facility B]/[Facility C]
Currency of Loan:	[Australian dollars / New Zealand dollars]
Amount:	[____] or, if its Base Currency Amount exceeds the Available Facility, such lesser amount whose Base Currency Amount equals, the Available Facility
Interest Period:	3 months

3.   We confirm that each condition specified in Clause 4.2 (*Further conditions precedent*) of the Agreement is satisfied on the date of this Utilisation Request [except as described in the notice dated [*] given to you, a copy of which is attached].

4.   [This Loan is to be made in [whole]/[part] for the purpose of refinancing [identify maturing Facility C Loan]/[The proceeds of this Loan should be credited to [account].]

5.   This Utilisation Request is irrevocable.

Yours faithfully

....
authorised signatory for
[name of relevant Borrower]

Schedule 4

FORM OF TRANSFER CERTIFICATE

Part I

FORM OF SINGLE LENDER TRANSFER CERTIFICATE

To: [_____] as Agent

From: [The Existing Lender] (the "**Existing Lender**") and [The New Lender] (the "**New Lender**")

Dated:

Royal Wolf Holdings Limited – A$125,000,000 Syndicated Facility Agreement

dated [_____] (the "**Agreement**")

1.   We refer to the Agreement. This is a Transfer Certificate. Terms defined in the Agreement have the same meaning in this Transfer Certificate unless given a different meaning in this Transfer Certificate.

2.   We refer to Clause 24.5 (*Procedure for novation*) of the Agreement:

      (a)   The Existing Lender and the New Lender agree to the Existing Lender and the New Lender with effect from and including the Transfer Date novating in accordance with Clause 24.5 (*Procedure for novation*) of the Agreement that portion of the Existing Lender's Commitment and participations in Utilisations under the Agreement specified in the Schedule, and all of the Existing Lender's rights and obligations under the Agreement, the other Finance Documents and in respect of the Transaction Security which related to that portion.

      (b)   The proposed Transfer Date is [_____].

      (c)   To the extent permitted by law, the Existing Lender assigns to the New Lender all rights of action that it may have to the extent they relate to its novated Commitment and its corresponding rights and obligations and all sums provided under or in connection with the novated Commitment.

      (d)   The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 32.2 (*Addresses*) of the Agreement are set out in the Schedule.

3.   The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in paragraphs (a) and (c) of Clause 24.4 (*Limitation of responsibility of Existing Lenders*) of the Agreement.

4.   This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

5. This Transfer Certificate governed by the laws of New South Wales.

6. This Transfer Certificate has been entered into on the date stated at the beginning of this Transfer Certificate.

7. [Where the transferee is a trustee under Australian law of a fund, this certificate may if the Agent and the Security Trustee agree contain a provision limiting its liability under the Finance Documents to fund assets except to the extent its right to apply the fund assets towards satisfaction of that liability is impaired because of a breach of trust or other impropriety, such provision to be in the following form or as otherwise agreed by the Agent and the Security Trustee. Each of the Agent's and the Security Trustee's decision is its own. It need not consult or obtain instructions and is not bound by instructions.

    (a) Trustee[2] enters into and performs this Transfer Certificate and the Agreement and the transactions they contemplate only as trustee of the Trust, except where expressly stated otherwise. This applies also in respect of any past and future conduct (including omissions) relating to this Transfer Certificate and the Agreement or those transactions.

    (b) Under and in connection with this Transfer Certificate and the Agreement and those transactions and conduct:

        (i) Trustee's liability (including for negligence) is limited to the extent it can be satisfied out of the assets of the Trust. Trustee need not pay any such liability out of other assets;

        (ii) another party may only do the following (but any resulting liability remains subject to this Clause):

            (A) prove and participate in, and otherwise benefit from, any form of insolvency administration of Trustee but only with respect to Trust assets;

            (B) exercise rights and remedies with respect to Trust assets, including set-off;

            (C) enforce its security (if any) and exercise contractual rights; and

            (D) bring any other proceedings against Trustee, seeking relief or orders that are not inconsistent with the limitations in this Clause.

      and may not otherwise:

            (E) bring proceedings against Trustee;

            (F) take any steps to have Trustee placed into any form of insolvency administration (but this does not prevent the appointment of a receiver, or a receiver and manager, in respect of Trust assets); or

---

[2] Replace with defined term for the party which is a trustee.

(G)   seek by any means (including set-off) to have a liability of Trustee to that party (including for negligence) satisfied out of any assets of Trustee other than Trust assets.

(c)   Paragraphs (a) and (b) apply despite any other provision in this Transfer Certificate or the Agreement but do not apply with respect to any liability of Trustee to another party (including for negligence) to the extent that Trustee has no right or power to have Trust assets applied towards satisfaction of that liability, or its right or power to do so is subject to a deduction, reduction, limit or requirement to make good, in any case because Trustee has acted beyond power or improperly in relation to the Trust.

(d)   The limitation in paragraph (b)(i) is to be disregarded for the purposes (but only for the purposes) of the rights and remedies described in paragraph (b)(ii), and interpreting this Transfer Certificate and the Agreement and any security for it, including determining the following:

(e)   whether amounts are to be regarded as payable (and for this purpose damages or other amounts will be regarded as a payable if they would have been owed had a suit or action barred under paragraph (b)(ii) been brought);

(i)   the calculation of amounts owing; or

(ii)   whether a breach or default has occurred,

but any resulting liability will be subject to the limitations in this Clause.]

THE SCHEDULE

Commitment/rights and obligations to be transferred

[insert relevant details]

[Facility Office address, fax number and attention details for notices and account details for payments,]

[Existing Lender]   [New Lender]

By: By:

This Transfer Certificate is [executed as a deed and][3] accepted by the Agent. The Transfer Date is confirmed as [_____].

[Agent]

By: ....

---

[3]   Insert (and use appropriate signature blocks) when the Agreement is executed as a deed, that is, when the Agent may be required to execute deeds on behalf of the Lenders.

Part II

FORM OF SYNDICATION TRANSFER CERTIFICATE

To: [_____] as Agent

From: The parties set out in part 1 of the Schedule (each an "**Existing Lender**") and the parties set out in part 2 of the Schedule (each a "**New Lender**")

Dated:

Royal Wolf Holdings Limited – A$125,000,000 Syndicated Facility Agreement

dated [_____] (the "**Agreement**")

1.   We refer to the Agreement and to the related Security Trust Deed dated [_____] (the "**Security Trust Deed**") executed by [__] (the "**Security Trustee**") and others. This is a Transfer Certificate. Terms used in the Agreement will have the same meaning in this Transfer Certificate unless given a different meaning in this Transfer Certificate.

2.   We refer to Clause 24.5 (*Procedure for novation*) of the Agreement:

      (a)   The Existing Lenders and the New Lenders agree to the Existing Lenders and the New Lenders novating all or part of the Existing Lenders' Commitments, rights and obligations in accordance with Clause 24.5 (*Procedure for novation*) of the Agreement so that as from the Transfer Date the Commitments [and participations in Loans] will be as set out in the Schedule and each New Lender and Existing Lender will have the corresponding rights and obligations under this Agreement, the other Finance Documents and the Transaction Security. Each Existing Lender's Commitments, [participations in Loans] rights and obligations [in respect of a Facility] being novated are allocated among the New Lenders rateably according to the New Lenders' respective Commitments [in respect of that Facility] specified in the Schedule.

      (b)   The proposed Transfer Date is [_____].

      (c)   To the extent permitted by law, the Existing Lender assigns to the respective New Lenders all rights of action that it may have to the extent they relate to its novated Commitment and its corresponding rights and obligations and all sums provided under or in connection with the novated Commitment.

      (d)   The Facility Office and address, fax number and attention details for notices of the New Lenders for the purposes of Clause 32.2 (*Addresses*) of the Agreement are set out in the Schedule.

3.   Each New Lender expressly acknowledges the limitations on the Existing Lenders' obligations set out in paragraphs (a) and (c) of Clause 24.4 (*Limitation of responsibility of Existing Lenders*) of the Agreement.

4.   This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

5.   This Transfer Certificate has been entered into on the date stated at the beginning of this Transfer Certificate.

6.   This Transfer Certificate governed by the laws of New South Wales.

7.   [Where a transferee is a trustee under Australian law of a fund, this certificate may if the Agent and the Security Trustee agree contain a provision limiting its liability under the Finance Documents to fund assets except to the extent its right to apply the fund assets towards satisfaction of that liability is impaired because of a breach of trust or other impropriety, such provision to be in the following form or as otherwise agreed by the Agent and the Security Trustee. The Agent's decision is its own. It need not consult or obtain instructions and is not bound by instructions.

(a)   Trustee[4] enters into and performs this Transfer Certificate and the Agreement and the transactions they contemplate only as trustee of the Trust, except where expressly stated otherwise. This applies also in respect of any past and future conduct (including omissions) relating to this Transfer Certificate and the Agreement or those transactions.

(b)   Under and in connection with this Transfer Certificate and the Agreement and those transactions and conduct:

(i)   Trustee's liability (including for negligence) is limited to the extent it can be satisfied out of the assets of the Trust. Trustee need not pay any such liability out of other assets;

(ii)   another party may only do the following (but any resulting liability remains subject to this Clause):

(A)   prove and participate in, and otherwise benefit from, any form of insolvency administration of Trustee but only with respect to Trust assets;

(B)   exercise rights and remedies with respect to Trust assets, including set-off;

(C)   enforce its security (if any) and exercise contractual rights; and

(D)   bring any other proceedings against Trustee, seeking relief or orders that are not inconsistent with the limitations in this Clause;

and may not otherwise:

(E)   bring proceedings against Trustee;

---

[4]   Replace with defined term for the party which is a trustee.

(F)   take any steps to have Trustee placed into any form of insolvency administration (but this does not prevent the appointment of a receiver, or a receiver and manager, in respect of Trust assets); or

(G)   seek by any means (including set-off) to have a liability of Trustee to that party (including for negligence) satisfied out of any assets of Trustee other than Trust assets.

(c)   Paragraphs (a) and (b) apply despite any other provision in this Transfer Certificate or the Agreement but do not apply with respect to any liability of Trustee to another party (including for negligence) to the extent that Trustee has no right or power to have Trust assets applied towards satisfaction of that liability, or its right or power to do so is subject to a deduction, reduction, limit or requirement to make good, in any case because Trustee has acted beyond power or improperly in relation to the Trust.

(d)   The limitation in paragraph (b)(i) is to be disregarded for the purposes (but only for the purposes) of the rights and remedies described in paragraph (b)(ii), and interpreting this Transfer Certificate and the Agreement and any security for it, including determining the following:

(i)   whether amounts are to be regarded as payable (and for this purpose damages or other amounts will be regarded as a payable if they would have been owed had a suit or action barred under paragraph (b)(ii) been brought);

(ii)   the calculation of amounts owing; or

(iii)   whether a breach or default has occurred,

but any resulting liability will be subject to the limitations in this Clause.]

THE SCHEDULE

Commitment/rights and obligations to be transferred

Part 1 Existing Lenders

Commitments after novation   [Participation in Loans after novation]   Address Details

[Only insert if there are changes]

Part 2 New Lenders

Commitments after novation   [Participation in Loans after novation]   Address Details

[Insert relevant details of address, account]

[Existing Lenders]

By: ....

[New Lenders] [Insert signature blocks for each New Lender]

By: ....

This Transfer Certificate is [executed as a deed and] accepted by the Agent. The Transfer Date is confirmed as [_____].

[Agent]

Schedule 5

FORM OF ACCESSION LETTER

To: [_____] as Agent

From: [Subsidiary] and [Company]

Dated:

Dear Sirs

Royal Wolf Holdings Limited – A$125,000,000 Syndicated Facility Agreement

dated [_____] (the "**Agreement**")

1.   We refer to the Agreement. This is an Accession Letter. Terms defined in the Agreement have the same meaning in this Accession Letter unless given a different meaning in this Accession Letter.

2.   [Subsidiary] agrees to become an Additional [Borrower]/[Guarantor] and to be bound by the terms of the Agreement as an Additional [Borrower]/[Guarantor] pursuant to Clause [25.2 (*Additional Borrowers*)]/[Clause 25.4 (*Additional Guarantors*)] of the Agreement. [Subsidiary] is a company duly incorporated under the laws of [name of relevant jurisdiction].

3.   [The Company confirms that no Default is continuing or would occur as a result of [Subsidiary] becoming an Additional Borrower.][5]

4.   [Subsidiary's] administrative details are as follows:

Address:

Fax No:

Attention:

5.   This Accession Letter is governed by New South Wales.

[This Accession Letter is entered into by deed.]

[Company]   [Subsidiary]

---

[5]   Include in the case of an Additional Borrower.

Schedule 6

FORM OF RESIGNATION LETTER

To: [_____] as Agent

From: [resigning Obligor] and [Company]

Dated:

Dear Sirs

Royal Wolf Holdings Limited – A$125,000,000 Syndicated Facility Agreement

dated [_____] (the "**Agreement**")

1. We refer to the Agreement. This is a Resignation Letter. Terms defined in the Agreement have the same meaning in this Resignation Letter unless given a different meaning in this Resignation Letter.

2. Pursuant to [Clause 25.3 (*Resignation of a Borrower*)]/[Clause 25.6 (*Resignation of a Guarantor*) of the Agreement], we request that [resigning Obligor] be released from its obligations as a [Borrower]/[Guarantor] under the Agreement.

3. We confirm that:

    (a) [the Company continues to comply with clause 21.1(c) (*Financial Covenants*) immediately following the resignation and no Default is continuing or would result from the acceptance of the Resignation Letter (and the Company has confirmed this is the case)];

    (b) no Default is continuing or would result from the acceptance of this request; and

    (c) [_____]*

4. This Resignation Letter is governed by New South Wales.

[Company]   [Subsidiary]

By: ....   By: ....

---

*   Insert any other conditions required by the Facility Agreement.

- 22 -

Schedule 7

FORM OF COMPLIANCE CERTIFICATE

To: [_____] as Agent

From: [Company]

Dated:

Dear Sirs

Royal Wolf Holdings Limited – A$125,000,000 Syndicated Facility Agreement

dated [_____] (the "**Agreement**")

1.   We refer to the Agreement. This is a Compliance Certificate. Terms defined in the Agreement have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2.   We confirm that:

   (a)   the Net Leverage Ratio is [*insert*] times;

   (b)   the Debt Service Cover Ratio is [*insert*] times; and

   (c)   the Obligors together directly hold not less than 95% of Total Tangible Assets and account for not less than 95% of EBITDA of the Group

3.   We also confirm that, on the basis of financial projections prepare by the Company in good faith and on the basis of recent historical information and on reasonable assumptions, the Net Leverage Ratio is projected to remain below [*insert*] for the coming 12 month period and the Debt Service Cover Ratio is projected to remain greater than 1.4 times over that period.

4.   [We confirm that no Default is continuing.]*6

5.   Attached to this Compliance Certificate are calculations evidencing the matters set out in this Compliance Certificate

Signed: ....
          Director   Director / Chief Executive Officer / Chief
          of   Financial Officer
          Royal Wolf Holdings Limited   of
                                                           Royal Wolf Holdings Limited

---

6   If this statement cannot be made, the certificate should identify any Default that is continuing and the steps, if any, being taken to remedy it.

[insert applicable certification language]**[7]

....
[for and on behalf of
[name of auditors of the Company]]***[8]

---

[7]   To be agreed with the Company's auditors and the Lenders prior to signing the Agreement.

[8]   Only applicable if the Compliance Certificate accompanies the audited financial statements and is to be signed by the auditors. To be agreed with the Company's auditors prior to signing the Agreement.

Schedule 8

IDLE CAMP ACCOMMODATION UNITS

[Note: To be updated prior to execution]

	Units	BV $'k
Idle Portable buildings stock - 31 Dec 2015	568	26,897
Idle Portable buildings stock - 31 May 2017	430	18,207
Idle Portable buildings stock by asset type:		
20' Accommodation	61	774
20' office/lunch	2	10
20' Laundry	2	27
40' Accommodation	279	12,984
20' Breezeway	1	6
40' Breezeway	19	220
40' office/lunch	5	118
40' Rec Room	6	219
40' Food Store	11	601
40' Kitchen / Diner	28	2,458
40' Kitchen 3M wide	3	300
40' Laundry / Ablution	10	383
40' Blast Resistant Module (BRM)/Footings	3	108
Total	**430**	**18,207**

Signing pages

Company

EXECUTED by **ROYAL WOLF HOLDINGS LIMITED** in accordance with section 127(1) of the *Corporations Act 2001* (Cth) by authority of its directors:	)))))))
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Signature of director	))
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Name of director (block letters)	

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Signature of director/company secretary*
*delete whichever is not applicable

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Name of director/company secretary* (block letters)
*delete whichever is not applicable

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Original Guarantors

EXECUTED by **ROYAL WOLF HOLDINGS LIMITED** in accordance with section 127(1) of the *Corporations Act 2001* (Cth) by authority of its directors:

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Signature of director

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Name of director (block letters)

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Signature of director/company secretary*
*delete whichever is not applicable

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Name of director/company secretary* (block letters)
*delete whichever is not applicable

EXECUTED by **ROYAL WOLF TRADING AUSTRALIA PTY LIMITED** in accordance with section 127(1) of the *Corporations Act 2001* (Cth) by authority of its directors:

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Signature of director

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Name of director (block letters)

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Signature of director/company secretary*
*delete whichever is not applicable

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Name of director/company secretary* (block letters)
*delete whichever is not applicable

EXECUTED by **ROYALWOLF**)
TRADING NEW ZEALAND)
LIMITED by authority of its directors:)
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....)   ....
Signature of director   )   Signature of director
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....)   ....
Name of director (block letters)   )   Name of director (block letters)

EXECUTED by **KOOKABURRA**)
CONTAINERS PTY LIMITED in)
accordance with section 127(1) of the)
Corporations Act 2001 (Cth) by)
authority of its directors:)
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)   ....
....)   Signature   of   director/company
Signature of director   )   secretary*
)   *delete whichever is not applicable
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....)   Name of director/company secretary*
Name of director (block letters)   (block letters)
                                              *delete whichever is not applicable

EXECUTED by **ROYALWOLF NZ**)
ACQUISITION CO. LIMITED by)
authority of its directors:)
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....)   ....
Signature of director)   Signature of director
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....)   ....
Name of director (block letters))   Name of director (block letters)

Original Lender

SIGNED by)
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and)
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as attorneys for **DEUTSCHE BANK**)   ....
AG, SYDNEY BRANCH under power)
of attorney in the presence of:)
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....)   ....
Signature of witness)   By executing this document each
) attorney states that the attorney has
....) received no notice of revocation of the
Name of witness (block letters) power of attorney

Agent

SIGNED by   )
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and   )
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as attorneys for **PERPETUAL**)   ....
CORPORATE TRUST LIMITED)
under power of attorney in the presence)
of:)
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)   ....
....)   By executing this document each
Signature of witness)   attorney states that the attorney has
)   received no notice of revocation of the
....   power of attorney
Name of witness (block letters)

Security Trustee

SIGNED by	)	
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and	)	
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as attorneys for **P.T. LIMITED** under	)	....
power of attorney in the presence of:	)	
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	)	
....	)	
Signature of witness	)	....
	)	By executing this document each
....	)	attorney states that the attorney has
Name of witness (block letters)	)	received no notice of revocation of the
		power of attorney